SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                             (Amendment No. _____)*


                       AIMGLOBAL TECHNOLOGIES COMPANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     00900N
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Jerry W. Slusser
                        8425 Woodfield Crossing Boulevard
                                    Suite 345
                           Indianapolis, Indiana 46240
                            Telephone: (317) 469-0255
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                  May 14, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------                -------------------------------
CUSIP No.  00900N                                       Page 2 of 109 Pages
---------------------------------                -------------------------------

--------- ----------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Valtec Capital Corporation (IRS I.D. No. 93-1117437)
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                            (a) |_|
                                                                        (b) |_|

--------- ----------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          WC

--------- ----------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|

--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada, U.S.A.
--------- ----------------------------------------------------------------------

                           7      SOLE VOTING POWER

                                  1,046,704 Shares (See Item 5)
NUMBER OF
SHARES
BENEFICIALLY               ------ ----------------------------------------------
OWNED BY
 EACH                      8      SHARED VOTING POWER
REPORTING
PERSON                            3,122,653 Shares (See Item 5)
 WITH
                           ------ ----------------------------------------------

                           9      SOLE DISPOSITIVE POWER

                                  1,046,704 Shares (See Item 5)

                           ------ ----------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                  -0-

-------------------------- ------ ----------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,169,357 Shares

--------- ----------------------------------------------------------------------

12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)                                 |_|

--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          25.6%

--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO

--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------------------                -------------------------------
CUSIP No.  00900N                                       Page 3 of 109 Pages
---------------------------------                -------------------------------

--------- ----------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Jerry W. Slusser
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                            (a) |_|
                                                                        (b) |_|

--------- ----------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          N/A

--------- ----------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|

--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
--------- ----------------------------------------------------------------------

                           7      SOLE VOTING POWER

                                  1,046,704 Shares (See Item 5)
NUMBER OF
SHARES
BENEFICIALLY               ------ ----------------------------------------------
OWNED BY
 EACH                      8      SHARED VOTING POWER
REPORTING
PERSON                            3,122,653 Shares (See Item 5)
 WITH
                           ------ ----------------------------------------------

                           9      SOLE DISPOSITIVE POWER

                                  1,046,704 Shares (See Item 5)

                           ------ ----------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                  -0-

-------------------------- ------ ----------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,169,357 Shares

--------- ----------------------------------------------------------------------

12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)                                 |_|

--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          25.6%

--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 4 of 109 Pages
---------------------------------                -------------------------------

Item 1.           Securities and Issuer

         This Schedule 13D ("Schedule") relates to the common stock of AimGlobal Technologies Company, Inc., a British Columbia company ("Issuer"). The principal executive offices of Issuer are located at 8128 River Way, Delta, British Columbia, Canada V4G 1KS.

Item 2.           Identity and Background

         (i)      Reporting Person:

                  (a) This Statement is filed on behalf of Valtec Capital Corporation ("Valtec") and Jerry W. Slusser ("Slusser"). Valtec and Slusser are collectively referred to as the "Reporting Persons."

                  (b) The address of Valtec's principal office is 1097 Broadmoor Avenue, Las Vegas, Nevada 89109. Slusser's business address is the same as Valtec's.

                  (c) Valtec's principal business is purchasing, owning, investing in, operating and selling assets of identified businesses. Slusser's principal occupation is acting as the president and a director of Valtec. Slusser is the majority and controlling stockholder of Valtec.

                  (d) None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

                  (e) None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

                  (f) Valtec was incorporated under the laws of the State of Nevada. Slusser is a citizen of the United States.

         (ii)     Executive Officers and Directors of Valtec
(other than Slusser):

                  Jason W. Slusser:

                  (a) Jason W. Slusser is the vice president and a director of Valtec. He is the son of Jerry W. Slusser.

                  (b) Jason Slusser's business address is 1097 Broadmoor Avenue, Las Vegas, Nevada 89109.

                  (c) Jason Slusser is a full-time employee of Valtec.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 5 of 109 Pages
---------------------------------                -------------------------------

                  (d) Jason Slusser has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

                  (e) Jason Slusser has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

                  (f) United States of America.

                  Joan W. Schlug:

                  (a) Joan K. Schug is the secretary and a director of Valtec.

                  (b) Ms. Schug's business address is 8425 Woodfield Crossing Boulevard, Suite 345, Indianapolis, Indiana 46240.

                  (c) Ms. Schug is a full-time employee of Valtec.

                  (d) Ms. Schug has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors)during the last five years.

                  (e) Ms. Schug has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining her from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

                  (f) United States of America.

                  David F. Peaper:

                  (a) David F. Peaper is the vice president of finance and a director of Valtec.

                  (b) Mr. Peaper's business address is 8425 Woodfield Crossing Boulevard, Suite 345, Indianapolis, Indiana 46240.

                  (c) Mr. Peaper is a full-time employee of Valtec.

                  (d) Mr. Peaper has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 6 of 109 Pages
---------------------------------                -------------------------------
                  (e) Mr. Peaper has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

                  (f) United States of America.

Item 3.  Sources and Amount of Funds or Other Consideration

         Valtec, Issuer and certain wholly-owned subsidiaries of Issuer (collectively, the "Companies") are parties to an Investment Agreement dated as of May 14, 2002 ("Investment Agreement"). Under the Investment Agreement, Valtec acquired the indebtedness owed by the Companies to Canadian Imperial Bank of Commerce ("CIBC"), including the security interests for such indebtedness ("CIBC Debt"). Valtec utilized working capital to fund its purchase of the CIBC debt. Valtec also agreed to provide the Companies with additional funding for working capital (the CIBC Debt and the additional working capital funding are referred to collectively herein as the "May Loans").


         Concurrently with the Investment Agreement, Valtec, the Companies and Steven A.W. deJaray, the founder of the Companies, entered into a conversion rights agreement ("Conversion Agreement"). Under the Conversion Agreement, Valtec will receive the right to convert the May Loans into shares of the Issuer's common stock and/or to purchase shares of common stock with proceeds derived by Valtec from Issuer's repayment of the May Loans (in either case, the "Loan Conversion Rights"). As of the date of this Schedule, the aggregate amount of May Loans outstanding is approximately $9.6 million (Canadian).


         In consideration of the Investment Agreement and the Conversion Agreement, Mr. deJaray and Issuer entered into a voting agreement with Valtec, dated May 14, 2002 ("Voting Agreement"). The Voting Agreement provides Valtec with the right to vote 3,122,653 shares of common stock of Issuer currently owned by Mr. deJaray (as well as any additional shares acquired by him) at any meeting of shareholders at which approval of the Conversion Rights Agreement and Investment Agreement is considered.


         On August 29, 2002, Valtec loaned the Companies an additional $2.1 million (Canadian) ("August Loan"). Valtec utilized working capital to fund the August Loan. To evidence the August Loan, the Issuer issued to Valtec a $2.1 million (Canadian) 10% convertible debenture ("Convertible Debenture"). The Convertible Debenture is secured by a pledge of all of the assets of the Companies (subject to certain limited exceptions). The Convertible Debenture is convertible at the holder's option (the "Debenture Conversion Rights" and together with the Loan Conversion Rights, collectively the "Conversion Rights"), in whole or in part, at any time, into that number of shares determined by dividing the principal and accrued interest to be converted by the "conversion price." The "conversion price is $0.35 and is subject to anti-dilution adjustments for stock splits, dividends and similar events, as well as if the Issuer fixes a record date for any type of rights offering, capital reorganization or special distribution where the value of the common stock to be acquired is less than 95% of the market price on the date of such record date.


         The Conversion Rights are subject to approval by the Issuer's shareholders as well as the Toronto Stock Exchange. On August 28, 2002, the Toronto Stock Exchange conditionally approved the exercisability of the Conversion Rights, subject to the satisfaction of certain closing conditions including shareholder approval (the "Required Approvals"). Accordingly, except as described in Item 5 below, the Conversion Rights will not be exercisable by Valtec until the Required Approvals are obtained.


         Slusser did not directly acquire any of the common stock in connection with the transactions being reported on in this Schedule 13D and is only being reported herein to reflect his controlling ownership of Valtec's interest.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 7 of 109 Pages
---------------------------------                -------------------------------

Item 4.  Purpose of Transaction.

         (a) The purpose of the transactions reported on in this Schedule 13D was to acquire certain outstanding secured obligations of the Companies and provide them with additional capital to repay other of their outstanding obligations, with the option of converting all or a portion of such obligations into common stock of Issuer. Valtec originally invested in and made the May Loans and the August Loan to Issuer and acquired the Conversion Rights for investment purposes. The Reporting Persons, however, do not currently have any plans or proposals which relate to or would result in the Reporting Persons acquiring additional securities of the Issuer (including through Valtec's exercise of the Conversion Rights once they are vested). The Reporting Persons may dispose of some or all the Issuer's securities held by the Reporting Persons depending upon price and market conditions and other factors.


         (b) At the time of the transactions reported on in this Schedule 13D, the Reporting Persons did not have any present plans or proposals which related to or would have resulted in an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries. The Reporting Persons were aware that the Issuer was reviewing and assessing possible transactions, including a merger, that could increase stockholder value and in all likelihood, would have favored such a transaction.


         In light of the recent decline in the North American economy, the decreased cash flow of the Issuer and certain legal issues involving the Companies, the Reporting Persons have now determined to file a motion for the appointment of a receiver for the Companies assets in order to satisfy the outstanding obligations of the Companies that are held by the Reporting Persons.


         (c) At the time of the transactions reported on in this Schedule 13D, the Reporting Persons did not have any present plans or proposals which related to or would have result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries. The Reporting Persons were aware that the Issuer was reviewing and assessing possible transactions, including a merger, that could increase stockholder value and in all likelihood, would have favored such a transaction.

         As described above, the Reporting Persons have now determined to file a motion for the appointment of a receiver for the Companies assets in order to satisfy the outstanding obligations of the Companies that are held by the Reporting Persons. The Reporting Persons anticipate that the receiver will martial the assets of the Companies and attempt to sell them at the best price in order to satisfy the Companies creditors to the fullest possible extent. The Reporting Persons have indicated their intention to participate in the bidding for the assets of the Companies following the appointment of a receiver.


         (d) In connection with the transactions reported on in this Schedule 13D, on or about May 14, 2002, Bernard M. Joyce and Ron McMahan tendered their resignations as directors of Issuer, Mr. deJaray tendered his resignation as Chief Executive Officer and President of Issuer and the president and secretary of each of the other Companies tendered their resignations. At the same time, Warren Feder, Bruce Lemons, Daniel Klausner and Mr. deJaray were appointed as directors of Issuer and each of the Companies, and Sam Fleiser was appointed as the President and Mr. Lemons was appointed as the Secretary of Issuer.


         As described above, the Reporting Persons have now determined to file a motion for the appointment of a receiver for the Companies assets in order to satisfy the outstanding obligations of the Companies that are held by the Reporting Persons. As a result of the receiver being appointed, the present board of directors has resigned.


         (e) The Reporting Persons do not have any present plans or proposals which relate to or would result in a material change in the present capitalization or dividend policy of the Issuer.


         (f) At the time of the transactions reported on in this Schedule 13D, the Reporting Persons did not have any present plans or proposals which related to or would have resulted in any other material change in the Issuer's business or corporate structure. The Reporting Persons were aware that the Issuer was reviewing and assessing possible transactions, including a merger, that could increase stockholder value and in all likelihood, would have favored such a transaction.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 8 of 109 Pages
---------------------------------                -------------------------------

         As described above, the Reporting Persons have now determined to file a motion for the appointment of a receiver for the Companies assets in order to satisfy the outstanding obligations of the Companies that are held by the Reporting Persons. As a result of the receiver being appointed, it is anticipated that the Issuer will no longer continue to conduct its business since its assets will be transferred.


          (g) The Reporting Persons do not have any present plans or proposals which relate to or would result in any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impeded the acquisition of control of the Issuer by any person.


         (h)-(i) At the time of the transactions reported on in this Schedule 13D, the Reporting Persons did not have any plan or proposal which would have resulted in common shares of the Issuer being delisted from the Toronto Stock Exchange or the American Stock Exchange. As described above, the Reporting Persons have now determined to file a motion for the appointment of a receiver for the Companies assets in order to satisfy the outstanding obligations of the Companies that are held by the Reporting Persons. It is likely that as a result of this appointment, the common stock of the Issuer will be delisted from the Toronto Stock Exchange and the American Stock Exchange.


         (j) Other than described above, the Reporting Persons currently have no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule, although the Reporting Persons reserve the right to develop such plans and proposals.

Item 5.  Interest in Securities of the Issuer.

        (a)-(b) The Conversion Agreement provides for the conversion of the May Loans into shares of common stock in accordance with the following formulas:


                  (i) one share of common stock for each $0.375 (Canadian) of the principal and interest outstanding on the Loans at the time of conversion up to $1,762,500 (Canadian) (and/or one share of common stock for each $0.375 (Canadian) of the outstanding repaid Loan amount up to $1,762,500 (Canadian)); and


                  (ii) one share of common stock for each $0.933 (Canadian) of the principal and interest outstanding under the balance of the Loans (and/or one share of common stock for each $0.933 (Canadian) of the outstanding repaid Loan amount in excess of $1,762,500).


         Based on the terms of the Conversion Agreement, if the Required Approvals are received, and Valtec elects to convert all of the currently outstanding May Loans, it would be entitled to receive no fewer than 12,053,618 shares of the common stock of Issuer upon conversion (less any shares issued pursuant to the Delayed Approval Conversion, described below). Valtec has agreed with Issuer that it shall not exercise any Loan Conversion Rights to the extent that it would cause Issuer to issue an aggregate number of shares of common stock in excess of 100% of the number of shares of common stock that were outstanding at the time of Issuer's 2001 annual meeting of stockholders (14,567,652 shares). Based on the May Loans currently outstanding, full exercise of the Loan Conversion Rights would not cause an aggregate issuance in excess of that amount.


         The Convertible Debenture is convertible into shares of common stock at a price per share of $0.35. Accordingly, if the Required Approvals are received, and Valtec elects to convert all of the currently outstanding August Loan, it would be entitled to receive no fewer than 6,000,000 shares of the common stock of Issuer upon conversion.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 9 of 109 Pages
---------------------------------                -------------------------------

         As of the date of this Schedule, however, the Required Approvals have not been obtained and there is no certainty that they will be obtained. Accordingly, subject to the following, Valtec is not deemed to beneficially own any of the aforementioned shares. Notwithstanding the foregoing, pursuant to the Conversion Agreement, because the Required Approvals were not obtained on or prior to September 20, 2002, Valtec has the right to convert $392,514 of the May Loans into 1,046,704 shares (representing a per-share price of $.375) and to exchange such shares for an equivalent amount of freely tradable common shares currently owned by Mr. deJaray ("Delayed Approval Conversion"). Accordingly, Valtec would be deemed to be the beneficial owner of such 1,046,704 shares.

         As a result of the foregoing, Valtec would be deemed to have sole voting power of 1,046,357 shares and shared voting power (with Steven deJaray) of 3,122,653 shares (insofar as Valtec's right to vote Mr. deJaray's shares relates only to certain specified matters) and sole dispositive power over 1,046,704 shares, with aggregate beneficial ownership of 4,169,357 shares or 25.6% of the outstanding common stock (based on 15,273,902 shares outstanding and giving effect to the exercise of the Delayed Approval Conversion).


         Slusser does not directly own any shares of common stock of the Issuer. As the controlling person of Valtec, Slusser would be deemed to have sole voting power of 1,046,357 shares and shared voting power (with Steven deJaray) of 3,122,653 shares (insofar as Valtec's right to vote Mr. deJaray's shares relates only to certain specified matters) and sole dispositive power over 1,046,704 shares. Mr. Slusser beneficially owns the 4,169,357 shares or 25.6% of the outstanding shares of common stock of the Issuer.


         (c)      None.


         (d) To the knowledge of the Reporting Persons, no person, other than Mr. deJaray with respect to the 3,122,653 shares covered by the Voting Agreement, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities of Issuer deemed to be beneficially owned by the Reporting Persons.


         (e)      Not applicable.


         None of the executive officers or directors of Valtec beneficially own any other securities of the Issuer.


Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.


         Other than the Investment Agreement, the Conversion Agreement, the Voting Agreement, and any agreement contemplated by any of the foregoing agreements, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any other person with respect to any securities of Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 10 of 109 Pages
---------------------------------                -------------------------------

Item 7.  Material to be Filed as Exhibits.


         The following documents are filed as exhibits:


         1.       Joint Filing Agreement.


         2. Form of Investment Agreement, dated May 14, 2002, by and among Valtec and the Companies.


         3. Form of Conversion Agreement, dated May 14, 2002, by and among Valtec, the Companies and Steven A.W. deJaray.


         4. Form of Voting Agreement, dated May 14 2002, by and among Steven A.W. deJaray, Valtec and Issuer.


         5.       Form of Convertible Debenture.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 11 of 109 Pages
---------------------------------                -------------------------------


                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 3, 2002                              VALTEC CAPITAL CORPORATION



                                                     By:   /s/ Jerry W. Slusser
                                                        ------------------------
                                                        Name: Jerry W. Slusser
                                                        Title: President



                                                           /s/ Jerry W. Slusser
                                                        ------------------------
                                                        Jerry W. Slusser

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 12 of 109 Pages
---------------------------------                -------------------------------

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT


         AGREEMENT dated as of October 3, 2002, between Valtec Capital Corporation and Jerry W. Slusser (collectively, the "Parties").

         Each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial interest in shares of common stock, without par value, of AimGlobal Technologies Company, Inc. ("Schedule 13D") and it will file the Schedule 13D on behalf of itself.

         Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

                                                     VALTEC CAPITAL CORPORATION


                                                     By:   /s/ Jerry W. Slusser
                                                        ------------------------
                                                        Name: Jerry W. Slusser
                                                        Title: President



                                                           /s/ Jerry W. Slusser
                                                        ------------------------
                                                        Jerry W. Slusser

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 13 of 109 Pages
---------------------------------                -------------------------------

                                                                       EXHIBIT 2

                              INVESTMENT AGREEMENT


THIS AGREEMENT is dated for reference as of the 14th day of May, 2002.

AMONG:

         AIMGLOBAL TECHNOLOGIES COMPANY INC., a British Columbia corporation having an office at 8128 River Way, Delta, British Columbia, Canada V4G 1K5
         Facsimile No. (604) 940-5708

         ("Aimglobal")

         AIMTRONICS CORPORATION, a Canadian corporation having an office at 8128 River Way, Delta, British Columbia, Canada
         V4G 1K5
         Facsimile No. (604) 940-5708

         ("Aimtronics")

         AIMTRONICS HOLDINGS, INC., a Washington corporation having an office at 8128 River Way, Delta, British Columbia, Canada
         V4G 1K5
         Facsimile No. (604) 940-5708

         ("Holdings")

         AMERICAN COMPUTER ASSEMBLY, INC., a New York corporation having an office at 100 Chimney Point Drive, Ogdensburg, New York,
         United States of America 13669
         Facsimile No. (604) 940-5708

         ("AC Assembly")

         (Aimglobal, Aimtronics, Holdings and AC Assembly, collectively the "Companies" and individually a "Company")

AND:

         VALTEC CAPITAL CORPORATION, a Nevada corporation having an administrative services office at Suite 345, 8425 Woodfield Crossing Boulevard, Indianapolis, Indiana 46240, United States of America Facsimile No. (317) 469-0259

         ("Valtec")

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 14 of 109 Pages
---------------------------------                -------------------------------


WHEREAS:

A. Aimglobal is a company whose shares are publicly traded on the Toronto Stock Exchange and the American Stock Exchange;

B.       Aimglobal owns all of the issued and outstanding Shares in Aimtronics;

C. Aimtronics is engaged in the business of electronics manufacturing services and provides contract manufacturing for original equipment manufacturers in the medical, aerospace, wireless, communications, industrial, military and emergency response market in Canada and the United States; and

D. Valtec has agreed with the Companies to acquire from the Canadian Imperial Bank of Commerce all of the indebtedness of the Companies to the Canadian Imperial Bank of Commerce and the security related thereto and to advance further funds to the Companies, all upon the terms and conditions set forth in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of, and in reliance on, the premises, the representations, warranties, covenants and agreements set forth in this Agreement, the parties hereby agree as follows:

                           ARTICLE 1 - INTERPRETATION

1.1      Interpretation.  In this Agreement, unless otherwise provided:

(a) "Agreement" means this investment agreement, together with the schedules hereto;

(b) "Business" means the business conducted by the Companies as at the date hereof, including, without limitation, the electronic manufacturing services business of providing contract manufacturing for original equipment manufacturers in the medical, aerospace, wireless, communications, industrial, military and emergency response market in Canada and the United States;

(c) "Business Day" means any day except a Saturday, Sunday or a legal holiday in New York, New York, United States of America or Vancouver, British Columbia;

(d) "CIBC" means the Canadian Imperial Bank of Commerce, a Canadian chartered bank;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 15 of 109 Pages
---------------------------------                -------------------------------


(e) "CIBC Indebtedness" means the indebtedness of the Companies to CIBC outstanding as at the Closing Date pursuant to the following credit facilities:

         (i)      $15,000,000 demand operating facility; and

         (ii)     $1,000,000 demand instalment loan;

(f) "CIBC Security" means the security instruments and other agreements listed in Schedule A hereto and made between the Companies and CIBC as security for the CIBC Indebtedness;

(g) "Closing" means the closing of the transaction contemplated by this Agreement and the concurrent execution and delivery of the Transaction Documents;

(h) "Closing Date" means the 14th day of May, 2002, or such other date as Valtec and the Companies may agree upon;

(i) "Common Shares" means the common shares without par value in the capital of the Aimglobal and "Common Share" means any one of them;

(j) "Confirmation and Acknowledgement and Second Modification and Extension of Forbearance Agreements Agreement" means that agreement between Valtec and the Companies, other than Holdings, which is to modify and extend the Forbearance Agreements, such Confirmation and Acknowledgement and Second Modification and Extension of Forbearance Agreements Agreement to be in the form attached as Schedule B;

(k) "Constating Documents" means the Certificate of Incorporation, Memorandum and Articles of Aimglobal, the Certificate of Incorporation, Articles of Amendment and by-laws of Aimtronics and the Certificates of Incorporation of Holdings and AC Assembly, as existing on the date hereof;

(l) "Conversion Rights Agreement" means the right of Valtec to convert the CIBC Indebtedness and Valtec Indebtedness into Common Shares on the terms of the Conversion Rights Agreement attached hereto as Schedule C;

(m) "Conversion Shares" means the Common Shares to be issued to Valtec pursuant to the Conversion Rights Agreement;

(n) "Environmental Laws" means any applicable federal, provincial, state, municipal and local laws, statutes, ordinances, by-laws, regulations and orders, directives and decisions, approvals of all governmental authorities or administrative or regulatory agency related to environmental, health, occupational safety and product liability matters, as of the date hereof;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 16 of 109 Pages
---------------------------------                -------------------------------


(o) "Financial Statements" means the audited consolidated financial statements of Aimglobal for the years ended March 31, 2001, March 31, 2000 and March 31, 1999 and the unaudited financial statements for the twelve months ended March 31, 2002, all of which are attached as Schedule D to this Agreement;

(p) "Forbearance Agreements" means those agreements listed below between the Companies, Steven A.W. DeJaray and CIBC pursuant to which the Companies acknowledged the CIBC Indebtedness and that the CIBC Indebtedness was due and payable and CIBC agreed to forbear from acting upon any failure by the Companies to comply with demands for payment issued by CIBC until the dates set forth in such agreements:

         (i)      First Forbearance Agreement dated January 23, 2002;

         (ii)     Second Forbearance Agreement dated as of April 3, 2002;

         (iii)    Modification and Extension Agreement dated as of April 19,
                  2002;

         (iv) Letter agreement dated May 6, 2002 from Davis & Company to Fraser Milner Casgrain;

         (v) Letter agreement dated May 8, 2002 from Davis & Company to Fraser Milner Casgrain;

(q) "Fully Diluted Basis" means, at any time, that all options, warrants or other rights of any kind to acquire Common Shares and all securities convertible or exchangeable into Common Shares outstanding at that time shall be deemed to have been fully exercised, converted or exchanged, as the case may be, and the Common Shares issuable as a result thereof shall be deemed to have been fully issued and to form part of the holdings of the person(s) entitled to receive such Common Shares;

(r)      "GAAP" means generally accepted accounting principles in Canada;

(s) "Intellectual Property" means all right, title, interest and benefit of the Companies in and to all material intellectual property of the Companies of every nature, whether registered or unregistered, including, without limitation, all world wide copyrights, patents, patent rights, trade marks, applications for any of the foregoing, trade names, service marks, and other trade rights, license agreements, marketing rights, trade secrets, and know-how, formulae, processes, technology, inventions, engineering and other proprietary processes, source code, object code, computer programs and other computer software, in whatever media, and data, specifications, prototypes, designs, records, drawings, and calculations, licenses, sub-licenses, computer rights, other intellectual or industrial property and all other proprietary rights or interests, together with all antecedent derivative works, in each case of or pertaining to the Business;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 17 of 109 Pages
---------------------------------                -------------------------------


(t)      "Material Contracts" means any agreement or contract:

         (i) requiring payment by or to the Companies of an amount in excess of $500,000;

         (ii) which has any direct material effect (by license, assignment or otherwise) on the Intellectual Property;

         (iii) respecting strategic or collaborative research arrangements and equipment leases; or

         (iv)     with key employees of, or consultants to, the Companies;

         including, without limitation, those which are listed in Schedule E to this Agreement;

(u)      "Securities" means:

         (i)      the Shares;

         (ii) any warrants, options or rights entitling the holders thereof to purchase or acquire any Shares; or

         (iii) any securities issued by the Companies which are convertible into or exchangeable for Shares;

(v) "Shares" means shares of any class in the capital stock of the Companies and "Share" means any one of them;

(w) "Tax" or "Taxes" means all federal, provincial, state, municipal, foreign and other taxes (including, without limitation, income taxes, sales taxes, excise taxes, value added taxes, capital taxes, property taxes, and production, severance and similar taxes and assessments) and includes all penalties, interest and fines with respect thereto;

(x)      "Transaction Documents" means:

         (i)      this Agreement;

         (ii)     the Conversion Rights Agreement;

         (iii)    the Voting Trust Agreement; and

         (iv) the Confirmation and Acknowledgement and Second Modification and Extension of Forbearance Agreements Agreement;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 18 of 109 Pages
---------------------------------                -------------------------------


(y) "Valtec Indebtedness" means the indebtedness of the Companies to Valtec as at the Closing Date;

(z) "Voting Trust Agreement" means that agreement between Valtec, Aimglobal and Steven A.W. DeJaray wherein Steven A.W. DeJaray grants a voting trust of his shares of Aimglobal to Valtec, such Voting Trust being in the form attached hereto as Schedule F;

(aa) Any words defined elsewhere in the Agreement shall have the particular meaning ascribed thereto;

(bb) Words (including defined terms) using or importing the singular number include the plural and vice versa and words importing one gender only shall include all genders and words importing persons in this Agreement shall include individuals, partnerships, corporations and any other entities, legal or otherwise;

(cc) The headings used in this Agreement are for ease of reference only and shall not affect the meaning or the interpretation of this Agreement;

(dd) All accounting terms not defined in this Agreement shall have the meanings generally ascribed to them under GAAP; and

(ee) Unless otherwise specified, all references to the symbol "$" are to lawful money of Canada.

1.2 Schedules. The following schedules attached to this Agreement shall form part of this Agreement:

                 Schedule A            CIBC Security
                 Schedule B            Confirmation and Acknowledgement and
                                         Second  Modification and Extension of
                                         Forbearance Agreements Agreement
                 Schedule C            Conversion Rights Agreement
                 Schedule D            Financial Statements
                 Schedule E            Material Contracts
                 Schedule F            Voting Trust Agreement
                 Schedule G            Exceptions to Representations
                                         and Warranties
                 Schedule H            Shares, Debts and Options etc. issued
                                         and outstanding
                 Schedule I            Insurance
                 Schedule J            Real Property
                 Schedule K            Intellectual Property Disclosures
                 Schedule L            Legal Opinion

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 19 of 109 Pages
---------------------------------                -------------------------------

                         ARTICLE 2 - AGREEMENT TO INVEST

2.1. Acquisition of CIBC Security. Upon the terms and subject to the conditions set forth in this Agreement and concurrently with the Closing of the transaction contemplated by this Agreement, Valtec shall acquire the CIBC Security and CIBC Indebtedness from CIBC.

2.2 Additional Advance to Aimtronics. Notwithstanding the terms of the CIBC Security and the Transaction Documents, Valtec shall, at closing of the transactions contemplated hereby, advance additional amounts to the Companies, as lender under the CIBC Security, up to a maximum cumulative amount of $9,600,000 less the amounts used to purchase the CIBC Security. The proceeds of such advance shall be used fully to repay to Valtec all amounts previously advanced by Valtec to the Companies and secondly as provided in Section 2.3.

2.3 Use of Funds. Additional funds provided by Valtec to the Companies shall be used by Aimtronics and AC Assembly for general business purposes only, including working capital as more fully set forth in Aimtronics' 2002 budget or as approved by the board of directors of Aimtronics.

2.4 Valtec Equity Interest in Aimglobal. Each of the parties hereto agrees that Valtec shall have the right to convert its debt into Common Shares of Aimglobal on the terms detailed in the Conversion Rights Agreement, attached hereto and made a part hereof, provided, however that the exercise of such rights is conditional upon receipt of all requisite shareholder and exchange approvals.

                   ARTICLE 3 - REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Companies. Except as otherwise disclosed in Schedule G, the Companies jointly and severally represent and warrant to Valtec as follows:

(a) Incorporation and Existence - each of the Companies has been duly incorporated and is validly existing under the laws of its jurisdiction of incorporation and has not been discontinued under such laws or been dissolved and has sent to the appropriate government authorities all returns required to be sent to such government authorities under the laws of its jurisdiction of incorporation;

(b) Corporate Power - each of the Companies has all requisite corporate power and capacity to own its property and assets and to carry on the Business as now being conducted by it, to enter into and execute this Agreement and the other Transaction Documents, to complete the transactions contemplated hereby and to duly observe and perform all of its covenants and obligations herein set forth;

(c) Licenses, Permits, etc. - each of the Companies has acquired all material licenses, registrations, authorizations, permits, approvals and consents necessary to carry on the Business as is now being conducted, the lack of which could result in a material and adverse effect on the Business or the properties of the Companies, and such licenses, registrations, authorizations, permits, approvals and consents are in good standing;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 20 of 109 Pages
---------------------------------                -------------------------------


(d) Conduct of Business - each of the Companies is conducting the Business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which the Business is carried on, is duly qualified as a corporation to do business in each jurisdiction in which the nature of its activities makes such qualification necessary, except in such jurisdictions in which failure to do so would not have a material adverse effect on the Companies or the Business and the Business is the only business carried on by the Companies;

(e) Constating Documents - the Constating Documents of each of the Companies are in the form contained in the minute book of such Company and no modifications or alterations have been formally proposed to shareholders or approved by the shareholders thereof;

(f) Corporate Records - the corporate records and minute books of each of the Companies contain substantially complete and accurate minutes of all proceedings and resolutions of the directors and shareholders of each of the Companies since the incorporation/establishment of each of such Company and the share certificate register, register of members, register of transfers, register of directors, register of debentures and debenture holders and register of indebtedness of each of the Companies are substantially complete and accurate;

(g) Transaction Documents - the Transaction Documents, when executed and delivered, will have been duly authorized by all corporate proceedings and will constitute legal, valid and binding obligations of each of the Companies enforceable against them in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally;

(h) Compliance - neither the execution of the Transaction Documents by each of the Companies nor the performance by each of the Companies of any of its obligations thereunder (including, without limitation, the issuance of the Conversion Shares);

         (i) will violate or constitute a default under any provision of law, any order of any court or other agency of government, the Constating Documents of such Company or any instrument, agreement or commitment to which the Company is a party or by which the Company or any of its properties or assets are bound, which violation would materially and adversely affect the Companies or the Business, or

         (ii) requires such Company to obtain any consent, licence, certification or approval from any third party which has not been duly obtained, which failure to obtain would materially and adversely affect the Companies or the Business and no person has any rights of first refusal or any pre-emptive rights in connection with the sale, allotment and issuance of the Conversion Shares which has not been exercised or waived;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 21 of 109 Pages
---------------------------------                -------------------------------


(i) Issuance of Conversion Shares - upon delivery by Aimglobal to Valtec of the share certificates representing the Conversion Shares following the exercise by Valtec of its rights pursuant to the Conversion Rights Agreement and subject to regulatory approvals and approval of the shareholders of Aimglobal, if required:

         (i) the Conversion Shares will be duly and validly authorized and issued, and will be fully paid and non-assessable, in compliance with all applicable corporate and securities laws;

         (ii) Valtec will be the legal and registered owner of the Conversion Shares; and

         (iii) Valtec will have good and marketable title to the Conversion Shares, which shares shall be freely tradeable and free and clear of all pre-emptive rights, mortgages, liens, charges, security interests, adverse claims, pledges and demands whatsoever arising by reason of the acts or omissions of Aimglobal, other than any resale restrictions and restrictions on transfer imposed by applicable securities laws;

(j) Share and Debt Capital - Schedule H accurately describes the authorized and issued Shares and other Securities and debt obligations of each of the Companies, all options, warrants, conversion rights or other rights granted by each of the Companies for the subscription, purchase or issuance of any unissued Securities of such Company, including the transactions described in the Agreement, and the holders thereof. All issued Shares have been offered, issued, paid for in full, sold and delivered in compliance with all applicable corporate and securities laws;

(k) No Options - no corporation, partnership, joint venture, firm or person has any agreement, option or any right or privilege, whether by law, pre-emptive or contractual, capable of becoming an agreement or an option for the purchase of any issued or unissued Shares (including the Conversion Shares), or to require either of the Companies to purchase, redeem or otherwise acquire any of its issued and outstanding Shares, other than pursuant to this Agreement or as disclosed in Schedule H;

(l) Voting Rights - upon exercise of its conversion rights pursuant to the Conversion Rights Agreement and delivery of the Conversion Shares to Valtec, Valtec will acquire all rights as a shareholder of Aimglobal, including, without limitation, the rights to attend shareholders meetings, to exercise the voting rights attached to the Conversion Shares and to receive dividends (as if and when declared);

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 22 of 109 Pages
---------------------------------                -------------------------------


(m) Non-Solicitation - neither Aimglobal nor anyone acting on its behalf has offered to sell, sold or solicited offers to buy or will sell or offer to sell or solicit others to buy the Conversion Shares or similar securities thereto, from any person so as to bring the issue and sale of the Conversion Shares under the registration provisions of the Securities Act of 1933, as amended, of the United States of America or any similar federal statute, and the rules and regulations of the Securities and Exchange Commission (or any other federal agency then administering the Securities Act of 1933) thereunder and applicable United States state securities laws;

(n) Piggyback Rights - except as contemplated in the Transaction Documents, neither of the Companies has granted or agreed to grant any registration rights or any "piggyback rights" to any person;

(o) Financial Position - the Financial Statements were prepared in accordance with GAAP (other than that internal statements prepared since April 1, 2001 may not have been prepared in accordance with GAAP) applied consistently and present fairly the financial position and the results of the operations of the Company as at the dates indicated and for the periods indicated, and no material adverse change in such financial position or such results has occurred since March 31, 2002;

(p) No Undisclosed Liabilities - there are no material liabilities of the Companies which are not disclosed or reflected in the Financial Statements and, to the best of the knowledge of the Companies, no material contingent liabilities not disclosed on the Financial Statements except (i) current obligations and liabilities incurred in the ordinary course of business subsequent to March 30, 2001 which have not been, either in any individual case or in the aggregate, materially adverse, and (ii) obligations under contracts made in the ordinary course of business that would not be required to be reflected in financial statements prepared in accordance with generally accepted accounting principles, but in no event greater than $50,000 in the aggregate;

(q) No Third Party Debts, Liabilities etc. - other than as disclosed in Schedule G, the Companies are not liable for the debts, liabilities or other obligations of any third party, whether by way of guarantee, indemnity or other contingent or indirect obligation the payment of which, individually or in the aggregate, would result in a material adverse effect;

(r)      Financial Condition - since March 30, 2001, none of the Companies has:

         (i) declared or paid any dividends or made any other distribution on any of its Shares;

         (ii) redeemed, purchased or otherwise acquired or agreed to acquire any of its Securities;

         (iii) transferred, assigned, sold or otherwise disposed of any of its material assets or cancelled any of its material debts or claims except, in each case, in the ordinary and usual course of business and except for the sale of the former Aimtronics facility in Mississauga, Ontario;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 23 of 109 Pages
---------------------------------                -------------------------------


         (iv) incurred or assumed any material obligations or liability (fixed or contingent), except unsecured current obligations and liabilities incurred in the ordinary and usual course of business;

         (v) issued or sold any Securities or issued, granted or delivered any right, option or other commitment for the issuance of any such Securities that are not disclosed in Schedule H;

         (vi) paid any material obligation or liability (fixed or contingent) other than liabilities incurred in the ordinary and usual course of business and payments to Carl Marks Capital Advisors LLP and legal counsel for the Companies;

         (vii) other than as disclosed in the Financial Statements, suffered a material operational loss or any extraordinary loss, waived or omitted to take any action in respect of any rights of substantial value, or entered into any material commitment or transaction not in the ordinary and usual course of business;

         (viii) made or otherwise authorized or agreed to any material changes in any Material Contract;

         (ix) other than in the ordinary course of business, granted any bonuses (whether monetary or otherwise) or made any general wage or salary increases in respect of personnel which they employ;

         (x) mortgaged, pledged, subjected to lien, granted a security interest in or otherwise encumbered any of their assets or property, whether tangible or intangible other than General Security Agreements and mortgages of properties located at 8128 River Way, Delta, British Columbia and 100 Schneider Road/4027 Carling Avenue, Kanata, Ontario to secure the Valtec Indebtedness and security granted to Fraser Milner Casgrain, Barristers and Solicitors, to secure amounts owed to them, which amounts are or will be subordinated to the interests of Valtec; or

         (xi) authorized, agreed or otherwise become committed to do any of the foregoing;

(s) Title to Assets - the Companies own and have good and marketable title to and possession of all of the assets referred to in the Financial Statements, free of any mortgage, lien, pledge, security interest, encumbrance or other claim whatsoever (except those since disposed of in the ordinary course of the Business, those subject to the security interests referred to in the Financial Statements and the General Security Agreements and mortgages of properties located at 8128 River Way, Delta, British Columbia and 100 Schneider Road/4027 Carling Avenue, Kanata, Ontario to secure the Valtec Indebtedness and security granted to Fraser Milner Casgrain, Barristers and Solicitors, to secure amounts owed to them, which amounts are or will be subordinated to the interests of Valtec) which assets are all of the assets necessary to carry on Business as it has been conducted in the last year, other than
         (i) those resulting from any taxes which have not yet become due and payable and (ii) minor liens and encumbrances which have arisen in the ordinary course of business and do not materially detract from the value of the property subject thereto or materially impair the operations of the Companies;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 24 of 109 Pages
---------------------------------                -------------------------------


(t) Machinery and Equipment - all material machinery and equipment owned or used by the Companies in the Business has been properly maintained in the ordinary course of business and is in reasonably fit and usable condition for the purposes of ongoing operation, subject to ordinary wear and tear for comparable machinery and equipment;

(u) Material Contracts - the Material Contracts are listed and briefly described in Schedule E to this Agreement and the Companies are capable of fulfilling and performing their obligations thereunder in the normal course;

(v) No Other Agreements - other than the Material Contracts, there are no agreements of the Companies which

         (i) commit the Companies to capital expenditures or involve liabilities, other than the purchase of inventory in the ordinary course of business, in excess of $50,000;

         (ii) involve partnerships, joint ventures, granting of marketing rights by or licensing of Intellectual Property of the Companies;

         (iii) cannot be fulfilled or performed in all material respects by the Companies in the normal course of business; or

         (iv) are not on arm's length terms or are not in the ordinary and normal course of the Business;

(w) No Defaults under Material Contracts - the Companies are not, nor to the best of the knowledge of the Companies is any other party, in default or breach in any material respect of any of the Material Contracts and (i) there exists no state of facts as of the date hereof which after notice or lapse of time or both would constitute such a default or breach by the Companies, (ii) all the Material Contracts are in full force and effect, and (iii) the Companies are entitled to all rights and benefits thereunder;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 25 of 109 Pages
---------------------------------                -------------------------------


(x) Shareholder Loans - as at the date of this Agreement, there are no loans outstanding from shareholders to any of the Companies;

(y) Shareholders' Agreements - as at the Closing Date, there will be no shareholders' agreements or other agreements governing the voting, holding, transfer or sale of Shares or the management of the affairs of the Companies, other than the Constating Documents and the Voting Trust Agreement;

(z) No Judgments etc. - there are no unsatisfied judgments outstanding, or any actions, suits or proceedings at law or in equity, or by or before any governmental agency, pending or, to the best of the knowledge of the Companies, threatened against or affecting the Companies or any of its properties, assets or Business which reasonably could be expected to result, either individually or in the aggregate, in any material adverse change in the assets, conditions, affairs or prospects of the Companies nor are the Companies aware of there being any basis for any pending or threatened actions, suits or proceedings relating to the foregoing other than as detailed in the Forbearance Agreements;

(aa) Subsidiaries and Affiliates - the Companies do not have any active subsidiaries or affiliates, other than that Aimtronics is a wholly owned subsidiary of Aimglobal, Holdings is a wholly owned subsidiary of Aimtronics and AC Assembly is a wholly owned subsidiary of Holdings;

(bb) Insurance - the Companies have their property insured against loss or damage by such insurable hazards or risks as are customarily insured against by companies operating or owning similar properties and conducting a business similar to the Business, the Companies are not in material default with respect to any of the provisions contained in any of their insurance policies, the Companies have not failed to give any notice or present any claim under any of their insurance policies in a due and timely fashion and the summary of insurance attached hereto as
         Schedule I is a true, complete and accurate summary of the insurance policies maintained by the Companies;

(cc) Real Property - other than as disclosed in Schedule J in respect of Aimtronics, none of the Companies is an owner of real property or a party to or bound by or obligated under any agreement or commitment to own or lease any real property or any interest in real property, all of which real property is used for its business purposes;

(dd) Employees - other than as disclosed in Schedule E, there are no employment or consultant contracts between the Companies and their directors, officers or employees or any of their affiliates (as such term is defined in the Company Act (British Columbia) and, to the best knowledge of the Companies, no employee of the Companies has breached any agreement such that the Companies, if they had knowledge of such breach, would be liable to other parties to the breached agreement for employing or continuing to employ the employee;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 26 of 109 Pages
---------------------------------                -------------------------------


(ee) Payment of Wages etc. - except for vacation pay (which has been accrued), the Companies have paid all wages, vacation pay and other remuneration currently due and payable to their employees, and have remitted all deductions made by the Companies from their employee payroll for income taxes, Canada Pension Plan and Unemployment Insurance premiums which are currently due for remittance (or any applicable similar legislation in any other jurisdictions in which the Business is conducted) and all accruals required to be made in respect of unpaid amounts in respect of the foregoing have been reflected in the books and records of the Companies;

(ff) Benefits Plans - the employees of the Companies are not parties to any pension plan, profit sharing plan, retirement plan, deferred compensation plan or other plan or arrangement of a similar nature, other than the employee stock option plan dated July 23, 1997 and amended September 30, 1999;

(gg) No Employee Controversy - there is no controversy pending between the Companies and any of their present or past employees that may require payment by the Companies;

(hh) No Employee Actions - no written notice has been received by the Companies of any complaint filed by any of the employees against the Companies claiming that the Companies have violated the Employment Standards Act (British Columbia) or the Human Rights Act (British Columbia) (or any applicable employee or human rights or similar legislation in the other jurisdictions in which the Companies conduct or carry on the Business or operates), nor have the Companies received written notice of any complaints or proceedings of any kind involving the Companies or any employee of the Companies before any labour relations board or other similar authority;

(ii) No Workers' Compensation Act Orders - there are no outstanding orders or charges against the Companies under the Workers' Compensation Act (British Columbia) (or any applicable health and safety legislation in any other jurisdictions in which the Business is conducted);

(jj) No Workers' Compensation Act Levies etc. - all material levies, assessments and penalties made against the Companies pursuant to the Workers' Compensation Act (British Columbia) (and applicable workers compensation legislation in any other jurisdictions in which the Business is conducted) have been paid by the Companies and the Companies have not been reassessed under any such legislation since the date of their incorporation;

(kk) Taxes - the Companies have paid all Taxes which are currently due and owing by them, have duly filed all Tax returns required to be filed by them and do not have any contingent tax liabilities;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 27 of 109 Pages
---------------------------------                -------------------------------


(ll) Withholdings - the Companies have withheld from each payment made by them the amount of all Taxes and other deductions required to be withheld therefrom and remitted all such amounts due and payable to the proper Taxing or other authority;

(mm) No Audits etc. - there are no audits, assessments, reassessments, suits, proceedings, investigations or claims of which the Companies have received written notice pending against the Companies in respect of Taxes paid or payable, and there are no matters under discussion involving the Companies with, or the subject of any agreement with, any government authority relating to claims for additional Taxes;

(nn) No Other Agreements re: Taxes - there are no agreements, waivers or other arrangements providing for an extension of time with respect to the assessment or reassessment of any Tax owing by the Companies, the filing of any Tax returns by the Companies, or the payment of any Tax by the Companies;

(oo) Environmental - to the best of the knowledge of the Companies, the Companies have been and are in material compliance with all Environmental Laws applicable to the operations of the Business;

(pp) Business Operations - neither of the Companies has used or permitted to be used any of its Business operations, properties or facilities or any property or facilities that they previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any hazardous substance (as identified in Environmental Laws), except in material compliance with Environmental Laws;

(qq) No Notice re: Environmental Laws - neither of the Companies has received any written notice that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental Laws, and neither of the Companies has received any written request for information in connection with any federal, provincial, municipal, state or local inquiries as to disposal sites with respect to its Business operations, properties or facilities;

(rr) No Environmental Audits - there are no environmental audits, evaluations, assessments, studies or tests commissioned by the Companies respecting their Business operations, properties or facilities;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 28 of 109 Pages
---------------------------------                -------------------------------


(ss)     Intellectual Property - Except as disclosed in Schedule G,

         (i) the Intellectual Property used, in whole or in part, or required for the carrying on of the Business in the manner heretofore carried on, is fully described in Schedule K. Each of the Companies has the right to use, sell, license, sub-license and prepare derivative works for and dispose of and has the rights to bring actions for the infringement or misappropriation of the Intellectual Property used in the Business and neither of the Companies has conveyed, assigned or encumbered any of the Intellectual Property rights owned, used by or licensed to such Company. All registrations and filings necessary to preserve the rights of the Companies to the Intellectual Property have been made and are in good standing;

         (ii) the Companies have the exclusive right to use all of the Intellectual Property and have not granted any license or other rights to any other person in respect of the Intellectual Property, other than in the ordinary course of its Business;

         (iii) each of the trade-marks and trade names included in the Intellectual Property is in use;

         (iv) no shareholder of Aimglobal nor any person who is related to or not dealing at arm's length with a shareholder owns or has any rights to the use of the Intellectual Property of the Companies;

         (v) the execution and delivery of the Transaction Documents will not breach, violate or conflict with any instrument or agreement governing any Intellectual Property right owned, used by or licensed to the Companies, will not cause the forfeiture or termination of any Intellectual Property right owned, used by or licensed to the Companies or in any way exclude the right of the Companies to use, sell, license or dispose of or to bring any action for the infringement of any Intellectual Property right owned, used by or licensed to the Companies;

         (vi) to the best of the knowledge of the Companies, the conduct of the Business, and the manufacture, marketing, modification, license, sale or use of the Intellectual Property used in connection with the conduct or operation or proposed conduct or operation of the Business, does not and will not infringe or violate, and the Companies have not received any written notice, complaint, threat or claim alleging infringement of or violation by, the Intellectual Property or proprietary right of any other person and the conduct of the Business does not include any dishonesty which may constitute grounds for any other person to allege that either of the Companies are "passing off" its Intellectual Property as the intellectual property of such other person;

         (vii) there are no pending or, to the best of the knowledge of the Companies, threatened claims or litigation contesting the validity, ownership or right to use, sell, license or dispose of any of the Intellectual Property necessary or required or otherwise used for or in connection with the conduct of the operations of the Business, nor to the best of the knowledge of the Companies, is there any basis for such claim, nor have the Companies received any written notice asserting that any Intellectual Property right or the proposed use, sale, license or disposition thereof by the Companies conflicts or will conflict with the rights of any party, nor is there any basis for such assertion;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 29 of 109 Pages
---------------------------------                -------------------------------


         (viii) to the best of the knowledge of the Companies, the Companies are not in breach of any term or condition of any of its material licenses or agreements, such agreements are in good standing as of the date hereof, they have not been amended, no rights under them have been waived or surrendered, the Companies have complied in all material respects with the requirements and obligations pursuant thereto and no event of termination has occurred as of the date hereof or will occur as a result of the execution of the Transaction Documents by the Companies or the performance of the Companies of any of their obligations thereunder;

         (ix) to the best of the knowledge of the Companies, no employee of the Companies is in violation of any term of any non-disclosure, proprietary rights or similar agreement between the employee and any former employer;

         (x) all material technical information developed by and belonging to the Companies for which a copyright has not been registered or which has not been patented has been kept confidential;

         (xi) except for bonuses or sales commissions payable to employees in the ordinary course of business, there are no royalties, honoraria, fees or other payments payable by the Companies to any person by reason of the ownership, use, license, sale or disposition of any of the Intellectual Property;

         (xii) all employees of, and consultants to, the Companies have entered into proprietary rights or similar agreements with the Companies, pursuant to which the employee/consultant assigns to the Companies all Intellectual Property, technical information and other information developed and/or worked on by the employee/consultant while employed by the Companies;

         (xiii) to the best of the knowledge of the Companies, all persons having access to or knowledge of the Intellectual Property or matters of a confidential nature that is necessary or required or otherwise used for or in connection with the conduct or operation or proposed conduct or operation of the Business have entered into appropriate non-disclosure agreements with the Companies; and

         (xiv) to the best of the knowledge of the Companies, the Intellectual Property of the Companies comprises all of the Intellectual Property necessary for the conduct of the Business as it has been conducted in the last year;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 30 of 109 Pages
---------------------------------                -------------------------------


(tt) Data Processing - the data processing system used by the Companies adequately meets the material data processing needs of the Business and operations of the Companies as presently conducted. The Companies have taken all appropriate action by instruction, agreement or otherwise with its employees or other persons permitted access to system application programs and data files used in the data processing system to protect against unauthorized access, use, copying, modification, theft and destruction of such programs and files. The data processing and data storage facilities of the Companies are adequate and properly protected;

(uu) Public Filings - all filings made by the Companies with governmental and regulatory authorities, including, without limitation, the Annual Information Form of Aimglobal dated September 24, 2001, the Information Circular of Aimglobal dated November 8, 2001 and the last Form 8-K of Aimglobal were true and accurate as at the time they were made and there has been no material adverse change in respect of the disclosures made therein other than as specified in this Agreement; and

(vv) Full Disclosure - the representations, warranties and statements of fact contained herein or otherwise furnished in writing by or on behalf of the Companies to Valtec in connection with the transactions contemplated by the Transaction Documents do not contain any untrue statement of a material fact nor, to the best of the knowledge of the Companies, omit to state any material fact necessary to make the statements contained herein or therein not misleading.

3.2 Meanings of "To the best of the knowledge". For the purposes of the representations and warranties contained in Section 3.1, whenever the phrase "to the best of the knowledge of the Companies" is used, it means to the best of the knowledge of the Companies after making due inquiry concerning the factual matter in question.

3.3 Reliance and Indemnity. The Companies acknowledge that Valtec is relying on the representations and warranties set forth in Section 3.1 in entering into this Agreement and agree that such representations and warranties are true, accurate and correct in all material respects and, notwithstanding any investigations or inquiries made by Valtec prior to the Closing Date, or the waiver of any conditions up to Closing made by Valtec, shall survive the Closing. The Companies jointly and severally, agree to indemnify and save harmless Valtec from and against all claims, losses, damages, judgments, costs or expenses, including legal costs as between a solicitor and his own client, suffered or incurred by Valtec as a result of or in connection with any of those representations or warranties being incorrect or breached. If Valtec shall commence a legal action to claim indemnity, then it shall join the Companies to such action. Any claim made by Valtec in respect of the foregoing indemnity must exceed $50,000 in the aggregate, in which event all losses, costs, damages, expenses or deficiencies may be claimed and not just the amount in excess of the aforementioned amount.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 31 of 109 Pages
---------------------------------                -------------------------------


3.4 Representations and Warranties of Valtec. Valtec represents and warrants to the Companies as follows:

         a) Corporate Power - Valtec has all requisite corporate power and authority to enter into and execute this Agreement and the other Transaction Documents, to complete the transactions contemplated hereby and to duly observe and perform all of its covenants and obligations herein set forth;

         b) No General Solicitation - None of the Companies nor any person acting on behalf of the Companies has offered to sell or sold the Conversion Shares, directly or indirectly, to Valtec by means of any form of general solicitation or general advertising. Valtec has not received, paid or given, directly or indirectly, any commission or similar payment in connection with any sale of the Conversion Shares or the solicitation of any sale of the Conversion Shares;

         c) Economic Risk - Valtec has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of acquiring and holding the Conversion Shares. Valtec is able to bear the economic risk of the Conversion Shares (including the complete loss of its investment). Valtec has determined that its acquisition of the Conversion Shares is suitable for it in light of its financial circumstances and available investment opportunities;

         d) Accredited Investor - Valtec is an "accredited investor" as such term is defined in Rule 501 under the 1933 Act;

         e) Residence - Valtec is resident in the United States of America;

         f) No Prospectus - Valtec acknowledges that no prospectus has been prepared or filed by Aimglobal with any securities commission or similar authority in any jurisdiction in connection with the Conversion Shares and that Aimglobal is relying on exemptions under the applicable securities laws from the requirement to provide Valtec with a prospectus and to sell the Conversion Shares through a person registered or otherwise authorized to sell securities under applicable securities laws;

         g) Purchasing as Principal - Valtec is acquiring the Conversion Shares as principal for its own account, and not for the benefit of any other person and it is purchasing for investment only and not with a view to resale or distribution, and no other person, corporation, firm or other organization has a beneficial interest in the Conversion Shares;

         h) No Finding by Regulatory Authority - Valtec acknowledges that no agency, governmental authority, securities commissions or similar regulatory authority, stock exchange or other entity has reviewed, passed on or made any finding or determination as to the merit of the Conversion Shares, nor have any such agencies or governmental authorities made any recommendation or endorsement with respect to the Conversion Shares; and

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 32 of 109 Pages
---------------------------------                -------------------------------


         i) All Consents, etc. Obtained - Valtec has obtained or will obtain all consents, authorizations, permits, approvals and waivers as are necessary and appropriate for the consummation of the transactions contemplated by the Transaction Documents.

3.5 Delivery of Selected Schedules. The Companies may deliver Schedule E - Material Contracts, Schedule G - Exceptions to Representations and Warranties,
Schedule I - Insurance and Schedule K - Intellectual Property Disclosures (together the "Deferred Schedules") to Valtec by no later than the 10th day following the Closing Date subject to the exception that:

         a) Schedule E - Material Contracts - a list of all employment and consultant contracts required to be disclosed pursuant to
                  Section 3.1(dd); and

         b) Schedule G - Exceptions to Representations and Warranties - all litigation exceptions required to be disclosed pursuant to
                  Section 3.1(z);

shall be provided on the Closing Date. If, during the period between the Closing Date and the date that the Companies deliver to Valtec the completed Deferred Schedules, Aimtronics shall sell either its Delta, British Columbia or Kanata, Ontario facility, then Aimtronics shall pay the sale proceeds after deduction of real estate commission and closing expenses to Gowling Lafleur Henderson LLP In Trust, such funds to be held, without liability for interest, until the earlier of the 10th day following the Closing Date or delivery by the Companies of the Deferred Schedules to Valtec. Upon Valtec being satisfied as to the information detailed in the Deferred Schedules, the funds held in trust shall be released to Aimtronics. If the Companies fail to deliver the Deferred Schedules to Valtec on or before the 10th day following the Closing Date or, having delivered the Deferred Schedules to Valtec, Valtec, acting reasonably, determines that the Deferred Schedules disclose information as to the affairs of the Companies which Valtec considers materially adverse to affairs of the Companies, then the funds held in trust shall be released to Valtec for application against the debt owed by the Companies to Valtec. The failure to deliver the Deferred Schedules within the prescribed time or the determination by Valtec that the disclosed information is materially adverse to the affairs of the Companies shall also constitute an event of default in respect of the CIBC Security.

3.6 Acknowledgement by Valtec. Valtec acknowledges that since March 2001 the Companies have operated out of the ordinary course of business in that while Aimtronics has maintained manufacturing operations, it has had insufficient working capital, has been unable to pay its creditors on a timely basis and since May 6, 2002, the CIBC has dishonoured cheques drawn on the account of Aimtronics.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 33 of 109 Pages
---------------------------------                -------------------------------


                           ARTICLE 4 - OTHER COVENANTS

4.1 Fees and Expenses. Each of the Companies acknowledges that it will be liable for its own costs in relation to the transaction contemplated herein and for the full amount of all legal, accounting and other professional fees, consulting costs, due diligence, travel expenses disbursements and out of pocket costs (including any applicable taxes thereon) incurred or to be incurred by Valtec including those incurred in connection with the negotiation, drafting or enforcement of this Agreement and each of the Companies hereby jointly and severally agree that they shall pay to Valtec the full amount thereof immediately upon Valtec delivering to the Companies a copy of an account or accounts therefor.

4.2 No Commissions Payable. The Companies covenant and represent that they have not retained any investment advisor, broker or other entity with respect to this transaction which will require the Companies to pay a commission, finder's fee, brokerage fee or other remuneration to such party other than a financial advisory fee payable to Carl Marks Capital Advisors LLC pursuant to documents delivered to Valtec and as disclosed in Schedule G.

4.3 Compliance with Share Rights. The Companies will comply with all of their obligations under the rights, privileges, restrictions and conditions attached to the Shares.

4.4 Compliance with Securities Laws. Aimglobal shall file all necessary documents and take all proceedings required to be taken to permit the Conversion Shares to be sold to Valtec in compliance with applicable Canadian and United States of America federal, state and provincial securities laws.

                  ARTICLE 5 - CLOSING AND CONDITIONS OF CLOSING

5.1 Time and Place of Closing. Subject to the terms and conditions herein, the Closing shall take place at 2:00 p.m. (Vancouver time) on the Closing Date at 2300 - 1055 Dunsmuir Street, Vancouver, British Columbia, or at such other time or place as the parties hereto may mutually agree.

5.2 Conditions Precedent to the Obligations of Valtec. The conditions precedent to the obligations of Valtec to close the transaction and execute the Transaction Documents as contemplated herein are as follows:

         (a) Valtec will have prior to or concurrently with the Closing have taken a general assignment of the CIBC Indebtedness and CIBC Security and such specific assignment of portions of the CIBC Security as Valtec shall consider advisable; and

         (b) the representations and warranties of the Companies contained in Section 3.1 and in the other Transaction Documents shall be true, accurate and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties have been made on and as of the Closing Date.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 34 of 109 Pages
---------------------------------                -------------------------------


5.3 Failure to Satisfy Conditions Precedent in favour of Valtec. The conditions precedent set forth in Section 5.2 are for the sole benefit of Valtec and whether or not they have been satisfied or unsatisfied shall be determined by Valtec in its sole, absolute and unfettered discretion. If one or more of such conditions precedent in Section 5.2 are not satisfied on or before the Closing Date, and Valtec fails to waive strict compliance therewith in writing, then Valtec shall not be obligated to execute the Transaction Documents or complete the transaction contemplated herein, the Closing shall not proceed and Valtec shall be released from the obligations hereunder. For purposes of the foregoing, the non-satisfaction of a condition precedent shall be deemed to be materially adverse to Valtec's investment, if, when quantified monetarily, it adversely affects such investment by $50,000 or more. All conditions precedent will be deemed to have been fulfilled or waived upon Valtec executing and delivering the Transaction Documents.

5.4 Conditions Precedent to the Obligations of the Company. The conditions precedent to the obligations of the Companies to close the transaction as contemplated herein is that the representations and warranties of Valtec contained in Section 3.4 shall be true, accurate and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties have been made on and as of the Closing Date.

5.5 Failure to Satisfy Conditions Precedent in Favour of Companies. The conditions precedent set forth in Section 5.4 are for the sole benefit of the Companies and whether or not they have been satisfied or unsatisfied shall be determined by the Companies in their sole, absolute and unfettered discretion. If one or more of such conditions precedent in Section 5.4 are not satisfied on or before the Closing Date, then the Closing shall not proceed and the Companies shall be released from their obligations hereunder. All conditions precedent will be deemed to have been fulfilled or waived upon the Companies executing and delivering the Transaction Documents.

5.6 Closing Obligations of the Companies. At the Closing, the Companies shall deliver or cause to be delivered to Valtec the following documents:

         (a) this Agreement and the remaining Transaction Documents duly executed by the Companies and Steve A.W. deJaray, as appropriate;

         (b) a certified copy or original of the resolutions of the directors of the Companies approving the Transaction Documents and, in the case of Aimglobal, the allotment and issuance of the Conversion Shares, subject to regulatory approvals and approval of the shareholders of Aimglobal if required, in form reasonably satisfactory to Valtec;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 35 of 109 Pages
---------------------------------                -------------------------------


         (c)      resignations of:

                  (i) Steven A.W. deJaray as President and Chief Executive Officer of Aimglobal;

                  (ii)     Bernard M. Joyce as a director of Aimglobal;

                  (iii)    Ron McMahan as a director of Aimglobal;

                  (iv) Steven A.W. deJaray as President and Secretary of Aimtronics;

                  (v) the incumbent President and Secretary of each of Holdings and AC Assembly;

         (d) a certified copy or original of the resolutions of the shareholders or directors, as appropriate, of each of the Companies approving and duly constituting in respect of each of the Companies:

                  (i) a board of four directors, being Steven A.W. deJaray, Warren Feder, Bruce Lemons and Daniel Klausner;

                  (ii)     Sam Fleiser as President; and

                  (iii)    Bruce Lemons as Secretary;

         (e) an opinion of legal counsel for the Companies substantially in the form attached hereto as Schedule L; and

         (f) an Affidavit sworn by Steven A.W. deJaray attesting that neither he nor any company with which he is affiliated, directly or indirectly, is a party to any employment or consultant agreement with any of the Companies.

5.7 Closing Obligations of Valtec. Subject to the terms and conditions of this Agreement, Valtec covenants and agrees with the Companies that at the Closing, it shall deliver to the Companies this Agreement and the remaining Transaction Documents duly executed by Valtec.

                         ARTICLE 6 - GENERAL PROVISIONS

6.1 Further Acts. Each of the parties shall, at the request of any other party, execute and deliver any further documents and do all acts and things as that party may reasonably require in order to carry out the true intent and meaning of this Agreement.

6.2 No Partnership. Nothing in this Agreement or in the relationship of the parties hereto shall be construed as in any sense creating a partnership among the parties or as giving to any party any of the rights or subjecting any party to any of the creditors of the other parties.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 36 of 109 Pages
---------------------------------                -------------------------------


6.3 Parties of Interest. This Agreement shall enure to the benefit of and be binding upon the parties and their respective heirs, legal personal representatives, successors and permitted assigns.

6.5 Governing Law. This Agreement shall be exclusively construed and governed by the laws in force in the Province of British Columbia, without reference to its conflicts of laws principles, and the laws of Canada applicable therein and the Supreme Court of British Columbia located in Vancouver County of the Province of British Columbia shall have exclusive jurisdiction to hear and determine all disputes arising hereunder. Each of the parties hereto irrevocably attorns to the jurisdiction of said courts and consents to the commencement of proceedings in such courts. This Section shall not be construed to affect the rights of a party to enforce a judgment or award outside said state, including the right to record and enforce a judgment or award in any other jurisdiction.

6.6 Survival. Each party hereby agrees that all representations, warranties and other provisions contained in this Agreement shall survive the execution and delivery of this Agreement and all documents delivered in connection with this Agreement and the Closing. All statements as to factual matters contained in any certificate or other instrument delivered by or on behalf of the Companies pursuant hereto in connection with the transactions contemplated hereby shall be deemed to be representations and warranties by the applicable Company hereunder solely as of the date of such certificate or instrument.

6.7 Severability. The unlawfulness or invalidity or unenforceability of any provision in this Agreement or of any covenant herein contained on the part of any party shall not affect the validity or enforceability of any other provision or covenant hereof or herein contained. In the event a court declares any provision of this Agreement to be unlawful, invalid or unenforceable, the parties hereby undertake to renegotiate in good faith with a view to concluding arrangements as nearly as possible the same as those contained in such provision.

6.8 Entire Agreement. The provisions contained in this Agreement and the Transaction Documents constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior communications, proposals, representations and agreements, whether oral or written, with respect to the subject matter of this Agreement and the Transaction Documents.

6.9 Notices. All notices and demands under this Agreement must be in writing and may be delivered by first class mail, personally or by facsimile transmission to the addresses as first written above or such other addresses as may from time to time be notified in writing by the parties, and directed to the attention of the President in the case of corporate parties. All notices shall be deemed to have been given and received on the fifth day following mailing, if such notice is by first class mail or the next Business Day following the date of transmission or delivery, if such notice is delivered personally or by facsimile transmission. All payments under this Agreement shall be delivered to the address for notices hereunder or as otherwise agreed to in writing from time to time by the applicable parties to this Agreement.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 37 of 109 Pages
---------------------------------                -------------------------------


6.11 Waiver. Failure by any party hereto to insist in any instance upon the strict performance of any one of the covenants contained herein shall not be construed as a waiver or relinquishment of such covenant. No waiver by any party hereto of any such covenant shall be deemed to have been made unless expressed in writing and signed by the waiving party.

6.12 Amendments. No term or provision hereof may be amended except by an instrument in writing signed by all of the parties to this Agreement.

6.13 Counterparts. This Agreement may be executed in several counterparts (including by fax), each of which when so executed shall be deemed to be an original and shall have the same force and effect as an original and such counterparts together shall constitute one and the same instrument.

6.14 Third Parties. Nothing in this agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their successors and assigns, any rights or remedies under or by reason of this Agreement.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 38 of 109 Pages
---------------------------------                -------------------------------


IN WITNESS WHEREOF the parties have executed this agreement as of the date first written above.

                                   AIMGLOBAL TECHNOLOGIES COMPANY INC.

                                   Per:
                                        ----------------------------------------
                                        Authorized Signatory

                                   AIMTRONICS CORPORATION

                                   Per:
                                        ----------------------------------------
                                        Authorized Signatory

                                   AIMTRONICS HOLDINGS, INC.

                                   Per:
                                        ----------------------------------------
                                        Authorized Signatory

                                   AMERICAN COMPUTER ASSEMBLY, INC

                                   Per:
                                        ----------------------------------------
                                        Authorized Signatory

                                   VALTEC CAPITAL CORPORATION

                                   Per:
                                        ----------------------------------------
                                        Authorized Signatory

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 38 of 109 Pages
---------------------------------                -------------------------------

                                                                       Exhibit 3

THIS CONVERSION RIGHTS AGREEMENT made the 14th day of May, 2002.

AMONG:

                  AIMGLOBAL TECHNOLOGIES COMPANY INC., a British Columbia company, having an office at 8128 River Way, Delta, British Columbia, Canada V4G 1KS

                  (the "Company")
                                                               OF THE FIRST PART
AND:

                  AIMTRONICS CORPORATION, a Canada corporation, of 8128 River Way, Delta, British Columbia, Canada V4G 1KS

                  ("Aimtronics")
                                                              OF THE SECOND PART
AND:

                  AMERICAN COMPUTER ASSEMBLY, INC., a New York corporation, of 8128 River Way, Delta, British Columbia, Canada V4G 1KS

                  ("Assembly")
                                                               OF THE THIRD PART
AND:

                  STEVEN A.W. deJARAY, Executive, of 5730 Seaview Road, West Vancouver, British Columbia, Canada V7W 1P8

                  ("deJaray")
                                                              OF THE FOURTH PART

AND:

                  VALTEC CAPITAL CORPORATION, a Nevada corporation, having an office at Suite 345 - 8425 Woodfield Crossing Boulevard, Indianapolis, Indiana, United States of America 46240

                  ("Holder");
                                                               OF THE FIFTH PART

         WHEREAS:

A. Aimtronics, a subsidiary of the Company, is indebted to the Holder in the aggregate principal amount of the Loans, the obligation to repay which is secured by the Security;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 40 of 109 Pages
---------------------------------                -------------------------------

B. Pursuant to the Investment Agreement, the Company has agreed to enter into this Agreement to grant to Valtec the right to convert the Loans into Common Shares or to purchase Common Shares for the Repaid Loan Amount;

C. It is in the best interests of the Company to grant to the Holder such conversion rights in respect of the Loans and purchase rights in respect of the Repaid Loan Amount.

         NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements of the parties, the parties hereto covenant, agree and declare as follows:

                                   Article 1
                                 INTERPRETATION

1.1 Definitions. In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words will have the following meanings:

         (a) "this Agreement", "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to this Agreement and not to any particular article, section subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

         (b)      "Aimtronics" means Aimtronics Corporation;

         (c)      "Assembly" means American Computer Assembly, Inc.;

         (d) "business day" means any day which is not a Saturday, Sunday or other day on which the main branches of the main commercial banks located in Vancouver, British Columbia are not open for business during normal business hours;

         (e)      "CIBC" means Canadian Imperial Bank of Commerce;

         (f) "CIBC Credit Agreement" means the Credit Agreement described in paragraph 1 of Schedule A which was assigned to Holder by CIBC on May 14, 2002;

         (g) "CIBC Security" means the security granted in respect of the payment of the outstanding amount under the CIBC Credit Agreement, described in Schedule A, which was assigned by CIBC to Holder on May 14, 2002

         (h) "Common Shares" means fully-paid and non-assessable common shares in the capital of the Company as constituted on the date hereof which the Holder is entitled to receive upon the conversion of the Loans or the Repaid Loan Amount pursuant to
                  Article 4, and after the date hereof, such common shares in the capital of the Company or any other shares, securities, money or property, which the Holder is entitled to receive in respect or substitution of such common shares, upon conversion of the Loans pursuant to Article 4;

         (i)      "Company" means AimGlobal Technologies Company Inc.;

         (j) "Companies" means, collectively, the Company, Aimtronics and Assembly;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 41 of 109 Pages
---------------------------------                -------------------------------


         (k) "Conversion Date" means the date of conversion of the Loans or the purchase of Common shares for the Repaid Loan Amount as defined in section 4.2(c);

         (l) "Conversion Price" means the amount of money set out below for which Common Shares may be issued or transferred, as the case may be, from time to time, upon the conversion of the Loans or the payment of the Repaid Loan Amount, such amount being subject to adjustment in accordance with Article 4:

                  (i) one Common Share for each $.375 of the principal and interest outstanding under the Loans on the Conversion Date up to $1,762,500 and/or one Common Share for each $0.375 of the outstanding Repaid Loan Amount on the Conversion Date up to $1,762,500; and

                  (ii) one Common Share for each $.933 of the principal and interest outstanding under the balance of the Loans on the Conversion Date and/or one Common Share for each $0.933 of the outstanding Repaid Loan Amount on the Conversion Date;

         (m)      "deJaray" means Steven A.W. deJaray;

         (n) "dividends paid in the ordinary course" means dividends (payable in cash) declared payable on the Common Shares in any fiscal year of the Company;

         (o) "Forbearance Agreements" means the First Forbearance Agreement dated January 23, 2002, the Second Forbearance Agreement dated as of April 3, 2002, and the Modification and Extension Agreement dated as of April 19, 2002 made among the Companies, deJaray and CIBC, and the letter agreements dated May 6, 2002 and May 8, 2002 from Davis & Company to Fraser Milner Casgrain;

         (p)      "Holder" means Valtec Capital Corporation;

         (q) "Investment Agreement" means the agreement of even date herewith made among the Companies, Aimtronics Holdings Inc. and the Holder providing for the terms of the investment of the Holder in the Companies and Aimtronics Holdings Inc.;

         (r) "Loans" means the aggregate of the outstanding amount due to the Holder on the date hereof under the CIBC Credit Agreement, the outstanding amount due to the Holder by Aimtronics in respect of advances made by Holder to Aimtronics, from time to time, prior to the date hereof and the outstanding amount due to the Holder by Aimtronics in respect of advances made by the Holder to Aimtronics, from time to time, after the date hereof;

         (s) "person" means any individual, corporation, company, partnership, joint venture, association, trust or other organization or entity;

         (t) "Repaid Loan Amount" means the aggregate amount repaid to the Holder, from time to time, in respect of the Loans;

         (u) "Security" means the security granted to the Holder in respect of the Loans, including, without limitation, the CIBC Security;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 42 of 109 Pages
---------------------------------                -------------------------------


         (v) "Termination Date" means the day immediately preceding the fourth anniversary of this Agreement;

         (w)      "Valtec" means Valtec Capital Corporation.


1.2 Interpretation. Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine gender and words importing persons shall include firms and corporations and vice versa.

1.3 Headings. The division of this Agreement into Articles and Sections and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 Applicable Law. This Agreement shall be construed in accordance with, and governed by, the laws of the Province of British Columbia and the laws of Canada applicable therein, and shall be treated in all respects as a British Columbia contract.

1.5 Time of Essence. Time is of the essence of this Agreement.

1.6 Business Day. If the date upon which any action is required to be taken by the Company hereunder is not a business day, then such action shall be taken on or by the next succeeding business day.

                                    Article 2
                                    THE LOANS

2.1 Principal and Term of Loans. For value received, Aimtronics acknowledges and confirms itself indebted to the Holder under each of the Loans for principal and interest as of the date hereof in the amount set out in Section 2.6, and the Companies hereby promise that they shall do the following:

         (a) on demand of each of the Loans, pay to the Holder at the address of the Holder for purposes of notice under Section 7.2 (or at such other place as the Holder may designate by notice in writing to the Company) the outstanding portion of the principal and interest of such Loan which has not been converted into Common Shares under Article 4, in lawful money of Canada, together with any other amount owing thereunder;

         (b) upon the due conversion of the Loans by the Holder in accordance with Article 4, the Company shall issue Common Shares to the Holder at the Conversion Price in accordance with the provisions thereof; and

         (c) if the Loans are repaid, in whole or in part, to the Holder and upon the payment of a sum equal to all or any of the Repaid Loan Amount by the Holder to the Company in accordance with Article 4, the Company shall issue Common Shares to the Holder at the Conversion Price in accordance with the provisions thereof.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 43 of 109 Pages
---------------------------------                -------------------------------


2.2 Aimtronics Confirmation. Aimtronics hereby acknowledges, confirms and ratifies all security agreements given by it to date to CIBC as described in Schedule A, that such security agreements have been assigned by CIBC to the Holder and that such security agreements as assigned are valid, effective, enforceable by Holder and continuing security (to the full extent described in each of them), including, but not limited to the following security agreements:

         (a) a general security agreement over all present and after acquired personal property dated May 12, 1999;

         (b) a specific personal property security agreement dated May 4, 2000;

         (c) an assignment made pursuant to Section 427 of the Bank Act (Canada) dated August 20, 1999;

         (d) a mortgage of land dated October 20, 1999 registered at the New Westminster Land Title Office under No. BN284629; and

         (e) a mortgage of land dated October 20, 1999 registered in the Ontario Land Registry Office #4 under No. LT124376.

2.3 Confirmation of Company and Assembly. Each of Assembly and the Company hereby acknowledges, confirms and ratifies the guarantee made by it in writing of the obligations of Aimtronics to CIBC (dated respectively September 16, 1999 and October 20, 1999), that such guarantee has been assigned by CIBC to the Holder and that such guarantee as assigned is a valid, effective and continuing obligation upon it, and enforceable by Holder against it, and each of Assemby and the Company hereby waives any rights thereunder to elect to terminate any obligations thereunder for future liabilities of Aimtronics.

2.4 Assembly Confirmation. Assembly hereby acknowledges, confirms and ratifies the security agreement made by it and dated September 16, 1999 in favour of CIBC, that such security agreement has been assigned by CIBC to the Holder and that such security agreement, as assigned, is valid, effective, and continuing security for its obligations under such aforementioned guarantee.

2.5 Confirmation of CIBC Loans and Security. Each of the Companies hereby confirms that all of the terms and provisions of and covenants and agreements on the part of the Companies contained in:

         (a) the operating facility as set out in CIBC's letter to Aimtronics dated October 19, 2000 as amended by the amending agreement dated for reference October 17, 2001 and the Forbearance Agreements and assigned to the Holder (the "Operating Facility");

         (b) the instalment loan as set out in CIBC's letter to Aimtronics dated October 19, 2000 (the "Instalment Loan"); and

         (c) the security documents described in Sections 2.2, 2.3 and 2.4 hereof;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 44 of 109 Pages
---------------------------------                -------------------------------


will continue in full force and effect save as modified by the Forbearance Agreements and that a default by any of the Companies under any of the foregoing will constitute a default under this Agreement.

2.6 CIBC Loans. Each of the Companies acknowledges its direct or indirect indebtedness to the Holder, as assignee of the CIBC Credit Agreement and CIBC Security, as of the date hereof is $8,026,400.16 comprised of the following amounts and that such amounts are due and payable:

                                                          Accrued
                                       Principal Balance  Interest       Fees

        (a) demand Operating Facility  $7,396,453.31      $19,548.95     $300.00
        (b) demand Instalment Loan     $  606,711.83      $ 1,338.09
        (c) Corporate Visa Discount    $   2,047.98


2.7 Absence of Claims. Each of the Companies and deJaray acknowledges that, up to the date hereof, it or he has no claims, defences, complaints, rights of action, or countervailing rights of any sort whatsoever which reduce or in any way qualify the direct or indirect obligations of the Companies to CIBC and to the Holder, as the assignee of such direct or indirect obligations of the Companies to CIBC in respect of the Operating Facility and the Instalment Loan and each of the Companies and deJaray hereby releases CIBC and the Holder from all claims, complaints and liability whatsoever in any way arising up to the date hereof.

2.8 Each of the Companies acknowledges that:

         (a) CIBC has made demand upon the Companies for repayment of the amounts secured under the CIBC Security;

         (b) CIBC has served on the Companies the requisite Notice of Intention to Enforce Security pursuant to section 244 of the Bankruptcy and Insolvency Act; and

         (c)      the Companies have waived the ten day notice period under
                  section 244 of the Bankruptcy and Insolvency Act.

2.9 Discharge. Receipt by the Holder of payment of all amounts due under the Loans, the issuance by the Company of the applicable number of Common Shares upon the due conversion of the Loans or upon the payment of a sum equal to all or any of the Repaid Loan Amount as set forth in Article 4 hereof or a combination of payment of Loans and the issuance of Common Shares shall be a good discharge to the Companies of their obligations hereunder, provided that the Companies shall not, in any event, be discharged from their obligations hereunder until the Termination Date if the Holder has not fully exercised its right to convert the Loans or purchase Common Shares under Article 4 prior to the Termination Date.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 45 of 109 Pages
---------------------------------                -------------------------------


                                   Article 3
                  REPRESENTATIONS OF THE COMPANIES AND DEJARAY

3.1 Representations and Warranties of Companies. Each of the Companies hereby represents and warrants to the Holder, and acknowledges that the Holder is relying on such representations and warranties, as follows:

         (a) the authorized capital of the Company consists of 200,000,000 common shares without par value, of which 15,117,652 are now issued and outstanding as fully paid and non assessable shares (the "Issued Shares"), and 20,000,000 Class A Preferred Shares without par value, issuable in series, of which none are outstanding. 3,467,400 Common Shares of the Company have been reserved for issuance pursuant to the exercise of outstanding options, warrants and other rights to acquire Common Shares;

         (b) the Company is a reporting issuer in each of the provinces of Canada and is not in default of any applicable securities laws, regulations, policies, notices, rulings and orders (collectively "Applicable Securities Laws") and there are no undisclosed material changes or confidential material changes filings except with respect to the conduct of the operations of the Company out of the ordinary course of its business since March, 2001 as a result of a lack of working capital (the "Working Capital Change");

         (c) the Common Shares are listed and posted for trading on The Toronto Stock Exchange and the American Stock Exchange and the Company is not in default under any of their listing requirements except in respect of certain of the financial maintenance requirements of such exchanges as a result of the Working Capital Change. The Company has not received notice from such exchanges of any default by the Company in respect of any of the listing requirements of such exchanges;

         (d) except for the Issued Shares and any options or warrants described in Schedule B to this Agreement and the audited consolidated financial statements of the Company for its fiscal year ended March 31, 2001, there are no documents, instruments or other writings of any kind whatsoever which constitutes a "security" (as that term is defined under Applicable Securities Laws) of the Company;

         (e) there is no action, proceeding or investigation pending or threatened involving any of the Companies which places in question the validity or enforceability of the Loans or Security;

         (f) upon execution and delivery of this Agreement by the Companies, deJaray and the Holder, this Agreement will be a valid and binding obligation of each of the Companies enforceable in accordance with its terms;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 46 of 109 Pages
---------------------------------                -------------------------------



         (g) each of the Companies has obtained all consents, approvals, licenses, leases, permits or authorizations and made all filings required under any applicable statute, code, ordinance, decree, rule, regulation, by-law, judicial or administrative or ministerial or regulatory judgment, order, decision, ruling or award and has complied with all general principles of common law and equity (collectively, "Applicable Laws") necessary (a) to conduct its business as presently conducted or for the ownership and use of its assets, properties and undertaking except, in any such case, where the failure to do so would not have a material adverse effect on its financial condition; and (b) for the execution and delivery of, and the performance by, such company of its obligations under this Agreement, except for the approval of The Toronto Stock Exchange required to be obtained by the Company in respect thereto;

         (h) the execution and delivery of this Agreement by each of the Companies, the performance by each of the Companies of its obligations hereunder, and the consummation of the transactions contemplated hereby, including the issuance and delivery by the Company of the Common Shares upon conversion of the Loans or the payment of a sum equal to the Repayment Loan Amount, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, (whether after notice or lapse of time or both), (a) Applicable Laws; (b) the constating documents, by-laws or resolutions of each of the Companies which are in effect at the date hereof; or (c) any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which each of the Companies is a party or by which it is bound;

         (i) the Company is in compliance with its timely disclosure obligations under Applicable Securities Laws and, without limiting the generality of the foregoing, there has not occurred any material adverse change, financial or otherwise, in the assets, liabilities (contingent or otherwise), business, financial condition, capital or prospects of any of the Companies since March 31, 2001, except as a result of the Working Capital Change;

         (j) none of the documents filed by or on behalf of the Company pursuant to Applicable Securities Laws contains a misrepresentation (as such term is defined in Applicable Securities Laws) at the date of filing thereof which has not been corrected;

         (k) as at the date hereof, except as contemplated by this Agreement, and other than as set forth in subsection (d) above, no person has any rights, warrants, options, calls, commitments, conversion rights, rights of exchange or other privileges (whether by law or contract) to acquire any Common Shares or other securities of the Company;

         (l) each of the Companies has conducted and is conducting its business in compliance with Applicable Laws of each jurisdiction in which it carries on business and is not in default of any such Applicable Laws and has not received a notice of non-compliance, and does not know of, or have reasonable grounds to know of, any facts that could give right to a notice of non-compliance with any such laws or regulations which would have a material adverse effect on that company;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 47 of 109 Pages
---------------------------------                -------------------------------



         (m) all necessary corporate action has been taken by the Company to allot and reserve for issuance the Common Shares issuable upon the due conversion of the Loans and upon the issuance thereof, in accordance with the provisions of this Agreement, such Common Shares will be validly issued to the Holder as fully paid and non-assessable shares in the capital of the Company in compliance with all applicable corporate and securities laws;

         (n) all prospectuses, annual information forms, material change reports, shareholder communications, press releases and other disclosure documents of the Company, including all publicly filed financial statements contain no untrue statement of a material fact (as defined under Applicable Securities Laws) as at the date of filing thereof, nor do they omit to state a material fact which, as at the date of the filing thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made and were prepared in accordance with and in compliance with Applicable Securities Laws;

         (o) Computershare Trust Company of Canada, at its principal office in the City of Vancouver, has been duly appointed as registrar and transfer agent in respect of the Common Shares;

         (p) no order ceasing or suspending trading in the securities of the Company has been issued and no proceedings for this purpose have been instituted or, to the best of the knowledge and belief of the Company, are pending, contemplated or threatened;

         (q)      none of the Companies is aware of:

                  (i) any matter, thing, fact, data or interpretation thereof relative to the Companies which has not been disclosed to the Holder hereunder or in the Investment Agreement and which, if known to the Holder, could reasonably be expected to deter the Holder from completing the transactions contemplated by this Agreement; or

                  (ii) any untrue statement of a material fact contained herein or any omission to state any fact necessary to make the statements herein not misleading in light of the circumstances in which they are made.

3.2 Representations and Warranties of deJaray. deJaray hereby represents and warrants to the Holder, and acknowledges that the Holder is relying on such representations and warranties, as follows:

         (a) upon execution and delivery of this Agreement by the Companies, deJaray and the Holder, this Agreement will be a valid and binding obligation of deJaray enforceable in accordance with its terms; and

         (b) the execution and delivery of this Agreement by deJaray, the performance by deJaray of his obligations hereunder, and the consummation by deJaray of the transactions contemplated hereby, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, (whether after notice or lapse of time or both), (a) Applicable Laws; or (b) any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which deJaray is a party or by which he is bound.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 48 of 109 Pages
---------------------------------                -------------------------------


                                   Article 4
                               CONVERSION OF LOANS

4.1 Conversion Privilege and Conversion Price. The Holder shall have the right, at any time up to and including the Termination Date, to (i) convert to Common Shares, all or any part of the outstanding principal amount of the Loans on the Conversion Date and the interest then accrued thereon, at the Conversion Price, and (ii) pay a sum equal to all or part of the outstanding Repaid Loan Amount on the Conversion Date to purchase Common Shares, at the Conversion Price, provided that, at any one time, not less than $100,000 of the principal of the Loans and then accrued interest thereon shall be converted into Common Shares or a sum equal to not less than $100,000 of the Repaid Loan Amount shall be paid to purchase Common Shares, as the case may be. The right of the Holder under this Article to convert such Loans to Common Shares and purchase Common Shares is subject to the requisite approvals of the shareholders of the Company and The Toronto Stock Exchange. Fractional interests in Common Shares arising on conversion or purchase shall be dealt with in the manner provided in Section 4.4.

4.2      Manner of Exercise of Right to Convert or Purchase.

         (a) The Holder may, at any time up to and including the Termination Date, convert the outstanding principal amount of the Loan on the Conversion Date and the interest then accrued thereon, in whole or in part, into Common Shares at the Conversion Price, by delivering to the Company the conversion form attached hereto executed by the Holder or the Holder's attorney duly appointed by an instrument in writing, exercising the Holder's right to convert the Loans in accordance with the provisions of this Article 4 and by executing the required undertaking to The Toronto Stock Exchange in respect thereof. Thereupon, the Holder or, subject to payment of all applicable stamp or security transfer taxes or other governmental charges, the Holder's nominee(s) or assignee(s) shall be entitled to be entered in the books of the Company as at the Date of Conversion (or such later date as is specified in subsection 4.2(c) as the holder of the number of Common Shares into which the Loans are convertible in accordance with the provisions of this Article 4 and, as soon as practicable thereafter, the Company shall deliver to the Holder and/or, subject as aforesaid, the Holder's nominee(s) or assignee(s), a certificate or certificates for such Common Shares and, if applicable, a cheque for any amounts payable under Section 4.4;

         (b) The Holder may, at any time up to and including the Termination Date pay to the Company a sum equal to all or part of the outstanding Repaid Loan Amount on the Conversion Date to purchase for such sum Common Shares, at the Conversion Price, by delivering a notice in writing to the Company executed by the Holder or the Holder's attorney duly appointed by an instrument in writing, exercising the Holder's right to purchase Common Shares at the Conversion Price for such sum and accompanied by a cheque payable to the Company therefor and by executing the required undertaking to The Toronto Stock Exchange in respect thereof. Thereupon the Holder or, subject to payment of all stamp or security transfer taxes or other governmental charges, the Holder's nominee(s) or assignee(s) shall be entitled to be entered on the books of the Company as at the Date of Conversion or such later date as is specified in subsection 4.2(c) as the holder of the number of Common Shares which are purchased with such sum paid to the Company as aforesaid in accordance with the provisions of this Article 4 and, as soon as practicable thereafter, the Company shall deliver to the Holder and/or subject as aforesaid, the Holder's nominee(s) or assignee(s) a certificate or certificates for such Common shares and, if applicable, a cheque for any amounts payable under Section 4.4;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 49 of 109 Pages
---------------------------------                -------------------------------



(c) For the purposes of this Article 4, the Loans shall be deemed to be converted or the Common Shares shall be deemed to be purchased under Section 4.2(b) on the date (herein called the "Conversion Date" or "Date of Conversion") on which the conversion form under Section 4.2(a) or the notice under
                  Section 4.2(b), as the case may be, is actually received by the Company, provided that if such conversion form or notice is received on a day on which the register of Common Shares is closed, the person or persons entitled to receive Common Shares shall become the holder or holders of record of such Common Shares as at the date on which such register is next reopened.

(d) Any part of the principal amount of the Loans and any interest then accrued thereon may be converted as provided in Section 4(a) or the Holder may purchase Common Shares for a sum equal to a portion of the Repaid Loan Amount, as provided in Section 4(b), provided that, at any one time, not less than $100,000 of the principal amount of the Loans and then accrued interest thereon shall be converted into Common Shares or a sum not less than $100,000 of the Repaid Loan Amount shall be paid to purchase Common Shares, as the case may be, and all references in this Agreement to conversion shall be deemed to include conversion in part;

(e) The Holder shall be entitled in respect of Common Shares issued upon conversion of the Loans or upon payment of a sum equal to all or part of the Repaid Loan Amount to dividends declared in favour of shareholders of record of the Company on and after the Date of Conversion or such later date as the Holder shall become the holder of record of such Common Shares pursuant to subsection 4.2(c), from which applicable date any Common Shares so issued to the Holder shall for all purposes be and be deemed to be outstanding as fully paid and non-assessable.

4.3 Adjustment of Conversion Price. The Conversion Price in effect at any date shall be subject to adjustment from time to time as follows:

         (a) If and whenever at any time prior to the close of business of the Company up to and including the Termination Date (referred to in this Section 4.3 as the "Time of Expiry"), the Company shall:

                  (i) subdivide, redivide or change its Common Shares into a greater number of shares;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 50 of 109 Pages
---------------------------------                -------------------------------


                  (ii) consolidate, reduce or combine its Common Shares into a lesser number of shares; or

                  (iii) issue Common Shares to all or substantially all of the holders of its Common Shares by way of a stock dividend or other distribution on such Common shares payable in Common Shares (other than dividends paid in the ordinary course);

                  (any such event being hereinafter referred to as a "Capital Reorganization"), the Conversion Price shall be adjusted by multiplying the Conversion Price in effect on the effective date of such event referred to in (i) or (ii) or on the record date of such stock dividend referred to in (iii), as the case may be, by a fraction, the numerator of which shall be the number of Common Shares outstanding before giving effect to such Capital Reorganization and the denominator of which shall be the number of Common Shares outstanding after giving effect to such Capital Reorganization. Such adjustment shall be made successively whenever any Capital Reorganization shall occur and any such issue of Common Shares by way of a stock dividend or other such distribution shall be deemed to have been made on the record date thereof for the purpose of calculating the number of outstanding Common Shares under subsections 4.3(b) and (c).

         (b) If and whenever at any time prior to the Time of Expiry, the Company shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares at a price per share (or having a conversion or exchange price per share) of less than 95% of the Current Market Price per Common Share on such record date (any such event being hereinafter referred to as a "Rights Offering"), the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date plus a number equal to the number determined by dividing the aggregate purchase price of the additional Common Shares offered for subscription or purchase by such Current Market Price per Common Share, and of which the denominator shall be the total number of Common Shares outstanding on such record date plus the number of the additional Common Shares offered for subscription or purchase. Any Common Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such Rights Offering is not made or any such rights, options or warrants are not exercised prior to the expiration thereof, the Conversion Price shall then be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed or if such expired rights, options or warrants had not been issued.

         (c) If and whenever at any time prior to the Time of Expiry, the Company shall fix a record date for the distribution to all or substantially all the holders of its Common Shares of:

                  (i) shares of any class whether of the Company or any other corporation (excluding dividends paid in the ordinary course);

                  (ii)     rights, options or warrants;

                  (iii)    evidences of indebtedness; or

                  (iv) other assets or property (excluding dividends paid in the ordinary course);

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 51 of 109 Pages
---------------------------------                -------------------------------


                  and if such distribution does not constitute a Capital Reorganization or a Rights Offering or does not consist of rights, options or warrants entitling the holders, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares at a price per share or having a conversion or exchange price per share of at least 95% of the Current Market Price per Common Share on such record date (any such non-excluded event being hereinafter referred to as a "Special Distribution"), the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price per Common Share determined on such record date, less the excess of the fair market value (as determined by the board of directors of the Company, which determination shall be conclusive) of such Special Distribution over the fair market value (as determined by the board of directors of the Company, which determination shall be conclusive) of the consideration therefor, if any, received by the Company and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price per Common Share. Any Common Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purposes of any such computation. Such adjustment shall be made successively whenever such a record date is fixed. The extent that such Special Distribution is not so made or to the extent any such rights, options or warrants are not exercised prior to the expiration thereof, the Conversion Price shall then be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed or if such expired rights, options or warrants had not been issued;

         (d)      For the purpose of any computation under subsections 4.3(b) or
                  (c), the "Current Market Price" per Common Share at any date shall be the weighted average trading price per share of such Common Shares for the 20 consecutive trading days immediately preceding such date on The Toronto Stock Exchange, or, if such Common Shares are not listed on The Toronto Stock Exchange, any other exchange on which the Common Shares are listed or, if such Common Shares are not listed on any exchange, on any over-the-counter market on which the Common Shares are quoted. The weighted average price shall be determined by dividing the aggregate sale price of all such Common Shares sold (in amounts of at least one board lot) on such exchange or market, as the case may be, during the said 20 consecutive trading days by the total number of such Common Shares so sold.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 52 of 109 Pages
---------------------------------                -------------------------------



         (e) If and whenever at any time prior to the Time of Expiry, there is a reclassification or change of Common Shares into other shares or there is a consolidation, merger, reorganization or amalgamation of the Company with or into another corporation or entity that results in any reclassification of Common Shares or a change of Common Shares into other shares or there is a transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another person (any such event being hereinafter referred to as a "Reclassification of Common Shares"), the Holder shall be entitled to receive and shall accept, upon the exercise of the Holder's right of conversion at any time after the effective date thereof, in lieu of the number of Common Shares of the Company to which the Holder was theretofore entitled on conversion, the kind and amount of shares or other securities or money or other property that the Holder would have been entitled to receive as a result of such Reclassification of Common Shares, if, on the effective date thereof, the Holder had been the registered holder of the number of such Common shares to which the Holder was theretofore entitled upon conversion, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this Section 4.3.

         (f) In any case in which this Section 4.3 shall require that an adjustment become effective immediately after a record date or agreement date for an event referred to herein, the Company may defer, until the occurrence of such event, issuing or transferring to the Holder who converts on a Conversion Date after such record date or agreement date and before the occurrence of such event the additional Common Shares issuable upon conversion by reason of the adjustment of the Conversion Price required by such event before giving effect to such adjustment; provided, however, that the Company shall deliver to the Holder an appropriate instrument evidencing the Holder's right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares on and after the Date of Conversion or such later date as such Holder would, but for the provisions of this subsection (f), have become the holder of record of such additional Common Shares pursuant to subsection 4.2(c);

         (g) In case the Company after the date hereof shall take any action affecting its Common Shares, other than any action described in this Section 4.3, which in the opinion of the Holder, acting reasonably, would materially affect the conversion rights of the Holder, the Conversion Price shall be adjusted in such manner, at such time and by such action by the directors of the Company, as they may determine, acting reasonably, to be equitable to the Holder and the Company in the circumstances, but subject in all cases to any necessary regulatory approval;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 53 of 109 Pages
---------------------------------                -------------------------------


         (h) The adjustments provided for in this Section 4.3 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section, provided that, notwithstanding any other provision of this Section, no adjustment shall be made which would result in any increase in the Conversion Price (except upon a consolidation, reduction or combination of outstanding Common Shares) and no adjustment of the Conversion Price shall be required unless such adjustment would require a decrease of at least 1% in the Conversion Price then in effect; provided, however, that any adjustments which by reason of this subsection (h) are not required to be made shall be carried forward and taken into account in any subsequent adjustment;

         (i) In the event of any dispute arising with respect to the adjustments provided in this Section 4.3, such question shall be conclusively determined by a firm of chartered accountants appointed by the Company (who may be auditors of the Company) and acceptable to the Holder. Such accountants shall have access to all necessary records of the Company and such determination shall be binding upon the Company and the Holder;

         (j) Notwithstanding any other provision herein contained, no adjustment to the Conversion Price shall be made in respect of any event described in this Section 4.3 (other than the events referred to in paragraphs (i) and (ii) of subsection 4.3(a)), if the Holder is entitled, without converting the Loans, to participate in such event on the same terms mutatis mutandis as if the Holder had converted the Loans into Common Shares prior to or on the effective date or record date of such event;

         (k) If any Common Shares to be issued upon the conversion of the Loans hereunder require any filing or registration with or approval of any governmental authority in Canada or the United States or compliance with any other requirement under any law of Canada or the United States or province or state thereof before such shares may be validly issued upon such conversion or traded by the person to whom they are issued pursuant to such conversion, the Company will take all reasonable action as may be necessary to secure such filing, registration, approval or compliance as the case may be;

4.4 No Requirement to Issue Fractional Shares. The Company shall not be required to issue fractional Common Shares upon the conversion of the Loans or upon the purchase of Common Shares for a sum equal to all or part of the Repaid Loan Amount pursuant to this Article 4. If any fractional interest in a Common Share would, except for the provisions of this Section 4.4, be issuable upon the conversion of any principal amount of the Loans and then accrued interest thereon or upon the purchase of Common Shares for a sum equal to all or part of the then Repaid Loan Amount, the Company shall, in lieu of issuing any certificate in respect of such fractional interest, satisfy such fractional interest by paying to the Holder an amount in lawful money of Canada equal (computed to the nearest cent) to the appropriate fraction of the value (being the last reported sale price or, if none, the average of the closing bid and ask quotations on a stock exchange or over-the-counter market on which the Common Shares are listed or quoted) of a Common Share on the business day next preceding the Date of Conversion.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 54 of 109 Pages
---------------------------------                -------------------------------




4.5 Certificate as to Adjustment. The Company shall from time to time forthwith after the occurrence of any event which requires adjustment or readjustment as provided in Section 4.3, deliver to the Holder at the Holder's address set forth in Section 7.2, an officer's certificate specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation are based.

4.6 Notice of Special Matters. The Company covenants that, for so long as this Agreement remains outstanding, it will give notice to the Holder at the address set forth in Section 7.2, of its intention to fix a record date or agreement date for any event referred to in subsections 4.3(a), (b), (c) or (e) (other than the events referred to in paragraphs 4.3(a)(i) and (ii)) which may give rise to an adjustment in the Conversion Price and, in each case, such notice shall specify the particulars of such event and the record date, the agreement date and the effective date for such event, provided that the Company shall only be required to specify in such notice such particulars of such event as shall be given not less than 14 days in each case prior to such applicable record date. The Company shall not during the period of such notice close the transfer books for Common Shares so as to prevent the conversion of the Loans or fix a record date for voting so as to prevent the Common Shares resulting from a conversion of the Loans from being vote.

4.7 Piggy-back Rights. If at any time prior to the Termination Date, the Company proposes to prepare or file a prospectus, registration statement or other similar document with any governmental authority in Canada or the United States for the purpose of qualifying a distribution or offering of Common Shares, the Company shall give notice of same to the Holder, and permit the Holder to participate in the preparation and filing of such prospectus, registration statement or other similar document as a selling securityholder (with the right to participate in the distribution or offering of Common shares thereunder on a pro rata basis based on the proportion of the total securities offered under the prospectus, registration statement or other similar document represented by the securities offered by the Holder), provided that the underwriter of such distribution or offering does not reasonably believe that such participation by the Holder is materially disadvantageous to the offering and provided that if required by applicable law, the Holder shall reimburse the Company for a pro rata proportion of the expenses incurred in connection with such distribution or offering.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 55 of 109 Pages
---------------------------------                -------------------------------


4.8 Covenant of deJaray. In the event that all required shareholder and regulatory approvals have not been obtained within 120 days from the date of this Agreement to the right of the Holder to convert the Loans into Common Shares or purchase Common Shares for a sum equal to the Repayment Loan Amount under this Article 4 and to the issue of Common Shares to the Holder pursuant to such right, deJaray shall, upon the written request of Holder at any time within 15 days, following the end of such 120 day period, forthwith transfer or cause to be transferred to the Holder that number of freely tradeable Common Shares, equal to and in exchange for 1,046,704 Common Shares subject to resale restrictions issued to Holder under this Article 4.

4.9 Event of Default. In the event that all required shareholder and regulatory approvals have not been obtained within 120 days from the date of this Agreement to the right of the Holder to convert the Loans into Common Shares or purchase Common Shares for a sum equal to the Repayment Loan Amount under this Article 4 and to the issue of Common Shares to the Holder pursuant to such right, the failure to obtain such approvals shall be and be deemed to be a default under the CIBC Credit Agreement and CIBC Security.

                                   Article 5
                           COVENTANTS OF THE COMPANIES


5.1 Positive Covenants. Each of the Companies hereby covenants and agrees as follows:

         (a) To Carry on Business: Subject to the express provisions hereof, each of the Companies shall continue to carry on and conduct its business in a proper and efficient manner, maintain proper books and records, and at all reasonable times furnish or cause to be furnished to the Holder or the Holder's duly authorized agent or attorney such information relating to the business of the company as the Holder may reasonably require. Subject to the express provisions hereof, each of the Companies shall do all things necessary to preserve and keep in full force and effect its corporate existences and rights;

         (b) To Provide Financial Statements: The Company shall furnish to the Holder a copy of all financial statements, and the report, if any, of the Company's auditors thereon, at the same time as they are furnished to the holders of Common Shares;

         (c) Reservation of Common Shares: The Company shall at all times have reserved for issuance out of its authorized capital a sufficient number of Common Shares to satisfy its obligations to issue and deliver Common Shares upon the due conversion of the Loans or upon the payment of a sum equal to the Repaid Loan Amount from time to time.

         (d) Approvals and Filings: The Company shall, in connection with the execution and delivery of this Agreement, the conversion of the Loans into Common Shares and the purchase of Common shares under Article 4 and the issuance of such Common Shares to the Holder, obtain all approvals of the shareholders of the Company and all statutory and regulatory approvals required to effect and complete the same, and shall file all notices, reports and other documents required to be filed by or on behalf of the Company pursuant to Applicable Securities Laws in respect thereof, including the rules and regulations of any stock exchange or over-the-counter market on which the Common Shares may then be listed or quoted for trading;

         (e) Filing of AIF: The Company will file a current Annual Information Form under the National Instrument 45-102 within 140 days after its most recently completed financial year and will otherwise ensure it meets the requirements of a qualifying issuer under National Instrument 45-102;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 56 of 109 Pages
---------------------------------                -------------------------------


         (f) Resale Restrictions: All Common Shares issued to the Holder upon conversion of the Loans or any part thereof will be subject to resale restrictions imposed under Applicable Securities Laws and the rules of regulatory bodies having jurisdiction including, without limiting the generality of the foregoing, that the Conversion Shares shall not be traded for a period of four months from the date of the execution of this Agreement except as permitted by Applicable Securities Laws and with the consent of The Toronto Stock Exchange. The following legend, and such further legends as may be determined by counsel for the Company and Holder, will apply to the rights granted under Article 4 to convert the Loans to Common Shares or to purchase Common Shares:

                         "Unless permitted under securities legislation, the Holder shall not trade the securities represented hereby or the Common Shares issued upon exercise thereof before September __, 2002 (four months and one day after the execution date of this Agreement)";

         (g) Certificate Legend: A legend will be placed on the certificates representing the Common Shares denoting the restrictions on transfer imposed by Applicable Securities Laws and the policies of The Toronto Stock Exchange, if applicable, as follows:

                         "Unless permitted under securities legislation, the Holder shall not trade the Common Shares before September __, 2002 (four months and one day after the execution date of this Agreement)";

         (h) To Pay Taxes: Each of the Companies shall pay or cause to be paid all taxes, assessments and other government charges from time to time assessed or imposed on each of such Companies or its assets, as and when the same become due and payable, except when and so long as the validity of any such taxes, assessments or other government charges is in good faith being contested;

         (i) Defend Title: Each of the Companies, at its expense, shall defend its right, title and interest in and to its property and assets against the claims of all other persons;

         (j) Taxes and Charges on Issuance of Common Shares: The Company shall from time to time promptly pay or make provision for the payment of any and all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax or security transfer tax, if any) which shall be payable with respect to the issuance and/or delivery to the Holder of the Common Shares;

         (k) Senior Indebtedness: The Company shall not create, so long as this Agreement remains outstanding, any unsecured or convertible debenture or other unsecured debt obligation which ranks in priority to this Agreement;

         (l) Listing: The Company shall at all times while this Agreement is outstanding, use its best efforts to maintain its status as a reporting issuer not in default in each of the provinces of Canada and the listing of the Common Shares on The Toronto Stock Exchange and American Stock Exchange;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 57 of 109 Pages
---------------------------------                -------------------------------


         (m) Litigation: Each of the Companies will notify the Holder forthwith of the commencement by or against any of the Companies of any material litigation or legal proceeding;

         (n) Environmental: Each of the Companies shall ensure that all of its operations are, and continue to be, in compliance with applicable environmental laws and regulations;

         (o) Notice of Default: Forthwith notify the Holder in writing of any default, or event, condition or occurrence with which notice or lapse of time, or both, would constitute a default under any agreement for borrowed money to which the Company is a party.

5.2 Negative Covenants: Each of the Companies hereby covenants and agrees that, unless the Loans have then been fully repaid, none of the Companies shall, except with the prior written approval of the Holder:

         (a) authorize, create, allot or issue any shares in its capital, or other of its securities;

         (b) declare or pay any dividends or make any distribution (whether in cash, securities or specie) on, or return of capital in respect of, its outstanding shares of any class, including, in the case of the Company, the Common Shares, or redeem, purchase, or otherwise acquire any of its outstanding shares;

         (c) make any payments or distributions to, confer any benefits upon or enter into any contract, agreement or commitment with any of its current officers or directors or their respective spouses, parents or children or any parties with whom the Company does not deal at arm's length in any manner or form whatsoever (including any payments by way of salary, bonus, management fees or interest) which would exceed $100,000 in the aggregate for any of its fiscal years unless otherwise approved by the compensation committee of the directors of AimGlobal;

         (d) make or incur any capital expenditures in any fiscal year thereof except to the extent that such capital expenditures are made in accordance with a capital expenditure budget which has been approved in advance by the Holder;

         (e)      incur any indebtedness out of the ordinary course of business;

         (f) invest in, make loans to, give any financial assistance (by way of guarantee or otherwise) to or become liable, directly or indirectly, in respect of any security, indebtedness or obligations of any person;

         (g) enter into any contract, agreement or commitment out of the ordinary course of business or acquire or establish any additional business;

         (h) sell or otherwise dispose of, by conveyance, transfer, lease or otherwise, assets with an aggregate sale price in excess of $50,000 in any fiscal year except with the prior written consent of the Holder;

         (i) amalgamate, merge or consolidate or amend its constating documents;

         (j) take or institute any proceedings for the winding-up, reorganization or dissolution of such Company.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 58 of 109 Pages
---------------------------------                -------------------------------


                                    Article 6
                                     DEFAULT

6.1 Default. In case a default shall occur and be continuing, the Holder may proceed to protect and enforce its rights by an action in law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreements contained in this Agreement, for an injunction against a violation of any of the terms hereof or in aid of the exercise of any power granted hereby or by law or otherwise. No course of dealing and no delay on the part of the Holder in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice the Holder's rights, powers or remedies, except to the extent expressly waived in writing by the Holder. No right, power or remedy conferred by this Agreement upon the Holder shall be exclusive of any other right, power or remedy referred to herein or now or hereafter available at law, in equity, by statute or otherwise.

                                    Article 7
                                     GENERAL

7.1 Notice to Companies and deJaray. Any notice to any of the Companies and deJaray under the provisions of this Agreement shall be valid and effective if delivered or transmitted by facsimile to the Company at: 8128 River Way, Delta, British Columbia, Canada V4G 1KS, Facsimile No. (604) 940-5708 and to deJaray at 5730 Seaview Road, West Vancouver, British Columbia, Canada V7W 1P8, Facsimile No. (604) 683-5214 (c/o Fraser Milner Casgrain) and shall be deemed to have been effectively given on the date on which it is delivered or on the business day immediately following the date on which confirmation of transmission by facsimile is received. Each of the Companies and deJaray may from time to time notify the Holder in writing of a change of address which thereafter, until changed by like notice, shall be the address of that company for all purposes of this Agreement.

7.2 Notice to Holder. Any notice to the Holder under the provisions of this Agreement shall be valid and effective if delivered or transmitted by facsimile to the Holder at: Suite 345 - 8425 Woodfield Crossing Boulevard, Indianapolis, Indiana, United States of America, 46240 Attention: President, Facsimile No.
(317) 469-0259 and shall be deemed to have been effectively given on the date on which it is delivered or on the business day immediately following the date on which confirmation of transmission by facsimile is received. The Holder may from time to time notify the Companies in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Holder for all purposes of this Agreement.

7.3 Waiver by the Holder. Any breach by any of the Companies of any of the provisions contained in this Agreement or any default by such Company in the observance or performance of any covenant or condition required to be observed or performed by the Company hereunder, may be waived by the Holder in writing, provided that no such waiver by the Holder shall extend to or be taken to effect any subsequent breach or default or the rights resulting therefrom.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 59 of 109 Pages
---------------------------------                -------------------------------



7.4 Severability. In the event that any provision or any part of any provision hereof is deemed to be invalid by reason of the operation of any law or by reason of the interpretation placed thereon by a court, this Agreement shall be construed as not containing such provision or such part and such provision or such part shall not affect the validity of any other provision or the remainder of such provision hereof, and all other provisions hereof which are otherwise lawful and valid shall remain in full force and effect.

7.5 Assignment: Binding Effect. This Agreement and all of its provisions shall enure to the benefit of the Holder and its successors and assigns. This Agreement shall not be assignable by any of the Companies without the prior written consent of the Holder and shall be binding upon each of the Companies, its successors and permitted assigns.

7.6 Entire Agreement. This Agreement represents the entire agreement between the parties with respect hereto and all prior negotiations relating to this Agreement are superseded. There are no collateral understandings between the Holder and the Companies relating to this Agreement and the rights of the Holder and the Companies hereunder. This Agreement may only be amended, varied, supplemented or otherwise modified by an instrument in writing signed by each of the Companies and the Holder.

7.7 Counterparts. The execution of this Agreement may be in any number of counterparts all of which when taken together shall be deemed to be one and the same document and notwithstanding their actual date of execution shall be deemed to be dated as of the date first above written.


7.8 Survival of Representations and Warranties. All representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

                                  AIMGLOBAL TECHNOLOGIES COMPANY INC.

                                  per:
                                      ------------------------------------------
                                      Authorized Signatory


                                  AIMTRONICS CORPORATION

                                  per:
                                      ------------------------------------------
                                      Authorized Signatory


                                  AMERICAN COMPUTER ASSEMBLY, INC.

                                  per:
                                      ------------------------------------------
                                      Authorized Signatory

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 60 of 109 Pages
---------------------------------                -------------------------------




                                  ---------------------------------------------
                                  STEVEN A.W. DEJARAY


                                  VALTEC CAPITAL CORPORATION

                                  per:
                                      ------------------------------------------
                                      Authorized Signatory

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 61 of 109 Pages
---------------------------------                -------------------------------

                                                                       EXHIBIT 4

                             VOTING TRUST AGREEMENT

                  THIS AGREEMENT made as of the 14th day of May, 2002.

AMONG:

                  STEVEN A.W. deJARAY, Businessman, of 5730 Seaview Road, West Vancouver, British Columbia, Canada V7W 1P8

                  ("deJaray")
                                                               OF THE FIRST PART

AND:

                  VALTEC CAPITAL CORPORATION, a Nevada corporation, having an administrative office at Suite 345 - 8425 Woodfield Crossing Boulevard, Indianapolis, Indiana, United States of America 46240

                  ("Valtec");
                                                              OF THE SECOND PART

AND:

                  AIMGLOBAL TECHNOLOGIES COMPANY INC., a British Columbia company, of 8128 River Way, Delta, British Columbia V4G 1KS, Canada

                  ("AimGlobal")
                                                               OF THE THIRD PART


WHEREAS:

A. Valtec, the Companies and deJaray have entered into an agreement of even date herewith (the "Investment Agreement") pursuant to which Valtec has agreed to acquire the indebtedness of Aimtronics to Canadian Imperial Bank of Commerce and then to invest funds in Aimtronics for working capital and other purposes in consideration of certain rights and interests to be granted to Valtec by or in respect of the Companies;

B. The parties hereto are entering into this Voting Trust Agreement pursuant to the Investment Agreement.

         NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises, the mutual promises and conditions herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto covenant and agree as follows:

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 62 of 109 Pages
---------------------------------                -------------------------------

                                    Article 1
                         DEFINITIONS AND INTERPRETATION

1.1 Definitions. In this Agreement unless there is something in the subject matter or context inconsistent therewith, the following capitalized words will have the following meanings:

         (a)      "AimGlobal" means AimGlobal Technologies Company Inc.;

         (b)      "Aimtronics" means Aimtronics Corporation;

         (c)      "Aimtronics Holdings" means Aimtronics Holdings Inc.;

         (d)      "Assembly" means American Computer Assembly, Inc.;

         (e) "Companies" means, collectively, AimGlobal, Aimtronics, Aimtronics Holdings and Assembly;

         (f) "Conversion Rights Agreement" means the agreement entitled as such dated May 14, 2002 among Aimglobal, Aimtronics, Assembly, deJaray and Valtec;

         (g) "Encumbered Shares" means 2,065,949 common shares of AimGlobal representing those Shares which are pledged to Royal Bank of Canada and HSBC Bank Canada and those Shares registered in the name of deJaray's registered retirement savings plan;

         (h) "Shares" means 3,112,653 common shares of AimGlobal registered in the name of or beneficially owned by deJaray together with any other voting securities of AimGlobal which he may beneficially own directly or indirectly or over which he may exercise control or direction, at any time or from time to time, including the right to vote or refrain from voting, or to direct any other person from voting or to refrain from voting, such shares;

         (i) "Unencumbered Shares" means 1,046,704 common shares of AimGlobal, representing those shares which are not Encumbered Shares;

         (j)      "Valtec" means Valtec Capital Corporation;

1.2 Interpretation. For the purposes of this Agreement, except as otherwise provided:

         (a) "this Agreement" means this Voting Trust Agreement as it may from time to time be supplemented or amended and in effect;

         (b) all references in this Agreement to "Articles", "Sections" and other subdivisions are to the designated Articles, Sections and other subdivisions of this Agreement;

         (c) the words `herein", "hereof", `hereunder' and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 63 of 109 Pages
---------------------------------                -------------------------------

         (d) the headings in this Agreement are for convenience only and do not form a part of the Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

         (e) the singular of any term includes the plural, and vice versa, the use of any term is equally applicable to any gender and, where applicable, a body corporate, the word "or" is not exclusive and the word "including" is not limiting whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto;

         (f) where the time for doing an act falls or expires on a day other than a business day, the time for doing such act is extended to the next day which is a business day;

         (g) any reference to a statute is a reference to the applicable statute and to any regulations made thereunder and includes all amendments made thereto and in force from time to time and any statute or regulation that has the effect of supplementing or superseding such statute or regulation; and

         (h) the parties acknowledge that they have mutually negotiated all of the terms of this Agreement and that the provisions of this agreement are to be construed in accordance with their fair and plain meanings and not strictly construed against either party.

                                   Article 2
                                DEPOSIT OF SHARES

2.1 Deposit. deJaray hereby agrees, within 10 days after execution of this Agreement, to deliver to Fraser Milner Casgrain LLP ("FMC") to hold in escrow, as provided herein and in the escrow agreement referred to below, certificates representing the Unencumbered Shares and agrees to deliver to FMC to hold in escrow on the same terms any other common shares of AimGlobal which are registered, from time to time, in his name during the term of this Agreement and are not Encumbered Shares, accompanied, in each case, by stock powers of attorney to transfer Shares signed by deJaray in blank. FMC shall hold such certificates and stock powers of attorney in escrow on the terms and conditions of this Agreement and an escrow agreement to be entered into, within 10 days after execution of this Agreement, by the parties hereto and FMC in respect of the Unencumbered Shares, reasonably acceptable to each of such parties, until the earlier of, (a) that date which is 135 days after the date of execution of this Agreement, provided that Valtec has not, within such period, exercised its rights under Section 4.8 of the Conversion Rights Agreement, and (b) the date on which the conversion and purchase rights of Valtec set out in Article 4 of the Conversion Rights Agreement have received all requisite approvals of the shareholders of AimGlobal and The Toronto Stock Exchange.

2.2 Shares. The Shares shall include any substitutions, additions or proceeds arising out of any consolidation, subdivision, reclassification, stock dividend or similar increase or decrease in or alteration to the capital of AimGlobal.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 64 of 109 Pages
---------------------------------                -------------------------------

2.3 Expenses. AimGlobal shall pay, upon demand by Valtec, all expenses, costs and charges incurred by or on behalf of Valtec in connection with this Agreement or the Shares, including all reasonable legal fees, court costs, receiver's or agent's remuneration and other expenses of taking possession of, protecting, insuring, preparing for disposition, realizing, collecting, selling, transferring, delivering or obtaining payment for the Shares, and of taking, defending or participating in any action or proceeding in connection with any of the foregoing matters or otherwise in connection with the interest of Valtec in any Shares, whether or not directly relating to the enforcement of this Agreement.

2.4 Representations. deJaray represents and warrants that (i) he is the registered, legal or beneficial owner of the Shares, (ii) the Unencumbered Shares are free and clear of all liens, mortgages, charges and security interests whatsoever, (iii) the Shares have been validly issued and are fully paid and non-assessable, and (iv) the Shares represent 20.6 percentage of the issued and outstanding shares in the capital of AimGlobal.

2.5 Release of Shares. Upon the expiration of the term of this Agreement, FMC shall return to deJaray any certificates representing Shares then deposited under Section 2.1 with FMC.

                                   Article 3
                             GRANT OF VOTING RIGHTS

3.1 Grant of Voting Rights. deJaray hereby grants, assigns and sets over unto Valtec the sole and exclusive right to exercise, in his absolute discretion and as he sees fit all voting rights attached to the Shares at any meeting, whether special or general, at which deJaray is entitled to vote and to attend, and do all such things as such holder may be entitled to do thereat or in connection therewith and to take part in or consent to any corporate or shareholder action on behalf of deJaray, and deJaray shall, at any time and from time to time, at the request of Valtec, execute and deliver or cause to be executed and delivered to or at the direction of Valtec such authorizations, proxies, powers of attorney to vote or other instruments as may be necessary to permit Valtec to exercise, in its name or through alternates or other proxyholders appointed by it, the rights conferred hereunder. In furtherance thereof, deJaray shall execute and deliver to Valtec, contemporaneously with this Agreement, the limited power of attorney attached as Schedule A hereto.

3.2 Acknowledgement of deJaray. deJaray acknowledges and agrees that he shall not vote, take part in or consent to any corporate or shareholder action or execute and deliver any proxies, authorizations or other consents with respect to any Shares or other voting securities of AimGlobal at any time during the term of this Voting Trust Agreement, other than as contemplated herein.

3.3 Duty of Care of Valtec. Neither AimGlobal nor Valtec shall be under any liability nor shall they have any duty or responsibility to deJaray with respect to the manner in which Valtec may exercise or fail to exercise the power, authority and discretion granted hereunder with respect to the voting rights attached to the Shares or by reason of any loss or damage arising out of or in consequence thereof or of any matter or thing done or omitted to be done in connection with the exercise by Valtec of its rights hereunder or any mistake or error of law or fact in connection with such exercise by Valtec of its rights hereunder, provided however, that Valtec shall exercise the voting rights hereunder in the same manner as it exercises or would exercise the voting rights attached to any common shares of AimGlobal beneficially owned by it and shall give deJaray notice thereof.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 65 of 109 Pages
---------------------------------                -------------------------------


3.4 AimGlobal to Recognize Voting Trust. AimGlobal covenants and agrees to recognize and not to challenge the power and authority of Valtec to exercise the voting rights attached to the Shares, subject to any restrictions contained in the constating documents of AimGlobal or any applicable law, regulation, rule or order of a court to the contrary.

3.5 Termination of Voting Rights. The voting rights and agreements granted to Valtec under Sections 3.1 and 3.2, including the limited power of attorney and proxies referred to therein, shall terminate on the earliest of the termination of this Agreement under Section 4.1, the date on which Valtec has fully exercised all of its rights to acquire common shares of AimGlobal, by conversion, purchase or a combination thereof, contained in Article 4 of the Conversion Rights Agreement and the date that deJaray is not elected a director of AimGlobal at an annual general meeting of AimGlobal.

                                   Article 4
                                      TERM

4.1 Term. This Agreement shall commence on the date hereof and terminate upon the earliest of:

         (a)      the third anniversary of the date of this Agreement;

         (b) the date upon which deJaray ceases to hold any Shares and any other voting securities of AimGlobal; and

         (c)      such other date as the parties may agree, in writing.

                                   Article 5
                              DISPOSITION OF SHARES

5.1 Restriction on Transfer. deJaray shall not, for a period of 120 days commencing on the date of this Agreement, sell, transfer or otherwise dispose of or pledge, mortgage or encumber or further pledge, mortgage or encumber the Shares or any securities convertible or exchangeable for common shares of AimGlobal or contract to do so or enter into any hedging or other transaction with the purpose of eliminating or reducing the risk of ownership of the Shares or any such other securities except only with the prior written consent of Valtec.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 66 of 109 Pages
---------------------------------                -------------------------------

5.2 Disposition of Shares. Valtec and deJaray covenant and agree that the Shares, in the case of deJaray, and any common shares of Aimglobal held by Valtec from time to time, in the case of Valtec, shall not be sold, transferred, assigned or disposed of, in whole or in part, except as follows:

         (a) none of such shares shall be sold, transferred, assigned or otherwise disposed of in the first 6 months following the date of this Agreement;

         (b) 25,000 of such shares may be sold, transferred, assigned or otherwise disposed of in each calendar month during the next eighteen months following the end of such six month period; and

         (c) no restrictions on sale, transfer, assignment or disposition of such shares will apply after the expiration of such two year period.

5.3 Conversion Rights Agreement. In the event that Valtec exercises its rights of exchange under Section 4.8 of the Conversion Rights Agreement, the parties agree that deJaray shall transfer the Unecumbered Shares to Valtec in exchange for the same number of common shares of AimGlobal, which are subject to resale restrictions, issued to Valtec under Article 4 of the Conversion Rights Agreement.

                                    Article 6
                                     GENERAL

6.1 Manner of Notice. Any notice, demand or other communication required or permitted to be given under this Agreement to any party hereto shall:

         (a)      be in writing; and

         (b) delivered by hand or sent by facsimile transmission to such party as follows,

in the case of deJaray to:

                  Steven A.W. deJaray
                  5730 Seaview Road
                  West Vancouver, British Columbia Canada  V7W 1P8

                  Facsimile: (604) 683-5214 (c/o Fraser Milner Casgrain)


in the case of AimGlobal to:

                  8128 River Way
                  Delta, British Columbia Canada V4G 1K5

                  Facsimile:        (604) 940-5708
                  Attention:        the President

in the case of Valtec to:

                  Suite 345, 8425 Woodfield Crossing Boulevard
                  Indianapolis, Indiana USA  46240

                  Facsimile:        (317) 469-0259
                  Attention:        Jerry W. Slusser

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 67 of 109 Pages
---------------------------------                -------------------------------

The date of receipt of such notice, demand or other communication, if delivered, shall be the date of delivery thereof, and, if sent by facsimile transmission, shall be the day immediately following the date on which confirmation of transmission by facsimile is received by the party transmitting same.

6.2 Change of Address. Either party may at any time and from time to time notify the other party in writing, in the manner provided herein, of a change of address or facsimile number and the new address or facsimile number to which notice shall be given to it thereafter until further change.

6.3 Waiver or Consent. No consent or waiver expressed or implied by any party in respect of any breach or default by any other party in the performance by such other party of its obligations hereunder shall be deemed or construed to be a consent to or a waiver of any other breach or default.

6.4 No Merger. This Agreement shall not operate by way of merger of any of the Obligations and no judgment recovered by Valtec shall operate by way of merger of, or in any way affect, the Security Interest, which is in addition to, and not in substitution for, any other security held by Valtec in respect of the Obligaitons.

6.5 Adjustment for Capital Alterations and Other Changes. In the event AimGlobal at any time subdivides its outstanding common shares into a greater number of shares or consolidates its outstanding shares into a lesser number of shares, this Agreement shall apply to such increased or decreased number of shares. In the event of any reclassification of the outstanding common shares of AimGlobal, other than a subdivision or consolidation thereof, or any reorganization, amalgamation, arrangement or merger of AimGlobal with or into any other corporation, other than a reorganization, amalgamation, arrangement or merger which does not result in any reclassification of such outstanding shares, this Agreement shall apply to the kind and amount of shares or other securities or property which the holders of such common shares would be entitled to receive as a result of such reorganization, amalgamation, arrangement or merger.


6.6 Enurement. This Agreement shall enure to the benefit of and be binding upon the parties and their respective heirs, legal personal representatives, successors and permitted assigns.

6.7 Governing Law. This Agreement (including all certificates, agreements, instruments or other documents contemplated herein) shall be governed by and construed in accordance with the laws of British Columbia.

6.8 Time of the Essence. Time shall be of the essence in this Agreement.

6.9 Costs. Each party shall pay such party's own costs and expenses of and incidental to the preparation of this Agreement and completion of the transactions contemplated hereby.

6.10 Further Assurances. Each party shall, at such party's expense, promptly and duly execute and deliver to the other all such further agreements, instruments, certificates or other documents (including powers of attorney to vote the Shares), and do all such acts or things as the other may reasonably request from time to time in order to more effectively carry out the intent and purposes of this Agreement.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 68 of 109 Pages
---------------------------------                -------------------------------

6.11 Independent Legal Advice. Each of the parties acknowledge that such party has been advised to and has obtained independent legal advice (or has declined doing so, despite having the opportunity to do so) with respect to the terms of this Agreement prior to its execution and further acknowledges that such party understands the terms hereof and such party's rights and obligations hereunder.

6.12 Counterparts. This Agreement may be executed in any number of counterparts and each such counterpart shall, for all purposes, be deemed to constitute one and the same agreement with force and effect on the date hereof, notwithstanding that all parties are not signatories to the same counterpart or executed this Agreement on the same date.

6.13 Damages Inadequate. deJaray acknowledges and agrees that irreparable damage would occur in the event that any provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and consequently agrees that Valtec shall be entitled to an injunction or injunctions to prevent a breach or anticipated breach of, and to enforce, the specific terms and provisions hereof in a court, in addition to any other remedy to which Valtec may be entitled at law or equity.

6.14 Submission/Attornment to Jurisdiction. For the purpose of any legal action or proceeding brought by any party hereto in respect of this Agreement or any other document or certificate issued under or arising out of or in connection with this Agreement or any act, omission, default or actionable event occurring in connection therewith, each of the parties hereby irrevocably submits and attorns to the jurisdiction of the courts of the Province of British Columbia and acknowledges their competence and the convenience and the propriety of such venue, in addition to any other court which may have jurisdiction over the parties, and agrees to be bound by any judgment of the courts of British Columbia and agrees not to seek, and hereby waives, any review of its merits by the courts of any other jurisdiction.

6.15 Entire Agreement. The parties acknowledge and agree that this Agreement and the Investment Agreement constitute the whole agreement between the parties in respect of the subject matter hereof, there are no warranties, terms, conditions, collateral agreements, expressed, implied or statutory, other than the terms set out herein and in the Investment Agreement, that this Agreement and the Investment Agreement supersede all proposals, drafts, discussions or prior agreements, oral or written, and all other communications between the parties relating to the subject matter of this Agreement all of which shall be deemed to have been merged into this Agreement and the interpretation hereof shall not be affected by any prior agreement, understanding, representations, or the prior course of conduct of the parties hereto. In the event of any conflict between the provisions of this Agreement and the Investment Agreement, the terms of the Investment Agreement shall prevail.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 69 of 109 Pages
---------------------------------                -------------------------------

6.16 Severance. It is intended that all of the provisions of this Agreement shall be fully binding and legally effective between the parties, provided however, that if a court of competent jurisdiction finds any particular provision or provisions hereof are void, voidable or unenforceable for any reason, then the particular provision or provisions or such part thereof as such court may consider necessary shall be deemed to be severed from the remainder of this Agreement and all other provisions shall remain in full force and effect as if the invalid provision had been omitted therefrom.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.


EXECUTED by STEVEN A.W. deJARAY
  in the presence of:                           )
                                                )
----------------------------------------------- )
WITNESS                                         )
                                                )
----------------------------------------------- )     --------------------------
NAME                                            )     STEVEN A.W. deJARAY
                                                )
----------------------------------------------- )
ADDRESS                                         )



                                             VALTEC CAPITAL CORPORATION

                                             Per:
                                                 -------------------------------
                                                  Authorized Signatory


                                             AIMGLOBAL TECHNOLOGIES COMPANY INC.

                                             Per:
                                                  ------------------------------
                                                  Authorized Signatory

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 70 of 109 Pages
---------------------------------                -------------------------------


                                   SCHEDULE A


KNOW ALL MEN BY THESE PRESENTS

THIS LIMITED POWER OF ATTORNEY is given and executed as of May 14, 2002 by Steven A. W. deJaray, of 5730 Seaview Road, West Vancouver, British Columbia, V7W 1P8.

I appoint Valtec Capital Corporation of Suite 345 - 8425 Woodfield Crossing Boulevard, Indianapolis, Indiana 46240 ("Valtec") to be my attorney in accordance with the Power of Attorney Act of British Columbia, Canada to:

         (a) execute proxies from time to time substantially in the form attached hereto appointing Valtec with full power of substitution, as my proxy to attend all meetings of the shareholders of AimGlobal Technologies Company Inc., and to vote, at all meetings of the shareholders of AimGlobal Technologies Company Inc. and all adjournments thereof or by a resolution consented to in writing by all of the shareholders of AimGlobal Technologies Canada Inc., all common shares of AimGlobal Technologies Company Inc. registered in my name in the same manner, to the same extent and with the same power as if the undersigned were present at the said meetings or adjournments thereof; and

         (b) to do, on my behalf, anything that I can lawfully do by an attorney in respect of the aforesaid execution of proxies.

In accordance with the Power of Attorney Act of British Columbia, Canada, I declare that this power of attorney may be exercised during any subsequent mental infirmity on my part.

This power of attorney is a power of attorney coupled with an interest and is irrevocable prior to May ___, 2005 without the specific written consent of Valtec.


WITNESSED BY:                               )
                                            )
-----------------------------               )
(Signature of Witness)                      )
                                            )    -------------------------------
-----------------------------               )    STEVEN A.W. deJARAY
(Print Name of Witness)                     )
                                            )
-----------------------------               )
(Address of Witness)                        )

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 71 of 109 Pages
---------------------------------                -------------------------------


                                      PROXY

The undersigned, being a holder of common shares in the capital of AimGlobal Technologies Company Inc. hereby appoints ________________________ ("____________") as proxy of the undersigned, with full power of substitution, to attend, act and vote at a meeting of the shareholders of AimGlobal Technologies Company Inc. or by a resolution consented to in writing by all of the shareholders of AimGlobal Technologies Company Inc., for and on behalf of the undersigned, at (Type of Shareholder Meeting) ___________________________ of shareholders of AimGlobal Technologies Company Inc. to be held on _______________, 20___ and at all adjournments thereof, in the same manner, to the same extent and with the same power as if the undersigned were present at the said meeting or adjournment thereof, the undersigned hereby agreeing to ratify all which such proxy holder may lawfully do by virtue hereof.

SIGNED this ______ day of ___________________, 20____.


                                  STEVEN A.W. deJARAY


                                  -----------------------------------
                                  By his Attorney-in-Fact,
                                                          ----------------------

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 72 of 109 Pages
---------------------------------                -------------------------------

                                                                       EXHIBIT 5

                                    DEBENTURE

Principal Sum:             $2,100,000.00

Date:                      August 29, 2002

                  AIMTRONICS CORPORATION, a Canadian corporation, AIMGLOBAL TECHNOLOGIES COMPANY INC., a British Columbia company and AMERICAN COMPUTER ASSEMBLY, INC., a New York corporation (collectively, the "Borrowers"), each having its principal office located at 100 Schneider Road, Ottawa, Ontario (facsimile no.: (613) 592-9449), FOR VALUE RECEIVED, hereby jointly and severally acknowledge themselves indebted and promise to pay to or to the order of VALTEC CAPITAL CORPORATION (the "Lender"), at its administrative services office located at Suite 345 - 8425 Woodfield Crossing Boulevard, Indianapolis, Indiana (facsimile no.: (317) 469-0259) or at such other place as the Lender may designate by notice in writing to the Borrowers the sum of $2,100,000.00 in lawful money of Canada in the manner hereinafter provided, and to pay interest on the principal amount outstanding from time to time owing hereunder to the date of payment as hereinafter provided, both before and after maturity or demand, default and judgment.

                                   Article 1
                                 INTERPRETATION

Section 1.1 Terms Incorporated for Reference. Terms defined in the British Columbia Personal Property Security Act (including the regulations thereto and all as amended from time to time, collectively the "PPSA") and used but not otherwise defined in this Debenture shall have the same meaning herein. Section
1.2 Defined Terms. In this Debenture, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings set out below:

         (a) "AimGlobal" means AimGlobal Technologies Company Inc.;

         (b) "Aimtronics" means Aimtronics Corporation;

         (c) "Applicable Securities Laws" shall have the meaning ascribed to that term in Section 4.2.2;

         (d) "Assembly" means American Computer Assembly, Inc.

         (e) "Borrowers" means Aimtronics, AimGlobal and Assembly, and their respective successors and assigns, and "Borrower" means any one of them, its successors and assigns;

         (f) "Charges" has the meaning set forth in Section 3.6 herein;

         (g) "Charged Property" means, in respect of the Borrowers, or any of the Borrowers, as of any particular time, all property, assets and rights, present and future of the Borrowers or of such Borrower, as the case may be, now or hereafter subject to the charge created hereby to secure payment of the monies payable hereunder, whether by fixed or floating charge, including any part thereof;

         (h) "Charged Real Property" has the meaning set forth in Section
         4.1.3.2 herein;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 73 of 109 Pages
---------------------------------                -------------------------------


         (i) "Common Shares" means fully-paid and non-assessable common shares in the capital of AimGlobal as constituted on the date hereof which the Lender is entitled to receive upon the conversion of the Loan pursuant to Article 5, and after the date hereof, such common shares in the capital of AimGlobal or any other shares, securities, money or property, which the Lender is entitled to receive in respect or substitution of such common shares, upon conversion of the Loan pursuant to Article 5;

         (j) "Consent" means any permit, licence, approval, consent, order, right, certificate, judgment, writ, injunction, award, determination, direction, decree, authorization, franchise, privilege, grant, waiver, exemption, and other concession or by-law, rule or regulation, whether or not having the force of Law, of, by or from any Person or Official Body, all as amended, supplemented or otherwise modified or replaced from time to time;

         (k) "Contracts" means all contracts or agreements to which the Borrowers or any of them is a party including, without limitation, contracts or agreements relating to or arising in connection with the acquisition, ownership, use or operation of the undertaking, property and assets of the Borrowers or any of them, and all contractual rights and benefits, options or rights to acquire options under such contracts or agreements to which the Borrowers or any of them is a party (whether by way of assignment or otherwise), in any form whatsoever, written or verbal, now in existence or hereafter entered into, including leases, options to purchase and rights of first refusal, together, in each case, with any amendments, supplements, modifications, extensions, renewals or replacements thereof, and "Contract" means any one of them;

         (l) "Conversion Date" means the date of conversion of the Loan or any part thereof;

         (m) "Conversion Price" means the amount of money for which Common shares may be issued from time to time, upon the conversion of the Loan being one Common Share for each $0.35 of the principal and interest outstanding under the Loan on the Conversion Date, such amount being subject to adjustment in accordance with Article 5;

         (n) "Costs of Collection" means all costs of c ollection in respect of the Loan, including, without limitation:

                  (i) all solicitors' fees and out-of-pocket expenses incurred by the Lender's solicitors, and all costs incurred by the Lender, directly or indirectly related to or in respect of the administration and management of the Credit Facility and the Loan;

                  (ii) costs of negotiation, documentation and amendment of this Debenture and any other instrument or security granted in respect of or evidencing the Loan; and

                  (iii) costs in respect of efforts to preserve, protect, collect or enforce the Charged Property and the Loan and any of the rights and remedies of the Lender against or in respect of the Borrowers or any of them (whether or not suit is instituted in connection with such efforts) under this Debenture or any other instrument or security granted in respect thereof or under applicable law;

         (o) "Credit Facility" means the credit facility of $2,100,000 to be established by the Lender under Section 2.1;

         (p) "Debenture" means this debenture as supplemented, amended or otherwise modified, renewed or replaced from time to time;

         (q) "Events of Default" shall have the meaning ascribed to such term in
         Section 6.1 of this Debenture;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 74 of 109 Pages
---------------------------------                -------------------------------


         (r) "Hazardous Substances" includes, without limitation, any substances, products, materials or goods which are hazardous, toxic or dangerous or potentially hazardous, toxic or dangerous to human, animal or plant health or life or the environment and, in particular, includes, but is not limited to, any contaminants, pollutants, wastes and dangerous, toxic, deleterious or designated substances or special waste as defined in or pursuant to any Law;

         (s) "Issued Shares" shall have the meaning ascribed to that term in
         Section 4.2.1;

         (t) "Law" includes any law (including common law and equity), statute, treaty, regulation, rule, ordinance, order, injunction, writ, decree or award of any Official Body;

         (u) "Leases" means any and all leases, agreements to lease, offers to lease, licenses, rights of use or occupancy and tenancies, whatsoever in respect of all or any portion of the lands and premises of the Borrowers or any of them, and all licenses or concessions whereby any Person is granted the right to use or occupy any part or parts of such lands and premises, now in existence or hereafter entered into, together, in each case, with all benefits, powers and advantages to the Borrowers or any of them, and all covenants, obligations and agreements of the tenants or occupiers, to be derived therefrom and any amendments, supplements, modifications, extensions, renewals or replacements thereof;

         (v) "Lender" means Valtec Capital Corporation, its successors and assigns;

         (w) "Loan" means the principal amount outstanding from time to time under the Credit Facility of $2,100,000.00 to be provided by the Lender to the Borrowers in accordance with the terms hereof;

         (x) "Obligations" has the meaning attributed to it in Section 3.6 herein;

         (y) "Official Body" means any government or political subdivision or any agency, authority, bureau, central bank, monetary authority, commission, department or instrumentality thereof, or any court, tribunal or arbitrator, whether foreign or domestic;

         (z) "Permitted Encumbrances" means, as of any particular time in respect of any particular asset of any of the Borrowers, any of the following:

                  (i) liens for taxes, assessments or governmental charges or levies not at the time due and delinquent or the validity of which is being contested in good faith at the time by the Borrower and in respect of which the Borrower has set aside on its books reserves reasonably considered by it to be adequate therefor, and provided that the Lender is satisfied with the adequacy of such reserves;

                  (ii) the lien of any judgment rendered or claim filed against the Borrower which the Borrower is contesting in good faith at the time and in respect of which the Borrower has set aside on its books reserves reasonably considered by it to be adequate therefor, and provided that the Lender is satisfied with the adequacy of such reserves;

                  (iii) undetermined or inchoate liens and charges incidental to current construction or repairs or current operations which have not at the time been filed pursuant to law against the Borrower or which relate to obligations not due or delinquent;

                  (iv) maritime, warehousemen's, woodsmen's, carriers' and other similar liens which relate to obligations not due or delinquent;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 75 of 109 Pages
---------------------------------                -------------------------------


                  (v) the encumbrance resulting from the deposit of cash or obligations as security when the Borrower is required to do so by governmental or other public authority or by normal business practice in connection with contracts, licences or tenders or similar matters in the ordinary course of business and for the purpose of carrying on the same or to secure Workers' Compensation, surety or appeal bonds or to secure costs of litigation when required by law;

                  (vi) public and statutory obligations which are not due or delinquent, and security given to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operations of the Borrower;

                  (vii) easements, rights-of-way or similar rights in real property granted to or reserved by other persons which do not materially impair the usefulness in the business of the Borrower of such real property;

                  (viii) rights reserved to or vested in any governmental or public authority by any lease, licence, franchise, grant, permit or statutory provision to terminate any lease, licence, franchise, grant or permit, or to require annual or other periodic payments as a condition of the continuance thereof;

                  (ix) reservations, limitations, provisos and conditions expressed in any original grant from the Crown of real property;

                  (x) any Security Interests, mortgages, charges, assignments or encumbrances described or referred to in Schedule B and Part 2 of Schedule C hereto; and

                  (xi) any Security Interests, mortgages, charges, assignments or encumbrances in favour of the Lender;

         (aa) "Person" means an individual, partnership, corporation, trust, unincorporated association, joint venture or government or any agent, instrument or political subdivision thereof;

         (bb) "PPSA" has the meaning set forth in Section 1.1 herein;

         (cc) "Proceeds" has the meaning attributed to it in the PPSA, and refers to the proceeds of all Charged Property;

         (dd) "Taxes" means all taxes, rates, levies, charges and assessments and other impositions upon the Charged Property;

         (ee) "Termination Date" means the day immediately preceding the date upon which the Loan is fully repaid to the Lender in accordance with the provisions of this Agreement.


                                   Article 2
                                      LOAN

Section 2.1 Credit Facility. The Lender agrees to establish for the Borrowers a credit facility in the amount of $2,100,000.00 in lawful money of Canada for the purposes set out in Section 2.6 which shall be disbursed from time to time to the Borrowers, in the Lender's sole discretion, in such amounts and at such times as the Borrowers require the same for the purposes set out in Section 2.6. The Borrowers agree jointly and severally to repay to the Lender the Loan advanced from time to time hereunder to the Borrowers, together with interest thereon, as hereinafter provided.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 76 of 109 Pages
---------------------------------                -------------------------------


Section 2.2 Interest on Loan. Interest shall accrue on the Loan, from day to day, and each advance of the Loan shall bear interest, from and including the date of such advance of the Loan, before as well as after maturity, before as well as after default and before as well as after judgment, at a rate of 10% per annum, calculated and compounded monthly not in advance, and payable monthly on the first day of each and every month commencing on the first day of the month next following the date of such advance of the Loan. Interest on overdue interest shall be calculated and shall be due and payable in the same manner as aforesaid. If the Borrowers fail to make any payment of principal or interest required to be made hereunder, on the day on which the same is due and payable, the Borrowers will pay interest on the amount or amounts so required to have been paid at the rate of interest as aforesaid calculated and payable from the date of such failure until the date of payment.

Section 2.3 Payment of Principal on Loan. The principal amount of the Loan from time to time with any interest then accrued thereon as aforesaid, and any other amounts, which are then outstanding hereunder shall be due and payable on August 29, 2007.

Section 2.4 Payments. All payments of principal, interest or any other amounts required to be paid under this Debenture shall be net to the Lender and shall be made without any setoff, abatement or counterclaim, and free and clear of and without deduction of or on account of any tax or otherwise.

Section 2.5 Prepayment. The Borrowers shall be entitled to prepay all or any part of the principal of the Loan at any time, provided that the Borrowers shall pay to the Lender an amount equal to the interest then accrued but unpaid on the prepaid amount.


Section 2.6 Use of Proceeds. The proceeds of the Loan shall be used wholly for working capital purposes for the Borrowers.

Section 2.7 Note. The Loan shall be evidenced by the convertible promissory note in the form attached as Schedule A (the "Note"). Notwithstanding the stated principal amount of the Note, the actual outstanding balance of the Loan from time to time shall be the aggregate outstanding principal amount of the Loan, together with accrued interest thereon and all other amounts payable by the Borrowers pursuant to this Debenture as recorded by the Lender, which record shall constitute prima facie evidence of the accuracy of such information. The failure so to record any such amount or any error in so recording any such amount shall not limit or otherwise affect the obligations of the Borrowers hereunder to repay the Loan together with all interest accruing thereon and any fees and charges accruing or owing with respect thereto.

                                    Article 3
                                    SECURITY

Section 3.1 Grant. As continuing security for the Obligations:

         (a) Mortgage of Real Property: Each of the Borrowers hereby grants, sells, assigns, conveys, transfers, mortgages, pledges and charges, as and by way of fixed and specific mortgage, pledge and charge, and if applicable as and by way of security interest, to and in favour of the Lender all lands and other real and immovable property of every nature and kind whatsoever and wheresoever situate now owned by or leased to the Borrowers or at any time and from time to time hereafter owned by or leased to the Borrowers, together with all appurtenances, easements, rights of way, interests, rights, licences, privileges, buildings, fixtures (including without limitation erections, fixed machinery and fixed equipment) and tenant improvements presently situated thereon or which may at any time hereafter be constructed or placed thereon or used in connection therewith appertaining thereto, including without limitation the property described in Schedule B hereto.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 77 of 109 Pages
---------------------------------                -------------------------------


         (b) Personal Property Security Interest: Each of the Borrowers mortgages, charges and absolutely assigns to the Lender as and by way of a fixed and specific mortgage and charge, and grants to the Lender and the Lender takes a Security Interest in, all of the Borrower's present and after-acquired personal property and other assets and undertaking of every nature and kind, tangible and intangible, legal and equitable, wherever the same may be situate, including without limitation, any property, assets, and undertaking described or referred to in Schedule C, and all the Borrower's present and after-acquired right, title, interest and benefit in and with respect to all Goods (including all Equipment and all items of Inventory), Securities, Instruments, Chattel Paper, Documents of Title, Money, Intangibles (including all Accounts), real property and rights and interests therein and with respect thereto, and all other property, assets and undertaking (including all goodwill and all uncalled capital) and all Proceeds that are present or after-acquired personal property, real property or other assets or undertaking of any nature or kind, tangible or intangible, legal or equitable, wherever the same may be situate; and

         (c) Floating Charge: Each of the Borrowers charges as and by way of a floating charge to and in favour of the Lender all property, assets and undertaking of the Borrower of every nature and kind, real and personal, tangible and intangible, legal and equitable, wherever the same may be situate, that is not validly and effectively charged by the fixed and specific charges created hereby;

Section 3.2 Assignment of Leases and Rents. As further security for the Obligations, each of the Borrowers hereby assigns, transfers and sets over unto the Lender all rents payable from time to time under all Leases, together with the benefit of all covenants, agreements and provisos contained in the Leases in favour of the Borrowers or any of them, including the benefit of all guarantees and indemnities contained therein or related thereto, and hereby grants and mortgages unto the Lender the reversion to all such Leases.

Section 3.3 Exceptions.

3.3.1 Effectiveness Upon Required Consents: With respect to each contract, agreement, option, permit, lease, licence, quota, consent, approval, authorization, order and similar asset that requires the Consent or approval of the other party thereto to the creation of any Security Interest, mortgage, charge or assignment therein, the Charges created hereby with respect to such asset will not become effective until, but will become immediately effective when, all Consents or approvals necessary for the effectiveness of such Charges have been obtained or when such other assurances as may be acceptable to the Lender have been received, and until such Consents, approvals or assurances are obtained each of the Borrowers will stand possessed of such asset in trust for the purposes hereof to assign and dispose of such asset as the Lender may direct by written notice to the Borrower;

3.3.2 Real Property: The last day of any term created or reserved by any lease of or agreement to lease any real property, whether written or verbal, now held or hereafter acquired, is hereby and will at all times be excepted out of the Charges created hereby and does not and will not form part of the Charged Property, but each of the Borrowers will stand possessed of such last day in trust for the Lender to assign or otherwise dispose of as the Lender may direct by written notice to the Borrower;

3.3.3 Floating Charge: The floating charge created hereby will not become a fixed charge on specific property, assets or undertaking until the occurrence of an Event of Default;

3.3.4 Consumer Goods: Consumer Goods now held or hereafter acquired by the Borrowers or any of them are excepted out of the Charged Property;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 78 of 109 Pages
---------------------------------                -------------------------------


Section 3.4 Attachment. Except as expressly provided in Section 3.3, the Charges created hereby will attach upon the execution and delivery of this Debenture and, in the case of after-acquired property, assets and undertaking, will attach upon the acquisition by the Borrowers of rights therein. Each of the Borrowers acknowledges that Value has been given under this Debenture and that the parties have not agreed to postpone the time for attachment of the Charges created hereby.

Section 3.5 Habendum. TO HAVE AND TO HOLD the Charged Property and all of the rights hereby conferred unto the Lender, its successors and assigns forever, but subject nevertheless to the provisions and with the powers herein set forth.

Section 3.6 Obligations Secured. The mortgages, charges, pledges, transfers, assignments and Security Interests granted hereby (collectively, the "Charges") shall be continuing collateral security for the due payment and performance of all debts, liabilities, agreements, covenants and obligations of the Borrowers, whether present or future, direct or indirect, absolute or contingent, matured or unmatured, joint or several or joint and several, at any time due or accruing due or owing by the Borrowers to the Lender hereunder, or any other agreement between the Borrowers and the Lender or any other security held by the Lender in respect of the Loan or otherwise howsoever incurred, and whether incurred as principal or surety (collectively, and together with the expenses, costs and charges set out in Section 3.7, the "Obligations").

Section 3.7 Costs of Collection. The Costs of Collection and all other expenses, costs and charges reasonably incurred by or on behalf of the Lender in connection with the preparation and issuance of this Debenture. the perfection, preservation and protection of the Charges and the enforcement of the Lender's rights and remedies hereunder, including the realization of the Charged Property, and including all legal fees (on a solicitor and solicitor's own client basis), disbursements, court costs, receiver's remuneration and other expenses of taking possession of, repairing, protecting, insuring, preparing for disposition, realizing, collecting, selling, transferring, delivering or obtaining payment of the Charged Property, shall be added to and form a part of the Obligations. The Costs of Collection and all such other costs, expenses and charges that pertain to the Loan Obligations shall bear interest at the interest rate stipulated in Section 2.2.

Section 3.8 Consents. The Lender will not be deemed in any manner to have assumed any obligation of the Borrowers under any Consent or Contract nor shall the Lender be liable to any Official Body or Contract counterparties by reason of any default by any Person under any Consent or Contract. Each of the Borrowers agree to indemnify and hold the Lender harmless of and from any and all liability, loss, damage or expense which it may or might incur by reason of any claim or demand against it based on its alleged assumption of the duty and obligation of any of the Borrowers to perform and discharge the terms, covenants and agreements in any Consent or Contract.

Section 3.9 Scope of Charges. It is expressly acknowledged by each of the Borrowers that, notwithstanding any right or authority granted to the Borrowers herein or in any other agreement or instrument to deal with the Charged Property, it is the intention of the Borrower and the Lender that (i) the Charges shall operate and be construed as fixed and specific charges of all Charged Property in respect of which the Borrower presently have rights, and as fixed and specific charges of all after-acquired Charged Property which shall attach forthwith upon the Borrowers acquiring rights therein, and (ii) except as provided in Section 3.1(c), none of the Charges created hereby shall either operate or be construed as a floating charge.

Section 3.10 The Lender's Care and Custody of Charged Property. Except as required by any mandatory provision of the PPSA, the Lender shall not be bound to collect, dispose of, realize, protect or enforce any of the Borrowers' right, title and interest in and to the Charged Property or to institute proceedings for the purpose thereof, nor shall the Lender have any obligation to keep Charged Property in its possession identifiable. The Lender may, after the Charges shall have become enforceable, (i) notify any Person obligated on a book account or on Chattel Paper or any obligor on an instrument to make payment thereunder to the Lender, whether or not the Borrowers or any of them were theretofore making collections thereon, and (ii) assume control of any proceeds arising from such Charged Property.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 79 of 109 Pages
---------------------------------                -------------------------------


Section 3.11 Protective Disbursements. If the Borrowers fail to perform any covenant on their part contained in this Debenture then the Lender may, in its absolute discretion, perform any such covenant capable of being performed by it and, if any such covenant requires the payment or expenditure of money, the Lender may make such payment but shall be under no obligation to do so, and all sums so paid or expended by the Lender shall be immediately paid by the Borrowers, shall bear interest at the highest rate set forth in this Debenture until paid and shall be secured hereby, having the benefit of the Charges in priority to the indebtedness evidenced by this Debenture. No such performance or payment shall relieve the Borrowers from any default under this Debenture or any consequences of such default.

Section 3.12 No Obligation. Neither the execution nor registration of this Debenture shall bind the Lender to make any advance under the Credit Facility, nor shall the advance of any part of the Credit Facility bind the Lender to advance any unadvanced portion thereof, but nevertheless the estate and title hereby conveyed shall take effect forthwith upon execution of this Debenture by the Borrowers and the expenses of this Debenture shall be secured hereby and, in the event of the whole or any balance of the Credit Facility not being advanced, the same shall be a charge upon the Charged Property of each of the Borrowers and shall be payable forthwith and shall bear interest as provided herein.


                                   Article 4
                    REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 4.1 General. Each of the Borrowers represents and warrants to the Lender that each statement made in this Debenture and in any certificate, declaration or other instrument delivered by or on behalf of the Borrower in connection with this Debenture or any of the Obligations, is true, complete and accurate. All such representations and warranties will survive the delivery of this Debenture and all advances under the Credit Facility and no investigation by the Lender will diminish in any respect its rights to rely thereon. Each of the Borrowers covenants and agrees with the Lender to strictly observe and perform each of its agreements set out or referred to in this Debenture except to the extent, if any, that the Lender may from time to time by prior written notice waive such compliance.

4.1.1 Use of Loan. The Loan, advanced by the Lender to or for the benefit of the Borrowers will be used in the ordinary course of the business for the purposes described in Section 2.6 and for no other purpose, and the Borrowers will supply the Lender with such evidence as it may reasonably request from time to time as to the application of the Loan.

4.1.2 Incorporation. Aimtronics is a corporation duly incorporated and validly existing and in good standing under the laws of Canada, AimGlobal is a company duly incorporated and validly existing under the laws of British Columbia and Assembly is a corporation duly incorporated and validly existing under the laws of New York and each of the Borrowers is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the Charged Property owned by or is situate or the conduct of its business or the ownership or leasing of its assets makes such qualification necessary and has the corporate power to own and lease its properties and to carry on the business carried on by it. Each of the Borrowers will maintain and secure its corporate existence and corporate organization in good standing. Each of the Borrowers has the corporate power and capacity to execute and deliver this Debenture and to create the Charges created hereby. All necessary corporate proceedings of each of the Borrowers and all other things necessary have been done to authorize and make the execution and delivery of this Debenture and the creation of the Charges created hereby legal and valid.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 80 of 109 Pages
---------------------------------                -------------------------------


4.1.3 Authority to Charge. Each of the Borrowers has good right and lawful authority to create the Charges expressed to be created hereby. None of the Borrowers is a party to nor bound by any covenant or agreement which prohibits or restricts the Borrower from creating the Charges to be created hereby or from observing and performing the covenants and agreements of the Borrower set out or referred to herein.

4.1.4 Title. Each of the Borrowers lawfully owns and is lawfully possessed and seized of all of the Charged Property, free from all Security Interests, mortgages, charges (fixed and floating), assignments, liens, claims and other encumbrances except any Permitted Encumbrances, and no person other than the Borrower owns or has rights in the Charged Property. Each of the Borrowers will, at its own cost, defend the title of the Charged Property for the benefit of the Lender against the claims and demands of all persons.

4.1.5 Location of Charged Property. Except for Inventory, all of the Charged Property is, and for the past 60 days has been, and for the next 30 days is intended to be kept, situate in the locations set out in Schedules B and C. All of the tangible property of each of the Borrowers is located at the address for the Borrower set out on page 1 hereof and at any other locations set out or referred to in Schedule B and Part 2 of Schedule C hereto. Except with respect to Inventory disposed of in the ordinary course of the business of each of the Borrowers, the Borrowers will not permit Charged Property to be situate in any other jurisdiction and will forthwith give prior written notice to the Lender of any proposed relocation of tangible property of the Borrowers from the above-mentioned locations.

4.1.6 Serial Numbered Goods. The Serial Number, type, make (or manufacturer), model and model year of each Motor Vehicle, Trailer, Tractor, Manufactured Home, Boat, Aircraft airframe, engine and propeller, and other Serial Numbered Goods in which each of the Borrowers has rights and which are not Inventory is set out in Part 1 of Schedule C hereto. Upon acquisition by a Borrower from time to time of rights in Serial Numbered Goods which are not Inventory, or upon repossession by the Borrower or return to the Borrower of any such Goods, the Borrower will forthwith give written notice to the Lender of all such particulars of the same. With respect to all Serial Numbered Goods in which a Borrower has rights that are held as Inventory, the Borrower will not permit any of the same to be held as Equipment (as opposed to Inventory) without giving the Lender 15 days' prior written notice of all such particulars of the Goods to be held as Equipment.

4.1.7 Fixtures and Accessions. None of the Goods comprised in the Charged Property of a Borrower are Fixtures or Accessions to property other than Charged Property owned by the Borrower free and clear of all encumbrances other than the Charges created hereby and Permitted Encumbrances, and the Borrower will not permit Goods now or hereafter comprised in the Charged Property to become Fixtures or Accessions to property other than Charged Property owned by the Borrower free and clear of all encumbrances other than the Charges created hereby and Permitted Encumbrances.

4.1.8 Trust. Except as expressly permitted hereby, each of the Borrowers will, until all of the Obligations have been paid or otherwise performed in full, hold and be deemed to hold all Charged Property owned by it separate and in trust for the benefit of the Lender.

4.1.9 Dispositions. The Borrowers will not sell, lease, transfer, dispose of or part with possession of Charged Property or rights therein or agree or attempt to do so, except that the Borrowers may in good faith in the ordinary course of their business, until the occurrence of an Event of Default, process, sell, lease and otherwise for value deal with their Equipment and Inventory, other than real property inventory, collect upon their Accounts and Chattel Paper and pay their creditors. If a Borrower does dispose of or part with possession of Charged Property or rights therein other than as permitted hereby, it will give immediate written notice to the Lender of the transferee's name, the address of the transferee's chief executive office or sole place of business, and the situs and intended situs of the transferred property or rights, provided that neither compliance by the Borrower with such notice requirement nor any action or inaction by the Lender will relieve the Borrower from the consequences of any default under the first sentence of this paragraph.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 81 of 109 Pages
---------------------------------                -------------------------------


4.1.10 Encumbrances. The Borrowers will not create, grant, incur, assume or permit the existence of a Security Interest in or a mortgage, charge (fixed or floating), assignment, lien, claim or other encumbrance of or with respect to Charged Property ranking, purporting to rank, or capable of ranking, in priority to or equally with the Charges created hereby, except the Borrowers may create, grant, incur, assume and permit the existence of Permitted Encumbrances. The Borrowers will give immediate written notice to the Lender of the existence of any Security Interest, mortgage, charge, assignment, lien, claim or other encumbrance in contravention of this paragraph.

4.1.11 Use. The Borrowers will not permit Charged Property to be used in violation of any policy insuring such property or any applicable statute, law, by-law, rule, regulation, court order or ordinance.

4.1.12 Maintenance. The Borrowers will maintain and keep the Charged Property in good condition and repair according to the nature and description thereof, and will not destroy Charged Property or cause or permit the destruction thereof or commit any act of waste with respect thereto.

4.1.13 Insurance Coverage. The Borrowers will bear the sole risk of any loss, damage, destruction or confiscation of or to the Charged Property during the Borrowers' possession hereunder or otherwise after default hereunder. The Borrowers will maintain, during the currency of this Debenture, general comprehensive and business liability insurance and insurance against loss on such of its properties, equipment and assets, against such risks, and to such limits, as is in accordance with general business practice prevailing in its business and having regard to the location, age and character of such property, asset or equipment and the nature of its business, including but not limited to product liability insurance and key man insurance. The Borrowers will ensure that the interest of the Lender in the Charged Property is protected by a mortgage endorsement clause satisfactory to the Lender, and that loss payable under the insurance with respect to any claims thereunder is payable to the Lender as its interest may appear. If the Borrowers shall fail to insure, the Lender may, but shall not be required to, insure the Charged Property and the premiums for such insurance shall be added to the Obligations and be secured hereby.

4.1.14 Taxes. The Borrowers will pay all Taxes, rates, levies, charges, rents, assessments and other impositions whatsoever now or hereafter rated, charged, assessed or imposed on or with respect to Charged Property, or on or with respect to the Lender or its successors or assigns in respect of Charged Property, as and when the same become due and payable unless contested by the Borrowers in good faith and with appropriate security in the full amount claimed or assessed posted by the Borrowers with respect thereto, and if requested by the Lender the Borrowers will forward to the Lender all receipts therefor.

4.1.15 Inspection and Information. The Borrowers will permit the Lender and any Receiver and any agent or employee of either at any time and from time to time during reasonable business hours upon not less than two business days notice to inspect Charged Property and to inspect, review, audit and copy any or all information relating thereto or to any other transactions between the parties hereto wherever and however such information may be stored, and for these purposes will permit such persons to enter into or upon any premises, lands or buildings where Charged Property or any such information is or may be, and, in the event that use of a computer system is required to access such information, will allow such persons the use of its computer system for such purposes and will provide assistance in that regard.

4.1.16 Name and Style. None of the Borrowers has at any time carried on business under or otherwise used any name or style other than the name and style set out for the Borrower on page 1 hereof, which name is the Borrowers' full and exact legal name. Except upon giving 15 days' prior written notice to the Lender, none of the Borrowers will do any act which might result in a change of the Borrowers' name or carry on business under or otherwise use any other name or style.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 82 of 109 Pages
---------------------------------                -------------------------------


4.1.17 Location of Borrowers. Each of the Borrowers chief executive office is, and for the past 60 days has been, located at the address for the Borrower set out on page 1 hereof, which address is the Borrowers full mailing address. The full mailing address and location of any other place of business of the Borrowers is set out in Part 2 of Schedule C hereto. Each of the Borrowers will give the Lender 15 days' prior written notice of any change of mailing address or location of its chief executive office or other places of business and will give the Lender immediate written notice of the mailing address and location of any other place of business that it may establish from time to time.

4.1.18 No Actions or Material Adverse Changes. No litigation or appeal is pending or threatened against the Borrowers other than as disclosed to the Lender. The Borrowers are not aware of any material claims against or material contingent liabilities of the Borrowers. No judgment, order, writ, injunction, demand, decree or award of any court, arbitrator or governmental agency is presently outstanding against the Borrowers. No proceedings have been commenced or are threatened to condemn, expropriate, purchase or otherwise acquire all or a significant portion of the business, property, assets or undertaking of the Borrowers. The Borrowers are not aware of any fact which might involve any material adverse change in the property, assets, undertaking, business, prospects or financial condition of the Borrowers, or the ability of the Borrowers to pay and otherwise perform the Obligations as and when due, or question the enforceability of this Debenture or any other material agreement to which each of the Borrowers or either of them is a party or is bound. The Borrowers will give immediate written notice to the Lender of the occurrence of any event or change referred to in this section.

4.1.19 Conduct of Business and Records. Each of the Borrowers will conduct its business in a proper, efficient and businesslike manner so as to protect and preserve all of the Charged Property, except as may otherwise be expressly permitted hereby. None of the Borrowers will carry on any business that it is restricted from carrying on by its constating documents. Each of the Borrowers will at all times keep complete and accurate records of the Charged Property as well as proper books of account for its business, all in accordance with generally accepted accounting principles applied consistently.

4.1.20 Delivery of Financial Statements. Unless prohibited by regulatory authority or law, each of the Borrowers will deliver to the Lender:

         (a) All Financial Statements: copies of all audited and unaudited financial statements of the Borrower at the time they are furnished to its directors or shareholders after the date hereof; and

         (b) Other: upon demand, such other supporting information or explanation as the Lender may require.

         All such financial statements must be prepared in accordance with generally accepted accounting principles applied consistently, and must include a balance sheet, an income statement and a statement of sources and uses of funds.

4.1.21 Amendments and Amalgamations. The Borrowers will not amend their constating documents and will not enter into any transaction whether by amalgamation, merger, reorganization, consolidation, subdivision, transfer, sale of assets or otherwise.

4.1.22 Payment of Obligations. The Borrowers will, jointly and severally, well and truly, pay to the Lender when due all payments of principal, interest and any other amounts due and payable under the Loan and this Debenture and shall pay and perform the other Obligations and every part thereof as and when required hereunder.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 83 of 109 Pages
---------------------------------                -------------------------------


4.1.23 Payment of Other Obligations. Each of the Borrowers will well and truly pay when due all moneys, whether for rent, principal, interest or other amounts, payable by the Borrower as lessee under any lease, as mortgagor under any mortgage, and as obligor under any other debt obligation, and will well and truly observe and perform its covenants and agreements thereunder.

4.1.24 Payment of Costs and Expenses. Each of the Borrowers will assume and pay all costs, charges and expenses, including legal costs incurred by the Lender and those which may be incurred by any Receiver and any agent of the Lender or Receiver, of and incidental to:

         (a) Preparation and Registration: preparing and, to the extent appropriate, registering and filing this Agreement, and any document required pursuant to paragraph 4.1.27, and any financing statement, financing change statement or similar document in connection therewith;

         (b) Collections: collecting or attempting to collect amounts payable by a debtor or other obligor under any Security, Instrument, Chattel paper or Intangible (including any Account) comprising Charged Property;

         (c) Repossession and Preservation: inspecting, locating, taking possession of, holding, insuring, preserving, repairing, processing, maintaining, protecting and preparing for disposition the Charged Property;

         (d) Correction of Non-Compliance: any action taken to perform or cause to be performed any action, condition, obligation or covenant that the Borrower fails or refuses to perform hereunder or in an attempt to cause such performance;

         (e) Other Enforcement: any action or proceeding taken to enforce the rights, remedies and powers of the Lender in connection with this Debenture or otherwise in relation to the Charges created hereby, or by reason of non-payment or procuring payment of any or all of the Obligations; and

         (f) Amendments and Discharges: preparing and filing any discharge, amendment, financing change statement or similar document from time to time for purposes of amending or discharging in whole or in part the Charges created hereby or the registration thereof.

         All such costs, charges and expenses will be payable forthwith upon demand, will bear interest at the highest of the rates applicable to the Obligations from the date upon which they are incurred, and will be secured by the Charges created hereby, whether or not the whole or any part of the Obligations remain unadvanced, and in default of any such payment all rights, remedies and powers hereunder and at law and in equity will be exercisable. Each of the Borrowers hereby consent to all such costs, charges and expenses being charged and fixed on a solicitor and his own client lump sum basis.

4.1.25 Liability for Deficiency. If the aggregate sum realized as a result of any realization pursuant hereto is not sufficient to pay the whole amount of the Obligations, the Borrowers will forthwith pay to the Lender the full amount of the deficiency plus interest thereon at the rate or rates applicable to the Obligations.

4.1.26 Further Assurances. Each of the Borrowers will forthwith at all times, and from time to time, at the Borrower's sole cost and expense, do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all such further acts, deeds, mortgages, transfers, assignments and assurances which, in the opinion of the Lender, are reasonably necessary or advisable for the better assuring, mortgaging, charging, transferring, assigning and confirming to the Lender the Charged Property and for the better accomplishing and effecting of the intent of this Agreement, and without limitation will do such acts and execute and deliver such documents (including full and complete descriptions of Charged Property now or hereafter acquired by the Borrower) as may be necessary to attach, perfect, to the fullest extent possible, and preserve the Charges created hereby and the rights, remedies, powers and priorities of the Lender pursuant to this Agreement.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 84 of 109 Pages
---------------------------------                -------------------------------

4.1.27 Non-Conflict. Neither the execution nor the performance of this Debenture requires the approval of any regulatory agency having jurisdiction over the Borrowers, except the Toronto Stock Exchange, nor is this Debenture in contravention of or in conflict with the constating documents, by-laws or resolutions of the directors or shareholders of any of the Borrowers or of the provisions of any agreement to which such Borrower is a party or by which any of its property may be bound or of any statute, regulation, by-law, ordinance or other law, or of any judgment, decree, award, ruling or order to which such Borrower or any of its property may be subject.

4.1.28 Delivery of Documents. Each of the Borrowers will promptly deliver to the Lender upon request:

         (a) Policies of Insurance: copies of all policies and certificates of insurance relating to the Charged Property;

         (b) Agreements: copies of all agreements, licences, permits and consents relating to the Charged Property and such Borrower's business; and

         (c) Other Information: such information concerning the Charged Property, the Borrower and the Borrower's business and affairs as the Lender may reasonably request.

4.1.29 Consents. Each of the Borrowers has received all Consents or approvals necessary for the Charges created hereby to become effective or, in the event such Consents or approvals have not yet been obtained, the Borrowers will use all reasonable efforts to obtain such Consents or approvals forthwith.

4.1.30 Laws. Each of the Borrowers has conducted and is conducting its business in compliance with applicable Laws of each jurisdiction in which it carries on business and is not in default of any such applicable Laws and has not received a notice of non-compliance, and does not know of, or have reasonable grounds to know of, any facts that could give right to a notice of non-compliance with any such laws or regulations which would have a material adverse effect on that Borrower;

4.1.31 Environmental Representations and Warranties. Each of the Borrowers represents and warrants to and covenants with the Lender as follows:

         (a) The Charged Property and the operations of occupants thereof now and will at all times in future comply in all material respects with all environmental Laws and environmental orders of any Official Body;

         (b) To the best of the Borrowers' knowledge, after due and diligent inquiry, it has been found that, except for substances necessary to the carrying on of the normal business of the Borrowers or any of them, there is no Hazardous Substance on or in any of the Charged Property constituting real property or an interest in real property ("Charged Real Property") and no Hazardous Substance has ever been used, stored, located or released on or in any of the Charged Real Property, and no part of the Charged Real Property is or has ever been contaminated by any Hazardous Substance. There are no underground or above-ground storage tanks, asbestos or material containing asbestos, or urea formaldehyde or material containing urea formaldehyde at, on or under any Charged Real Property and none of the foregoing will at any time in future be placed, installed or released at, on or under the same without the prior written consent of the Lender;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 85 of 109 Pages
---------------------------------                -------------------------------


         (c) To the best of the Borrowers' knowledge (after due and diligent inquiry), no condition exists as to any parcel of real property contiguous to or in close proximity with any Charged Real Property which would require a qualification to any of the foregoing representations or warranties in this paragraph 4.1.31 if such condition applied to the Charged Real Property.

         (d) Except for substances necessary to the carrying on of the normal business of the Borrowers or any of them, no Hazardous Substance shall be brought onto or used on or in any part of the Charged Real Property without the prior written consent of the Lender and any Hazardous Substance brought onto or into any part of the Charged Real Property or used by any Person on or in any part of the Charged Real Property shall be transported, used and stored only in accordance with all environmental Laws, other lawful requirements, prudent industrial standards (including without limitation any published environmental standards of any applicable industry association) and any requirements of applicable insurance policies.

         (e) The Borrowers have created, properly organized and maintained all documentation and records concerning environmental matters as required by any environmental Laws, or environmental orders of any Official Body and will maintain such documentation and records at all times in future as aforesaid.

         (f) The Borrowers have provided to the Lender any environmental assessment and related documentation concerning any of the Charged Real Property in their possession or control and shall promptly provide to the Lender any such material as the Borrowers or any of them may obtain in future.

         (g) The Borrowers shall promptly notify the Lender if the Borrowers or any of them:

                  (i) receives notice from any Official Body of any violation or potential violation of any environmental Laws or environmental orders of any Official Body, including the release of a Hazardous Substance, which may have occurred or been committed or is about to occur or be committed;

                  (ii) receives notice that any administrative or judicial complaint or environmental order has been issued or filed or is about to be issued or filed against any of the occupants of the Charged Real Property or their representatives alleging violations of any environmental Laws or environmental orders of any Official Body or requiring the taking of any action in connection with any Hazardous Substance;

                  (iii) learns of the enactment of any environmental Laws or the issuance of any environmental orders of any Official Body which may have a material adverse effect on the Charged Real Property or the operations or the condition, financial or otherwise, of any of the occupants thereof; or

                  (iv) knows of or suspects that any Hazardous Substance (other than a substance necessary to the carrying on of the normal business of the Borrowers has been brought onto any part of the Charged Real Property or that there is any actual, threatened or potential release of any Hazardous Substance (whether or not a substance necessary to the carrying on of the normal business of the Borrowers) on, from, in or under any part of the Charged Real Property.

4.1.32 Each of the Borrowers hereby grants to the Lender and its employees and agents an irrevocable and non-exclusive license, subject to the rights of tenants, to enter any of the Charged Real Property to conduct testing and monitoring with respect to Hazardous Substances and to remove and analyze any Hazardous Substance at the cost and expense of the Borrowers (which cost and expense shall be secured hereby).

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 86 of 109 Pages
---------------------------------                -------------------------------


4.1.33 The Borrowers shall jointly and severally indemnify the Lender and hold the Lender harmless against and from all loss, costs, damages and expenses which the Lender may sustain, incur or be or become liable for by reason of or arising from the presence, clean-up, removal or disposal of any Hazardous Substance referred to in this section or compliance with environmental Laws or environmental orders relating thereto, including any clean-up, decommissioning, restoration or remediation of the Charged Real Property and other affected lands or property (and this indemnification shall survive the satisfaction, release or extinguishment of the indebtedness secured hereby).

4.1.34 Leases and Rentals. Each of the Borrowers covenants with the Lender as follows:

         (a) Forthwith after making of any Lease, the Borrowers or any of them will upon request by the Lender execute and deliver to the Lender an assignment in a form reasonably acceptable to the Lender of all rents payable under the Lease, the benefit of all covenants, agreements and provisos therein contained on the part of the tenant to be observed and performed, and the benefit of all guarantee and indemnities therein set forth for the benefit of the Borrowers or any of them, and the reversion of such Lease, and upon request by the Lender, the Borrowers will also execute and deliver forthwith to the Lender all such notices and other documents as may be required in order to render such assignment effectual in law; provided, however, that notwithstanding anything herein contained no Lease shall have priority over this Debenture; and provided further that nothing herein contained shall make the Lender responsible for the collection of rents payable under any Lease or for the performance of any covenants, terms or conditions contained in any such Lease and the Lender shall not by virtue of the provisions of this Debenture be deemed a mortgagee in possession of the premises and if the Lender shall receive any rents payable under any such Lease, the Lender shall be liable to account for only such rents as actually come into its hands, less reasonable collection charges in respect thereof;

         (b) Each of the Borrowers shall at all times perform and discharge all of the lessor's covenants and obligations under any Lease to which it is a party;

         (c) The Borrowers shall be permitted to collect and receive the rents as and when they shall become due and payable according to the terms of each of the Leases, unless and until an Event of Default shall occur, in which case the Lender may give notice in writing to the tenant, subtenant, occupier, licensee or guarantor, advising of default. In such event the Borrowers hereby irrevocably direct such tenant, subtenant, occupier, licensee or guarantor to make payments of rental due after receipt of such notice to the Lender or as the Lender may direct, upon being furnished with a true copy of this Debenture and the aforesaid notice in writing, without any further direction or authority being required by such tenant, subtenant, occupier, licensee or guarantor;

         (d) The Borrowers will not, without the prior written consent of the Lender, terminate, surrender, amend, alter or vary the terms and conditions of the Leases or any of them, reduce any rent provided for under the Leases or accept payment of any rent under the Leases before payment is due in accordance with the terms thereof as evidenced by the copies thereof which have been delivered by the Borrowers to the Lender. Nor shall any of the Borrowers, without the prior written consent of the Lender, waive performance by the tenant under any of the Leases or release any of the said tenants from any obligations under their respective Leases.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 87 of 109 Pages
---------------------------------                -------------------------------


         (e) The Borrowers further agree that none of the Borrowers will lease or agree to lease any part of the Charged Real Property except at a rent, on terms and conditions and to tenants which are not less favourable or desirable to the Borrowers than those which a prudent landlord would expect to receive for the premises to be leased.

         (f) Each of the Borrowers shall at all times perform and discharge all of the lessee's covenants and obligations under any lease under which it is a tenant or subtenant;

         (g) None of the Borrowers will, without the prior written consent of the Lender, terminate, surrender, amend, alter or vary the terms and conditions of any lease under which it is a tenant or subtenant. Nor shall any of the Borrowers, without the prior written consent of the Lender, waive performance by the landlord under any of such leases or release the landlord from the obligations of the landlord under any such leases;

4.1.35 Except with the prior written approval of the Lender, none of the Borrowers shall:

         (a) authorize, create, allot or issue any shares in its capital, or other of its securities;

         (b) declare or pay any dividends or make any distribution (whether in cash, securities or specie) on, or return of capital in respect of, its outstanding shares of any class, including, in the case of AimGlobal, the Common Shares, or redeem, purchase, or otherwise acquire any of its outstanding shares;

         (c) make any payments or distributions to, confer any benefits upon or enter into any contract, agreement or commitment with any of its current officers or directors or their respective spouses, parents or children or any parties with whom the Borrower does not deal at arm's length in any manner or form whatsoever (including any payments by way of salary, bonus, management fees or interest) which would exceed $100,000 in the aggregate for any of its fiscal years unless otherwise approved by the compensation committee of the directors of AimGlobal;

         (d) make or incur any capital expenditures in any fiscal year thereof except to the extent that such capital expenditures are made in accordance with a capital expenditure budget which has been approved in advance by the Lender;

         (e) incur any indebtedness out of the ordinary course of business;

         (f) invest in, make loans to, give any financial assistance (by way of guarantee or otherwise) to or become liable, directly or indirectly, in respect of any security, indebtedness or obligations of any person;

         (g) enter into any contract, agreement or commitment out of the ordinary course of business or acquire or establish any additional business;

         (h) sell or otherwise dispose of, by conveyance, transfer, lease or otherwise, assets with an aggregate sale price in excess of $50,000 in any fiscal year except with the prior written consent of the Lender;

         (i) take or institute any proceedings for the winding-up, reorganization or dissolution of such Company.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 88 of 109 Pages
---------------------------------                -------------------------------


Section 4.2 Representations, Warranties and Covenants of AimGlobal. AimGlobal hereby represents and warrants to the Lender and acknowledges that the Lender is relying on such representations and warranties, as follows:

4.2.1 Capital of AimGlobal. The authorized capital of AimGlobal consists of 200,000,000 common shares without par value, of which 15,273,902 are now issued and outstanding as fully paid and non-assessable shares (the "Issued Shares"), and 20,000,000 Class A Preferred Shares without par value, issuable in series, of which none are outstanding. 3,467,400 Common Shares of AimGlobal have been reserved for issuance pursuant to the exercise of outstanding options, warrants and other rights to acquire Common Shares;

4.2.2 Reporting Issuer. AimGlobal is a reporting issuer in each of the provinces of Canada and is not in default of any applicable securities laws, regulations, policies, notices, rulings and orders (collectively "Applicable Securities Laws") and there are no undisclosed material changes or confidential material changes filings;

4.2.3 Exchanges. The Common Shares are listed and posted for trading on the Toronto Stock Exchange and the American Stock Exchange and AimGlobal is not in default under any of their listing requirements except in respect of certain of the financial maintenance requirements of such exchanges as a result of an ongoing lack of working capital. AimGlobal has not received notice from such exchanges of any default by AimGlobal in respect of any of the listing requirements of such exchanges;

4.2.4 Securities. Except for the Issued Shares and any options or warrants described in the audited consolidated financial statements of the Company for its fiscal year ended March 31, 2002, there are no documents, instruments or other writings of any kind whatsoever which constitutes a "security" (as that term is defined under Applicable Securities Laws) of the Company;

4.2.5 Disclosure. AimGlobal is in compliance with its timely disclosure obligations under Applicable Securities Laws and, without limiting the generality of the foregoing, there has not occurred any material adverse change, financial or otherwise, in the assets, liabilities (contingent or otherwise), business, financial condition, capital or prospects of the Borrowers since March 31, 2002, other than that Giga-Tron Associates Limited has filed a Petition for Receiving Order in the Ontario Supreme Court against Aimtronics;

4.2.6 Misrepresentations. None of the documents filed by or on behalf of AimGlobal pursuant to Applicable Securities Laws contains a misrepresentation (as such term is defined in Applicable Securities
         Laws) at the date of filing thereof which has not been corrected;

4.2.7 Options. As at the date hereof, except as contemplated by this Debenture, and other than as set forth in Section 4.2.4 above, no person has any rights, warrants, options, calls, commitments, conversion rights, rights of exchange or other privileges (whether by law or contract) to acquire any Common Shares or other securities of AimGlobal;

4.2.8 Reservation of Common Shares. All necessary corporate action has been taken by AimGlobal to allot and reserve for issuance the Common Shares issuable upon the due conversion of the Loan and upon the issuance thereof, in accordance with the provisions of this Debenture, such Common Shares will be validly issued to the Lender as fully paid and non-assessable shares in the capital of AimGlobal in compliance with all applicable corporate and securities laws;

4.2.9 Disclosure Documents. All prospectuses, annual information forms, material change reports, shareholder communications, press releases and other disclosure documents of AimGlobal, including all publicly filed financial statements contain no untrue statement of a material fact (as defined under Applicable Securities Laws) as at the date of filing thereof, nor do they omit to state a material fact which, as at the date of the filing thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made and were prepared in accordance with and in compliance with Applicable Securities Laws;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 89 of 109 Pages
---------------------------------                -------------------------------


4.2.10 Registrar and Transfer Agent. Computershare Trust Company of Canada, at its principal office in the City of Vancouver, has been duly appointed as registrar and transfer agent in respect of the Common Shares;

4.2.11 Cease Trading. No order ceasing or suspending trading in the securities of AimGlobal has been issued and no proceedings for this purpose have been instituted or, to the best of the knowledge and belief of AimGlobal, are pending, contemplated or threatened;

4.2.12 Submission to Exchange. Forthwith after the execution of this Debenture by all parties, AimGlobal will submit, or will cause to be submitted, this Debenture to the Toronto Stock Exchange for review and comment and request acceptance for filing hereof. Thereafter, AimGlobal will diligently pursuant the obtaining of such acceptance for filing and will take all steps reasonably necessary to secure the same;

4.2.13 Material Change Reports. AimGlobal will provide to the Lender, in accordance with notice provisions hereof, copies of any material change reports which it may be required to file under any Applicable Securities Laws in respect hereof, as well as any press releases issued by AimGlobal during the term of this Debenture, as and when such material change reports are filed or press releases are made;

4.2.14 Reservation of Common Shares. AimGlobal shall at all times have reserved for issuance out of its authorized capital a sufficient number of Common Shares to satisfy its obligations to issue and deliver Common Shares upon the due conversion of the Loan;

4.2.15 Approvals and Filings. AimGlobal shall, in connection with the execution and delivery of this Debenture and the conversion of the Loan into Common Shares obtain all requisite approvals of the shareholders of AimGlobal and all statutory and regulatory approvals required to effect and complete the same, including the approval of the Toronto Stock Exchange as set out in Section 4.2.12, and shall file all notices, reports and other documents required to be filed by or on behalf of AimGlobal pursuant to Applicable Securities Laws in respect thereof, including the rules and regulations of any stock exchange or over-the-counter market on which the Common Shares may then be listed or quoted for trading;

4.2.16 Filing of AIF. AimGlobal will file either a current Annual Information Form under the National Instrument 45-102 within 140 days after its most recently completed financial year or a Form 20-F as filed with the Securities Exchange Commission (United States of America) within six weeks after its most recently completed financial year and will otherwise ensure it meets the requirements of a qualifying issuer under National Instrument 45-102;

4.2.17 Resale Restrictions. All Common Shares issued to the Lender upon conversion of the Loan or any part thereof will be subject to resale restrictions imposed under Applicable Securities Laws and the rules of regulatory bodies having jurisdiction including, without limiting the generality of the foregoing, that the Conversion Shares shall not be traded for a period of four months from the date of the execution of this Debenture except as permitted by Applicable Securities Laws and with the consent of the Toronto Stock Exchange. The following legend, and such further legends as may be determined by counsel for AimGlobal and the Lender, will apply to the rights granted under Article 5 to convert the Loan to Common Shares:

                  "Unless permitted under securities legislation, the Holder shall not trade the securities represented hereby or the Common Shares issued upon exercise thereof before December 30, 2002 (four months and one day after the execution date of this Debenture)";

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 90 of 109 Pages
---------------------------------                -------------------------------


4.2.18 Certificate Legend. A legend will be placed on the certificates representing the Common Shares denoting the restrictions on transfer imposed by Applicable Securities Laws and the policies of the Toronto Stock Exchange, if applicable, as follows:

                  "Unless permitted under securities legislation, the Holder shall not trade the Common Shares before December 30, 2002 (four months and one day after the execution date of this Debenture)";

4.2.19 Taxes and Charges on Issuance of Common Shares. AimGlobal shall from time to time promptly pay or make provision for the payment of any and all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax or security transfer tax, if any) which shall be payable with respect to the issuance and/or delivery to the Lender of the Common Shares;

4.2.20 Listing. AimGlobal shall at all times while this Debenture is outstanding, use its best efforts to maintain its status as a reporting issuer not in default in each of the provinces of Canada and the listing of the Common Shares on the Toronto Stock Exchange and American Stock Exchange.

                                   Article 5
                               CONVERSION OF LOAN

Section 5.1 Conversion Privilege and Conversion Price. The Lender shall have the right, at any time up to Termination Date to (i) convert to Common Shares, all or any part of the outstanding principal amount of the Loan on the Conversion Date and the interest then accrued thereon, at the Conversion Price, provided that, at any one time, not less than $100,000 of the principal of the Loan and then accrued interest thereon shall be converted into Common Shares. The right of the Lender under this Article to convert the Loan to Common Shares is subject to the requisite approval of the holders of a majority of the voting shares of AimGlobal and the requisite approval of the Toronto Stock Exchange thereto and to this Debenture. Fractional interests in Common Shares arising on conversion or purchase shall be dealt with in the manner provided in Section 5.4.

Section 5.2 Manner of Exercise of Right to Convert or Purchase.

         (a) The Lender may, at any time up to and including the Termination Date, convert the outstanding principal amount of the Loan on the Conversion Date and the interest then accrued thereon, in whole or in part, into Common Shares at the Conversion Price, by delivering to AimGlobal the conversion form attached to Schedule A hereto executed by the Lender or the Lender's attorney duly appointed by an instrument in writing, exercising the Lender's right to convert the Loan in accordance with the provisions of this Article 5 and by executing the required undertaking to the Toronto Stock Exchange in respect thereof. Thereupon, the Lender or, subject to payment of all applicable stamp or security transfer taxes or other governmental charges, the Lender's nominee(s) or assignee(s) shall be entitled to be entered in the books of AimGlobal as at the Conversion Date (or such later date as is specified in Section 5.2(b) as the holder of the number of Common Shares into which the Loan is convertible in accordance with the provisions of this Article 5 and, as soon as practicable thereafter, AimGlobal shall deliver to the Lender and/or, subject as aforesaid, the Lender's nominee(s) or assignee(s), a certificate or certificates for such Common Shares;

         (b) For the purposes of this Article 5, the Loan shall be deemed to be converted on the date (herein called the "Conversion Date" or "Date of Conversion") on which the conversion form under Section 5.2(a) is actually received by AimGlobal, provided that if such conversion form or notice is received on a day on which the register of Common Shares is closed, the person or persons entitled to receive Common Shares shall become the holder or holders of record of such Common Shares as at the date on which such register is next reopened.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 91 of 109 Pages
---------------------------------                -------------------------------


         (c) Any part of the principal amount of the Loan and any interest then accrued thereon may be converted as provided in Section 5.2(a), provided that, at any one time, not less than $100,000 of the principal amount of the Loan and then accrued interest thereon shall be converted into Common Shares, and all references in this Debenture to conversion shall be deemed to include conversion in part;

         (d) The Lender shall be entitled in respect of Common Shares issued upon conversion of the Loan to dividends declared in favour of shareholders of record of AimGlobal on and after the Conversion Date or such later date as the Lender shall become the holder of record of such Common Shares pursuant to Section 5.2(b), from which applicable date any Common Shares so issued to the Lender shall for all purposes be and be deemed to be outstanding as fully paid and non-assessable.

Section 5.3 Adjustment of Conversion Price. The Conversion Price in effect at any date shall be subject to adjustment from time to time as follows:

         (a) If and whenever at any time prior to the close of business of AimGlobal up to and including the Termination Date (referred to in this Section 5.3 as the "Time of Expiry"), AimGlobal shall:

                  (i) subdivide, redivide or change its Common Shares into a greater number of shares;

                  (ii) consolidate, reduce or combine its Common Shares into a lesser number of shares; or

                  (iii) issue Common Shares to all or substantially all of the holders of its Common Shares by way of a stock dividend or other distribution on such Common Shares payable in Common Shares (other than dividends paid in the ordinary course);

         (any such event being hereinafter referred to as a "Capital Reorganization"), the Conversion Price shall be adjusted by multiplying the Conversion Price in effect on the effective date of such event referred to in (i) or (ii) or on the record date of such stock dividend referred to in (iii), as the case may be, by a fraction, the numerator of which shall be the number of Common Shares outstanding before giving effect to such Capital Reorganization and the denominator of which shall be the number of Common Shares outstanding after giving effect to such Capital Reorganization. Such adjustment shall be made successively whenever any Capital Reorganization shall occur and any such issue of Common Shares by way of a stock dividend or other such distribution shall be deemed to have been made on the record date thereof for the purpose of calculating the number of outstanding Common Shares under Sections 5.3(b) and (c).

         (b) If and whenever at any time prior to the Time of Expiry, AimGlobal shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares at a price per share (or having a conversion or exchange price per share) of less than 95% of the Current Market Price per Common Share on such record date (any such event being hereinafter referred to as a "Rights Offering"), the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date plus a number equal to the number determined by dividing the aggregate purchase price of the additional Common Shares

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 92 of 109 Pages
---------------------------------                -------------------------------


         offered for subscription or purchase by such Current Market Price per Common Share, and of which the denominator shall be the total number of Common Shares outstanding on such record date plus the number of the additional Common Shares offered for subscription or purchase. Any Common Shares owned by or held for the account of AimGlobal shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such Rights Offering is not made or any such rights, options or warrants are not exercised prior to the expiration thereof, the Conversion Price shall then be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed or if such expired rights, options or warrants had not been issued.

         (c) If and whenever at any time prior to the Time of Expiry, AimGlobal shall fix a record date for the distribution to all or substantially all the holders of its Common Shares of:

                  (i) shares of any class whether of AimGlobal or any other corporation (excluding dividends paid in the ordinary course);

                  (ii) rights, options or warrants;

                  (iii) evidences of indebtedness; or

                  (iv) other assets or property (excluding dividends paid in the ordinary course);

         and if such distribution does not constitute a Capital Reorganization or a Rights Offering or does not consist of rights, options or warrants entitling the holders, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares at a price per share or having a conversion or exchange price per share of at least 95% of the Current Market Price per Common Share on such record date (any such non-excluded event being hereinafter referred to as a "Special Distribution"), the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price per Common Share determined on such record date, less the excess of the fair market value (as determined by the board of directors of AimGlobal, which determination shall be conclusive) of such Special Distribution over the fair market value (as determined by the board of directors of AimGlobal, which determination shall be conclusive) of the consideration therefor, if any, received by AimGlobal and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price per Common Share. Any Common Shares owned by or held for the account of AimGlobal shall be deemed not to be outstanding for the purposes of any such computation. Such adjustment shall be made successively whenever such a record date is fixed. The extent that such Special Distribution is not so made or to the extent any such rights, options or warrants are not exercised prior to the expiration thereof, the Conversion Price shall then be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed or if such expired rights, options or warrants had not been issued;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 93 of 109 Pages
---------------------------------                -------------------------------


         (d) For the purpose of any computation under Sections 5.3(b) or (c), the "Current Market Price" per Common Share at any date shall be the weighted average trading price per share of such Common Shares for the 20 consecutive trading days immediately preceding such date on the Toronto Stock Exchange, or, if the Common Shares are not listed on the Toronto Stock Exchange, any other exchange on which the Common Shares are listed or, if the Common Shares are not listed on any exchange, on any over-the-counter market on which the Common Shares are quoted. The weighted average price shall be determined by dividing the aggregate sale price of all the Common Shares sold (in amounts of at least one board lot) on such exchange or market, as the case may be, during the said 20 consecutive trading days by the total number of such Common Shares so sold.

         (e) If and whenever at any time prior to the Time of Expiry, there is a reclassification or change of Common Shares into other shares or there is a consolidation, merger, reorganization or amalgamation of AimGlobal with or into another corporation or entity that results in any reclassification of Common Shares or a change of Common Shares into other shares or there is a transfer of the undertaking or assets of AimGlobal as an entirety or substantially as an entirety to another person (any such event being hereinafter referred to as a "Reclassification of Common Shares"), the Lender shall be entitled to receive and shall accept, upon the exercise of the Lender's right of conversion at any time after the effective date thereof, in lieu of the number of Common Shares of AimGlobal to which the Lender was theretofore entitled on conversion, the kind and amount of shares or other securities or money or other property that the Lender would have been entitled to receive as a result of such Reclassification of Common Shares, if, on the effective date thereof, the Lender had been the registered holder of the number of such Common Shares to which the Lender was theretofore entitled upon conversion, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this Section 5.3.

         (f) In any case in which this Section 5.3 shall require that an adjustment become effective immediately after a record date or agreement date for an event referred to herein, AimGlobal may defer, until the occurrence of such event, issuing or transferring to the Lender who converts on a Conversion Date after such record date or agreement date and before the occurrence of such event the additional Common Shares issuable upon conversion by reason of the adjustment of the Conversion Price required by such event before giving effect to such adjustment; provided, however, that AimGlobal shall deliver to the Lender an appropriate instrument evidencing the Lender's right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares on and after the Date of Conversion or such later date as the Lender would, but for the provisions of this subsection (f), have become the holder of record of such additional Common Shares pursuant to subsection 5.2(c);

         (g) In case AimGlobal after the date hereof shall take any action affecting its Common Shares, other than any action described in this
         Section 5.3, which in the opinion of the Lender, acting reasonably, would materially affect the conversion rights of the Lender, the Conversion Price shall be adjusted in such manner, at such time and by such action by the directors of AimGlobal, as they may determine, acting reasonably, to be equitable to the Lender and AimGlobal in the circumstances, but subject in all cases to any necessary regulatory approval;

         (h) The adjustments provided for in this Section 5.3 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section, provided that, notwithstanding any other provision of this Section, no adjustment shall be made which would result in any increase in the Conversion Price (except upon a consolidation, reduction or combination of outstanding Common Shares) and no adjustment of the Conversion Price shall be required unless such adjustment would require a decrease of at least 1% in the Conversion Price then in effect; provided, however, that any adjustments which by reason of this subsection (h) are not required to be made shall be carried forward and taken into account in any subsequent adjustment;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 94 of 109 Pages
---------------------------------                -------------------------------


         (i) In the event of any dispute arising with respect to the adjustments provided in this Section 5.3, such question shall be conclusively determined by a firm of chartered accountants appointed by AimGlobal (who may be auditors of AimGlobal) and acceptable to the Lender. Such accountants shall have access to all necessary records of AimGlobal and such determination shall be binding upon AimGlobal and the Lender;

         (j) Notwithstanding any other provision herein contained, no adjustment to the Conversion Price shall be made in respect of any event described in this Section 5.3 (other than the events referred to in paragraphs
         (i) and (ii) of subsection 5.3(a)), if the Lender is entitled, without converting the Loan, to participate in such event on the same terms mutatis mutandis as if the Lender had converted the Loan into Common Shares prior to or on the effective date or record date of such event;

         (k) If any Common Shares to be issued upon the conversion of the Loan hereunder require any filing or registration with or approval of any governmental authority in Canada or the United States or compliance with any other requirement under any law of Canada or the United States or province or state thereof before such shares may be validly issued upon such conversion or traded by the person to whom they are issued pursuant to such conversion, AimGlobal will take all reasonable action as may be necessary to secure such filing, registration, approval or compliance as the case may be;

Section 5.4 No Requirement to Issue Fractional Shares. AimGlobal shall not be required to issue fractional Common Shares upon the conversion of the Loan pursuant to this Article 5. If any fractional interest in a Common Share would, except for the provisions of this Section 5.4, be issuable upon the conversion of any principal amount of the Loan and then accrued interest thereon, AimGlobal shall, in lieu of issuing any certificate in respect of such fractional interest, satisfy such fractional interest by paying to the Lender an amount in lawful money of Canada equal (computed to the nearest cent) to the appropriate fraction of the value (being the last reported sale price or, if none, the average of the closing bid and ask quotations on a stock exchange or over-the-counter market on which the Common Shares are listed or quoted) of a Common Share on the business day next preceding the Conversion Date.

Section 5.5 Certificate as to Adjustment. AimGlobal shall from time to time forthwith after the occurrence of any event which requires adjustment or readjustment as provided in Section 5.3, deliver to the Lender at the Lender's address set forth on the final page hereof, an officer's certificate specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation are based.

Section 5.6 Notice of Special Matters. AimGlobal covenants that, for so long as this Debenture remains outstanding, it will give notice to the Lender at the address set forth on page 1 of this Debenture, of its intention to fix a record date or agreement date for any event referred to in Sections 5.3(a), (b), (c) or
(e) (other than the events referred to in paragraphs 5.3(a)(i) and (ii)) which may give rise to an adjustment in the Conversion Price and, in each case, such notice shall specify the particulars of such event and the record date, the agreement date and the effective date for such event, provided that AimGlobal shall only be required to specify in such notice such particulars of such event as shall be given not less than 14 days in each case prior to such applicable record date. AimGlobal shall not during the period of such notice close the transfer books for Common Shares so as to prevent the conversion of the Loan or fix a record date for voting so as to prevent the Common Shares resulting from a conversion of the Loan from being voted.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 95 of 109 Pages
---------------------------------                -------------------------------


Section 5.7 Piggy-back Rights. If at any time prior to the Termination Date, AimGlobal proposes to prepare or file a prospectus, registration statement or other similar document with any governmental authority in Canada or the United States for the purpose of qualifying a distribution or offering of Common Shares, AimGlobal shall give notice of same to the Lender, and permit the Lender to participate in the preparation and filing of such prospectus, registration statement or other similar document as a selling securityholder (with the right to participate in the distribution or offering of Common Shares thereunder on a pro rata basis based on the proportion of the total securities offered under the prospectus, registration statement or other similar document represented by the securities offered by the Lender), provided that the underwriter of such distribution or offering does not reasonably believe that such participation by the Lender is materially disadvantageous to the offering and provided that if required by applicable law, the Lender shall reimburse AimGlobal for a pro rata proportion of the expenses incurred in connection with such distribution or offering.


                                   Article 6
                                EVENTS OF DEFAULT

Section 6.1 General. The occurrence of any one or more of the following events ("Events of Default") will constitute a default hereunder (whether any such event is voluntary or involuntary or is effected by operation of law or pursuant to or in compliance with any judgment, decree or order of any court of any order, rule or regulation of any administrative or governmental body):

         (a) Non-Compliance: the Borrowers fail to observe or perform one or more covenants, agreements, conditions or obligations in favour of the Lender, whether or not herein contained, including a failure to pay any or all of the principal, interest and other monies due under the Loan and other Obligations when due, and such failure continues unremedied for a period of 15 days after the Lender gives notice thereof to the Borrowers;

         (b) False Representation: any representation, warranty or statement made by the Borrowers in this Debenture, or by any of the Borrowers or any director, officer or employee thereof in any certificate, declaration or other instrument delivered by or on behalf of the Borrowers in connection with this Debenture or any of the Obligations, proves at any time to have been materially incorrect as of the date made;

         (c) Other Charges: the Borrowers permit any sum which has been admitted as due by the Borrowers or is not disputed to be due by them and which forms or is capable of being made a charge upon Charged Property ranking in priority to or equally with the Charges created hereby to remain unpaid for 15 days after proceedings have been taken to enforce the same as such prior or equal charge, or the Borrowers or any of them allows any amount outstanding from it pursuant to any federal, provincial or state legislation to remain unpaid for a period in excess of 30 days.

         (d) Execution: Charged Property is seized under legal process to enforce a judgment, including execution, garnishment or attachment, or a charging order or equitable execution affecting or relating to Charged Property is obtained, or a judgment creditor delivers a writ of execution or certificate to a sheriff under, or a sheriff seizes or has a right to Charged Property under, any applicable legislation, as amended or replaced from time to time, or any other execution, sequestration, extent or other process of any court becomes enforceable against any of the Borrowers or a distress or analogous process is levied upon Charged Property;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 96 of 109 Pages
---------------------------------                -------------------------------


         (e) Loss of or Damage to Property: Charged Property or any material part thereof is lost, materially damaged or destroyed by theft, fire or any other casualty and the loss is not adequately covered by insurance and the Borrowers fail to pledge to the Lender the deficiency not covered by the insurance immediately upon the deficiency becoming known or approximately known;

         (f) Ceasing to Carry on Business: the Borrowers or any or them cease or threaten to cease to carry on business;

         (g) Bankruptcy or Insolvency: any of the Borrowers becomes insolvent or makes a voluntary assignment or proposal in bankruptcy or otherwise acknowledges its insolvency, or a bankruptcy petition is filed or presented against the Borrower, or the Borrower commits or threatens to commit an act of bankruptcy;

         (h) Receivership: a receiver or receiver manager of any of the Borrowers or Charged Property is appointed under any statute or pursuant to any document issued by the Borrower, or any other secured party takes possession of Charged Property;

         (i) Compromise or Arrangement: any proceedings with respect to any of the Borrowers are commenced under the compromise or arrangement provisions of the corporations statute pursuant to which the Borrower is governed, or the Borrower enters into an arrangement or compromise with any or all of its creditors pursuant to such provisions or otherwise;

         (j) Companies' Creditors Arrangement Act: any proceedings with respect to any of the Borrowers are commenced in any jurisdiction under the Companies' Creditors Arrangement Act (Canada), Chapter 11 of the Bankruptcy Code (U.S.A.) or any similar legislation;

         (k) Liquidation: an order is made, a resolution is passed, or a petition is filed, for the liquidation, dissolution or winding-up of any of the Borrowers; or

         (l) Performance Impaired: the Lender in good faith believes the prospect of payment or performance of the Obligations hereunder is impaired.


                                   Article 7
                           RIGHTS, REMEDIES AND POWERS

Section 7.1 General. At any time and from time to time without notice, whether before or after an Event of Default, the Lender will have the right and power (but will not be obligated):

         (a) Inspection and Records: to inspect Charged Property whenever the Lender considers it appropriate to do so during reasonable business hours upon not less than two business days notice, and to inspect, review, audit and copy any or all information relating thereto or to Charged Property or to any other transactions between the parties hereto wherever and however such information is stored, and for such purposes may enter into and upon any lands, buildings and premises where Charged Property or any such information is or may be;

         (b) Correct Non-Compliance: to perform or cause to be performed for and on behalf of each of the Borrowers any action, condition, obligation or covenant that the Borrower fails or refuses to perform, and to advance or expend moneys for such purposes, including the right and power (but not the obligation):

                  (i) to pay any Taxes, liens, encumbrances or other claims or inte rests against or with respect to Charged Property; and

                  (ii) to insure, protect, maintain, preserve, repair and process Charged Property;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 97 of 109 Pages
---------------------------------                -------------------------------


         (c) Perfection of Charges: to file such financing statements, financing change statements and other documents and do such other acts, matters and things (including completing and adding schedules hereto identifying Charged Property or any permitted liens affecting Charged Property or identifying the locations at which each of the Borrower's business is carried on and where Charged Property and records relating thereto are situate) as the Lender may consider appropriate to perfect, preserve, continue and realize upon the Charges created hereby, all without the consent of or notice to the Borrower; and

         (d) Extensions and Other Indulgences: to grant extensions of time and other indulgences, take and give up security, accept compositions, compound, compromise, settle, grant releases and discharges, refrain from perfecting or maintaining perfection of Security Interests and other encumbrances, and otherwise deal with each of the Borrowers, and debtors and other obligors of the Borrower, sureties, and others and with Charged Property and other Security Interests and encumbrances therein as the Lender may consider appropriate, all without prejudice to the liability of the Borrower or the Lender's rights to hold and realize on the Charges created hereby.

Section 7.2 Upon Default. Upon the occurrence of an Event of Default and at any time thereafter:

         (a) General Rights: the Lender may exercise any or all of the rights, remedies and powers of the Lender under the PPSA or any other applicable legislation or otherwise existing, whether under this Debenture or any other agreement or at law or in equity, and in addition will have the right and power (but will not be obligated):

                  (i) Accelerate Obligations: to declare any or all of the Loan and other Obligations to be immediately due and payable;

                  (ii) Set-Off: to set off the Obligations against any or all debts and liabilities, direct and indirect, absolute and contingent, in any currency, now existing or hereafter incurred by the Lender in any capacity in favour of each of the Borrowers hereunder;

                  (iii) Realization upon Accounts, etc.: to give notice to any or all debtors or other obligors under any Securities, Instruments, Chattel Paper or Intangibles (including Accounts) constituting Charged Property of the Charges created hereby, to notify such persons to make payments thereunder to the Lender whether or not the Borrowers or any of them were making collections thereon before the notification, and to demand, collect (by legal proceedings or otherwise), endorse, sue on, enforce, realize, recover, sell and otherwise deal with such Charged Property in the name of the Borrowers or either of them or otherwise, in such manner, upon such terms and conditions, and at such time or times as the Lender may consider appropriate, and to receive and give receipts for all sums now or hereafter payable, on account of such Charged Property;

                  (iv) Transfer of Charged Property: to transfer Securities comprised in the Charged Property or cause such Securities to be transferred into its own name or the name of its nominee;

                  (v) Exercise Rights of Borrowers: to exercise as to Securities comprised in the Charged Property any or all of the rights, remedies and powers of the owner or holder thereof, including the right to vote in respect of such Securities at any meeting at which the holder thereof is entitled to vote;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 98 of 109 Pages
---------------------------------                -------------------------------


                  (vi) Enter and Take Possession: to take possession of Charged Property and to collect and get in the same, and for such purposes may at any time, with or without notice or legal process and to the exclusion of all others including each of the Borrowers and its servants, agents and employees, enter into and upon, use and occupy any lands, buildings and premises wheresoever and whatsoever, and do any act and take any proceedings in the name of any of the Borrowers or otherwise, as the Lender may consider appropriate, and each of the Borrowers hereby waives and releases the Lender and any Receiver from any and all claims in connection therewith or arising therefrom;

                  (vii) Receive Payments: to receive income, rents, profits, increases, payments and Proceeds from and in respect of Charged Property and to demand, collect (by legal proceedings or otherwise), endorse, sue on, enforce, realize, recover, receive and get in the same, and for such purposes may give valid and binding receipts and discharges therefor and in respect thereof and may do any act and take any proceedings in the name of the Borrowers or any of them or otherwise as the Lender may consider appropriate;

                  (viii) Control of Proceeds: to take control of any or all Proceeds where Charged Property (including Proceeds) is dealt with or otherwise gives rise to Proceeds;

                  (ix) Use and Protection of Charged Property: to use, hold, insure, preserve, repair, process, maintain, protect and prepare for disposition Charged Property, and to renew or replace such of the Charged Property as may be worn out, lost or otherwise unserviceable, in the manner and to the extent that the Lender may consider appropriate;

                  (x) Disposition of Charged Property: to sell, lease, rent or otherwise dispose of or concur in the sale, lease, rental or other disposition of Charged Property, by private or public sale, lease or other disposition, either for cash or in any manner involving deferred payment in whole or in part, at such time or times and upon such terms and conditions as the Lender may consider appropriate and for such prices or consideration as can reasonably be obtained at such time therefor, and to carry any such disposition into effect by conveying title and executing agreements and insurances in the name of the Borrowers or any of them or otherwise as the Lender may consider appropriate, and to make any stipulations as to title or conveyance or commencement of title or otherwise as the Lender may consider appropriate, and to buy in or rescind or vary any contract for the disposition of Charged Property and to re-dispose of the same without being answerable for any loss occasioned thereby;

                  (xi) Enforcement of Borrowers' Rights: to enforce any or all rights of the Borrowers in respect of Charged Property;

                  (xii) Payment of Liabilities: to pay any or all debts and liabilities in connection with Charged Property;

                  (xiii) Arrangements: to enter into any extension, reorganization, deposit, merger or consolidation agreement in any way relating to or affecting Charged Property, and in connection therewith may deposit, exchange or surrender control of Charged Property and accept other property upon such terms as the Lender may consider appropriate, and either with or without payment or exchange of Money for equality of exchange or otherwise;

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 99 of 109 Pages
---------------------------------                -------------------------------


                  (xiv) Institution and Defence of Actions: to institute and prosecute all suits, proceedings and actions which the Lender may consider necessary or advisable for the proper protection of Charged Property, and to defend all suits, proceedings and actions against each of the Borrowers, and to appear in and conduct the prosecution and defence of any suit, proceeding or action then pending or thereafter instituted, and to appeal any suit, proceeding or action;

                  (xv) Foreclosure: to take Charged Property in satisfaction of the Obligations;

                  (xvi) Real Property Realization: if any of the Obligations are now or hereafter secured by an interest in land, to proceed as to both the land and the Charged Property as if the Charged Property were land;

                  (xvii) Other Means of Enforcement: to otherwise enforce this Debenture and realize upon the Charges created hereby by any method permitted by law, including by bringing action to recover a judgment or by taking proceedings to obtain a certificate under the Creditor Assistance Act (British Columbia) against the Borrowers or any of them, and to do all such other acts and things as it may consider incidental or conducive to any of its rights, remedies and powers; and

                  (xviii) Appointment of Receiver: to appoint by instrument in writing with or without bond, or to take proceedings in any court of competent jurisdiction for the appointment of, a receiver or receiver manager of the Borrowers or any of them or the Charged Property, including all or any part or parts of the undertaking and business or businesses of the Borrowers or any of them, and to remove any receiver or receiver manager appointed by the Lender and to appoint another in his stead, (and any person so appointed, whether by the Lender or a court, will be referred to herein as the "Receiver").

         (b) Additional Rights of Receiver: any Receiver will be entitled to exercise any and all rights, remedies and powers of the Lender under the PPSA or any other applicable legislation or otherwise existing, whether under this Debenture or any other agreement or at law or in equity, and in addition will have the right and power (but will not be obligated):

                  (i) Carry on Business: to carry on or concur in carrying on all or any part of the business or businesses of the Borrowers or any of them;

                  (ii) Employ Agents: to employ and discharge such agents, managers, clerks, lawyers, accountants, servants, workmen and others upon such terms and with such salaries, wages or remuneration as the Receiver may consider appropriate;

                  (iii) Raise Funds and Grant Security: to borrow or otherwise raise on the security of Charged Property or otherwise any sum or sums of Money required for the seizure, retaking, repossession, holding, insuring, repairing, processing, maintaining, protecting, preparing for disposition and disposing of Charged Property, or for the carrying on of all or any part of the business or businesses of the Borrowers or any of them, or to complete any construction or repair of any buildings or other improvements to or on Charged Property, or for any other enforcement of this Debenture, in such sum or sums as will in the opinion of the Receiver be sufficient for obtaining the amounts from time to time required, be and in so doing may issue certificates which may payable either to order or to bearer and may be payable at such time or times as the Receiver may consider appropriate and may bear interest as stated therein, and the amounts from time to time payable by virtue of such certificates will form a Security Interest, mortgage, charge and assignment in and upon the Charged Property in priority to the Charges created hereby; and

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 100 of 109 Pages
---------------------------------                -------------------------------


         (iv) Other Rights: to exercise any or all rights, remedies and powers conferred or delegated by the Lender.

Section 7.3 Rights of Transferees. No purchaser, lessee or other transferee pursuant to any disposition made or purporting to be made pursuant to this Debenture will be bound or concerned to see or enquire whether an Event of Default has occurred or continues, or whether any notice required hereunder has been given, or as to the necessity or expediency of the stipulations subject to which such disposition is to be made, or otherwise as to the propriety of such disposition or the regularity of its proceedings, or be affected by notice that no Event of Default has occurred or continues or that any required notice has not been given or that the disposition is otherwise unnecessary, improper or irregular, and, notwithstanding any impropriety or irregularity whatsoever or notice thereof, the disposition as regards such purchaser, lessee or other transferee will be deemed to be within the powers conferred by this Debenture and will be valid accordingly, and the remedy (if any) of the Borrowers in respect of any impropriety or irregularity whatsoever in any such disposition will be in damages only.

Section 7.4 Limitations. Notwithstanding anything herein contained to the contrary:

         (a) Failure to Exercise: neither the Lender nor any Receiver will be liable or accountable for any failure to exercise its rights, remedies or powers;

         (b) Receiver is Borrowers' Agent: the Receiver will be deemed the agent of the Borrowers and not the agent of the Lender, and the Borrowers will be solely responsible for the acts and defaults of the Receiver and for its remuneration, costs, charges and expenses, and the Lender will not in any way be responsible for any misconduct, negligence or nonfeasance on the part of the Receiver or its servants, agents or employees;

         (c) Not a Mortgagee in Possession: neither the provisions of this Debenture nor anything done under or pursuant to the rights, remedies and powers conferred upon the Lender and the Receiver, whether hereunder or otherwise, will render the Lender a mortgagee in possession;

         (d) Receiver's Liability: the Receiver will not be liable for any loss unless it is caused by the Receiver's own negligence or wilful default;

         (e) Accountability for Payments Received: each of the Lender and any Receiver will only be accountable for and charged with any moneys they actually receive;

         (f) No Duty to Take Steps: neither the Lender nor any Receiver will be bound to collect, dispose of, realize, enforce or sell any Securities, Instruments, Chattel Paper or Intangibles (including any Accounts) comprised in the Charged Property or to allow any such Charged Property to be sold or disposed of, nor will it be responsible for any loss occasioned by any such sale or other dealing or for any failure to sell or so act, nor will it be responsible for any failure to take necessary steps to preserve rights against others in respect of such Charged Property nor bound to protect any such Charged Property nor to perform any act to prevent prescription thereof nor to protect any such Charged Property from depreciating in value or becoming worthless nor bound to examine lists of drawn or redeemed bonds or notices relating to coupons or dividends nor to advise the Borrowers of the expiry of rights or warrants in connection with any such Charged Property, nor will it be responsible for any loss occasioned by the failure to exercise any rights in respect of such Charged Property within the time limited for the exercise thereof, and where Charged Property now or hereafter consists of an unaccepted bill the Borrowers hereby assign to the Secured Party all present and future claims of the Borrowers or any of them against the drawee and others to the extent of the amount of such bill or bills; and

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 101 of 109 Pages
---------------------------------                -------------------------------


         (g) No Duty to Keep Property Separate: neither the Lender nor the Receiver will be obligated to keep Charged Property separate or identifiable.

Section 7.5 Application of Proceeds. Any proceeds of any disposition of Charged Property, any net profits of carrying on all or any part of the business or businesses of the Borrowers, and any proceeds of any other realization will, at the option of the Lender, be held in whole or in part unappropriated in a separate account (as security for any or all of the Obligations including such part or parts thereof as may be contingent or not yet due) or be released in whole or in part to the Borrowers or be applied in whole or in part (subject to applicable legislation and the claims of any creditors ranking in priority to the Charges created hereby):

         (a) Receiver's Costs: firstly, to the payment of all costs, charges and expenses of and incidental to the appointment of any Receiver and the exercise by the Receiver of any or all of its rights, remedies and powers with respect to the Borrowers, the Charged Property and this Debenture, including the remuneration of the Receiver and all amounts properly payable by the Receiver together with all legal costs in respect thereof on a solicitor and his own client basis;

         (b) Costs of Repossession and Disposition: secondly, to the payment of all costs, charges and expenses incurred or paid in connection with seizing, repossessing, collecting, holding, repairing, processing, preparing for disposition and disposing of Charged Property and any other expenses of enforcing this Debenture incurred by the Lender (including legal fees on a solicitor and his own client basis and all taxes, costs and charges in respect of Charged Property);

         (c) Amounts Other than Principal and Interest: thirdly, to the payment of any other costs, charges and expenses payable hereunder or under any other agreement evidencing or securing the Obligations in whole or in part;

         (d) Interest: fourthly, to the payment of all outstanding interest, arrears of interest, and other sums (other than principal) comprised in the Obligations;

         (e) Principal: fifthly, to the payment of all outstanding principal amounts comprised in the Obligations; and

         (f) Surplus: sixthly, any surplus will, subject to the rights or any other creditors of the Borrowers, be paid to the Borrowers.

Section 7.6 Appointment of Attorney. To enable the Lender and any Receiver to exercise the rights, remedies and powers conferred upon them, whether by this Debenture or otherwise, each of the Borrowers hereby irrevocably appoints each of the Lender and the Receiver, whoever they may be, to be the lawful attorney of the Borrower to do any act or thing and to execute any assurance or instrument in the exercise of the powers conferred upon them (including carrying out any disposition of Charged Property and for such purpose to affix the Borrower's common seal to any deeds, transfers, conveyances, assignments, assurances and things which the Borrower ought to execute to complete any disposition of Charged Property or alternatively to execute the same under its own seal by conveying in the name of and on behalf of the Borrower and under its own seal, and any deed or other thing executed by the Lender or the Receiver under its own seal pursuant hereto will have the same effect as if it were under the common seal of the Borrower) or which the Borrower ought to do or execute hereunder and to exercise any or all of the rights, remedies and powers of the Borrower in carrying out or attempting to carry out any or all of the rights, remedies and powers conferred upon them.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 102 of 109 Pages
---------------------------------                -------------------------------


Section 7.7 Rights Cumulative. All rights, remedies and powers of the Lender and any Receiver set out in this Debenture are cumulative. No right, remedy or power set out herein is intended to be exclusive but each will be in addition to every other right, remedy and power contained herein or in any other existing or future agreement or now or hereafter existing by statute, at law or in equity.

Section 7.8 Order of Realization. The Lender may realize upon the Charges created hereby and any other Security Interests or encumbrances it may now or hereafter have in such order as it may consider appropriate, and any such realization by any means upon any such Security Interests or encumbrances will not bar realization upon any other Security Interests or encumbrances.

Section 7.9 Waiver. The Lender in its absolute discretion may at any time and from time to time by written notice waive any breach by the Borrowers or any of them of any of its covenants or agreements herein. No course of dealing between the Borrowers and the Secured Party will operate as a waiver of any of the Lender's rights, remedies or powers. No failure or delay on the part of the Lender to exercise any right, remedy or power given herein or by any other existing or future agreement or now or hereafter existing by statute, at law or in equity will operate as a waiver thereof, nor will any single or partial exercise of any such right, remedy or power preclude any other exercise thereof or the exercise of any other such right, remedy or power, nor will any waiver by the Lender be deemed to be a waiver of any subsequent, similar or other event.


                                   Article 8
                                OTHER AGREEMENTS

Section 8.1 No Obligation to Advance. None of the preparation, execution, perfection or registration of this Debenture or the making of any advance of the Credit Facility will bind the Lender to make any further advance of the Credit Facility or to renew any note or extend any time for payment, but nevertheless the Charges created hereby will take effect immediately upon the execution and delivery of this Debenture by the Borrowers.

Section 8.2 Additional Security. The Charges created hereby will be in addition to and not in replacement of or substitution for any other security now or hereafter held by the Lender in respect of the Obligations or any part thereof, and will not be affected by any exchange, release or variation of any such security.

Section 8.3 Allocation of Payments. Any and all payments made in respect of the Obligations from time to time, and all moneys realized from the enforcement of the Charges created hereby or any other securities therefor, and all increases and profits in respect of Charged Property, may be applied by the Lender on such part or parts of the Obligations as the Lender may consider appropriate, and the Lender will at all times have the right to change any appropriation of any such payments or moneys and to reapply the same on any other part or parts of the Obligations as the Lender may consider appropriate, notwithstanding any previous application by whomsoever made.

Section 8.4 No Merger. Neither this Debenture nor the Charges created hereby will operate by way of merger of any indebtedness or liability of the Borrowers or any of them or any one or more other persons to the Lender in respect of the Obligations or under any Instrument, Intangible or security instrument by which the same may now or at any time hereafter be represented or evidenced, and no judgment recovered by the Lender will merge or in any way affect the Charges created hereby or the Lender's rights to recover the Obligations (including interest at the rates payable thereon).

Section 8.5 Assignment. The Borrowers will not assign this Debenture or any of their rights or benefits hereunder, but the Lender may assign this Debenture and all of its rights and benefits hereunder.

Section 8.6 Amendment and Waiver. Neither this Debenture nor any provision hereof may be amended, waived, discharged or terminated except by a document in writing executed by the party against whom enforcement of the amendment, waiver, discharge or termination is sought.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 103 of 109 Pages
---------------------------------                -------------------------------


Section 8.7 Notices and Other Instruments. Any notice, demand or other communication required or permitted to be given to any party hereunder shall be in writing and shall be:

         (a) personally delivered to such party; or

         (b) except during a period of strike, lock-out or other postal disruption, sent by double registered mail, postage prepaid to the address of such party set forth on page one; or

         (c) sent by telecopier or other means of electronic communication to the address of such party set forth on page one;

and shall be deemed to have been received by such party on the earliest of the date of delivery under subsection (a), the actual date of receipt when mailed under Clause (b) and the day following the date of communication under subsection (c). Any party may give written notice to the other parties of a change of address to some other address, in which event any communication shall thereafter be given to such party as hereinbefore provided, at the last such changed address of which the party communication has received written notice.

Section 8.8 Discharge. There are no oral agreements to release any Charged Property and no agreement to release Charged Property will be effective unless it is in writing and executed by the Lender.


Section 8.9 Copies of Agreement and Financing Statements. Each of the Borrowers acknowledges its receipt of a copy of this Debenture, and waives its right to receive a copy of any financing statement, financing change statement or verification statement that may be filed by or issued to the Lender in connection with this Debenture.

Section 8.10 Maximum Rate. Notwithstanding any other provisions of this Debenture or any other agreement, the maximum amount (including interest, fees, bonus and any other consideration) payable to the Lender in connection with the Obligations and each part thereof shall not exceed the maximum allowable return permitted under the laws of British Columbia and the laws of Canada applicable therein, and the provisions of this Debenture and all other existing and future agreements are hereby modified to the extent necessary to effect the foregoing.

Section 8.11 Further Assurances. Each of the Borrowers shall from time to time, whether before or after the Charges hereby created shall have become enforceable, do all such acts and things and executed and deliver all such deeds, transfers, assignments and instruments as the Lender may reasonably require for protecting the Charged Property or perfecting the Charges created hereby and for exercising all rights, remedies, powers, authorities and discretions hereby conferred upon the Lender, and the Borrowers shall, from time to time after the Charges created hereby have become enforceable, do all such acts and things and execute and deliver all such deeds, transfers, assignments and instruments as the Lender may require for facilitating the sale of or other dealing with the Charged Property in connection with any realization thereof.

Section 8.12 Successors and Assigns. This Debenture shall be binding upon each of the Borrowers, its successors and permitted assigns, and shall enure to the benefit of the Lender and its successors and assigns. The Borrowers may not assign or novate any of their rights or obligations under this Debenture without the prior written consent of the Lender.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 104 of 109 Pages
---------------------------------                -------------------------------


Section 8.13 Headings, etc. The division of this Debenture into sections and subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

Section 8.14 Severability. If and to the extent that any provision hereof shall conflict with any mandatory provision of the PPSA (including, without limitation, an exclusion or purported exclusion of a duty or onus imposed by the PPSA or a limitation or purported limitation of the liability of or the amount of damages recoverable from a Person who has failed to discharge a duty or obligation imposed by the PPSA), such provision of the PPSA shall govern. The provisions of this Debenture are intended to be severable. If any provision of this Debenture shall be deemed by any court of competent jurisdiction or held to be invalid or void or unenforceable in whole or in part in any jurisdiction, such provision shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without in any manner affecting the validity or enforceability thereof in any other jurisdiction or the remaining provisions hereof in any jurisdiction.

Section 8.15 Lender's Rights and Remedies. In addition to the foregoing without limitation: (i) the Lender's rights and remedies hereunder shall be cumulative and not exclusive of any rights or remedies which it would otherwise have; no delay or omission by the Lender in exercising or enforcing any of the Lender's rights and remedies hereunder shall operate as, or constitute, a waiver thereof; no waiver by the Lender of any Event of Default shall operate as a waiver of any other default hereunder; no single or partial exercise of any of the Lender's rights or remedies hereunder, and no express or implied agreement or transaction of whatever nature entered into between the Lender and any Person, at any time, shall preclude the other or further exercise of the Lender's rights and remedies hereunder; no waiver by the Lender of any of the Lender's rights and remedies hereunder on any one occasion shall be deemed a waiver on any subsequent occasion, nor shall it be deemed a continuing waiver; and (ii) the Lender's rights and remedies hereunder may be exercised at such time or times and in such order of preference as the Lender may determine.

Section 8.16 Governing Law. This Debenture shall be governed by and construed in accordance with the laws of the Province of British Columbia and of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

Section 8.17 Negotiable Instrument. This Debenture is not a negotiable instrument.

Section 8.18 Implied Covenants. The doctrine of consolidation will apply to this Debenture and the Lender's rights of consolidation shall not be diminished in any way by Section 31 of the Property Law Act (British Columbia) and any amendments thereto.

IN WITNESS WHEREOF each of the Borrowers have executed this Debenture under seal as of the day and year first above written.


                             AIMTRONICS CORPORATION


                             Per:
                                      ------------------------------------------
                                      Authorized Signatory


                             AIMGLOBAL TECHNOLOGIES COMPANY INC.


                             Per:
                                      ------------------------------------------
                                      Authorized Signatory


                             AMERICAN COMPUTER ASSEMBLY, INC.


                             Per:
                                      ------------------------------------------
                                      Authorized Signatory

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 105 of 109 Pages
---------------------------------                -------------------------------



                                   SCHEDULE A


                           CONVERTIBLE PROMISSORY NOTE

$2,100,000.00                                                   August 29, 2002


FOR VALUE RECEIVED, the undersigned, AIMGLOBAL TECHNOLOGIES COMPANY INC. ("AimGlobal"), a British Columbia company, AIMTRONICS CORPORATION, a Canadian corporation, and AMERICAN COMPUTER ASSEMBLY INC., a New York corporation, (collectively, the "Borrower"), hereby jointly and severally promise to pay and deliver to the order of VALTEC CAPITAL CORPORATION, a Nevada corporation, (the "Lender") the sum of $2,100,000.00 in lawful money of Canada (the "Principal Amount") pursuant to that certain Debenture dated August 29, 2002 (the "Debenture") between the Borrower and the Lender, which sets out, among other things, the terms and conditions upon which the Borrower shall pay the loan of $2,100,000 (the "Loan") and interest thereon by the Borrower evidenced hereby. Capitalized terms used herein but not defined in this convertible promissory note shall have the meanings given to them in the Debenture.

This Convertible Promissory Note is made pursuant to the Debenture and is subject to all of the terms and conditions of the Debenture, all of which are deemed to be incorporated herein by reference.

Until the Loan has been repaid or converted in full, the outstanding Principal Amount shall bear interest, which shall accrue from day to day, from and including the date of the advance of the Loan, before as well as after maturity, before as well as after default and before as well as after judgment, at a rate of 10% per annum, calculated and compounded monthly not in advance and payable monthly on the first day of each and every month commencing on the first day of the month next following the date of advance of the Loan. Interest on overdue interest shall be calculated and shall be due and payable in the manner aforesaid. If the Borrower fails to make any payments of principal or interest required to be made hereunder, on the day on which the same is due and payable, the Borrower will pay interest on the amount or amounts so required to have been paid at the rate of interest as aforesaid calculated as payable from the date of such failure until the date of payment.

The Principal Amount shall be repaid in full on or before August 29, 2007 (the "Due Date") as provided in the Debenture. The obligation of the Borrower to pay amounts due hereunder is subject to acceleration and to the other rights and remedies specified in the Debenture.

The Lender may, at its option, exercise by notice in writing (the "Notice of Conversion") to the Borrower, which Notice of Conversion shall be in the form of that attached hereto as Appendix A, at any time and from time to time up to the close of business (Vancouver time) on the business day immediately preceding the Due Date, convert all or any part of the Principal Amount owing from time to time, inclusive of any interest accrued but unpaid, into common shares of AimGlobal at the conversion price of $0.35 per common share, subject to adjustment in accordance with the terms of the Debenture.

Whenever AimGlobal is required by a Notice of Conversion to issue its common shares as provided herein, the Principal Amount owing under this Note shall be reduced to reflect such amount as converted. Any interest accrued on the Principal Amount converted hereunder shall be converted with such Principal Amount into common shares of AimGlobal.

Upon receipt of a Notice of Conversion, AimGlobal shall forthwith deliver to the Lender share certificates in respect of the Principal Amount and interest converted pursuant to the terms of the Debenture.

Any and all common shares of AimGlobal which may be issued upon exercise by the Lender of its rights of conversion hereunder will, upon issuance, be fully paid and non-assessable and free of all liens, charges and encumbrances, except that certificates for any common shares issued may be required to bear a legend and may be subject to certain hold period restrictions on resale, as required by applicable regulatory authorities and securities laws.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 106 of 109 Pages
---------------------------------                -------------------------------


AimGlobal further covenants and agrees that during the period within which the Lender's right of conversion may be exercised, AimGlobal will at all times have duly and validly authorized and reserved a sufficient number of its common shares for issuance upon the conversion of the Principal Amount, in whole or in part, and any accrued interest thereon.

The Borrower agrees to pay on demand all reasonable costs and expenses in connection with the enforcement of the Lender's rights under this convertible promissory note, including any amendments or extensions hereof, the reasonable costs of legal counsel, on a full indemnity basis and all other out-of-pocket expenses of the Lender associated with the enforcement of remedies, and if such amounts are not paid forthwith on demand, such amounts shall bear interest at the same rate as the Principal Amount of the Loan.

This Convertible Promissory Note and the obligations of the Borrower hereunder shall enure to the Lender and its successors and permitted assigns.

The Borrower hereby waives notice, demand, presentment for payment, protest and notice of dishonour of this Convertible Promissory Note.

This Convertible Promissory Note is governed by the laws of British Columbia. The Borrower irrevocably submits to the non-exclusive jurisdiction of the courts of British Columbia.

DATED this 29th day of August, 2002.


                             AIMTRONICS CORPORATION


                             Per:
                                      ------------------------------------------
                                      Authorized Signatory


                             AIMGLOBAL TECHNOLOGIES COMPANY INC.


                             Per:
                                      ------------------------------------------
                                      Authorized Signatory


                             AMERICAN COMPUTER ASSEMBLY, INC.


                             Per:
                                      ------------------------------------------
                                      Authorized Signatory

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 107 of 109 Pages
---------------------------------                -------------------------------



                    APPENDIX A TO CONVERTIBLE PROMISSORY NOTE

                                 CONVERSION FORM


TO:               AIMGLOBAL TECHNOLOGY COMPANIES, INC.

                  The undersigned holder of the within Convertible Promissory Note hereby irrevocably elects to convert said Convertible Promissory Note* (or $_______________ principal amount and accrued interest of $______________ thereon) into common shares of AIMGLOBAL TECHNOLOGY COMPANIES, INC. in accordance with the terms of the Debenture (as defined in the Convertible Promissory Note) and directs that the common shares issuable and deliverable upon the conversion be issued and delivered to the person indicated below. (If common shares are to be issued in the name of a person other than the holder, all requisite transfer taxes or fees must be tendered by the undersigned).


         * If less than the full principal amount of the Convertible Promissory Note is to be converted, indicate in the space provided the principal amount (which must be $100,000 or integral multiples thereof) to be converted.

                  Deliver certificate(s) for the common shares of AIMGLOBAL TECHNOLOGIES COMPANY, INC. resulting from this conversion in the name and address shown below:

                                     Print name in which common shares issued on conversion are to be issued, delivered
-----------------------------------  and registered
Name


-----------------------------------
Address

-----------------------------------


DATED:
        ---------------------------


                                       -----------------------------------
                                       Signature of Holder


                                       -----------------------------------
                                       Name (Please Print)

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 108 of 109 Pages
---------------------------------                -------------------------------



                                   SCHEDULE B

                                  REAL PROPERTY

1. 100 Schneider Road, Ottawa, Ontario, owned by Aimtronics, comprising 33,000 square feet.

2. Lease of 1245 California Avenue, Brockville, Ontario, for a term expiring March 2007 at a rent of $14,000 per month of premises comprising 51,265 square feet.

3. Lease of 200 Chimney Point Drive, Ogdensbury, New York, for a term expiring January 2005 at a rent of $17,200 per month of premises comprising 70,000 square feet.

4. Lease of 7950 Houston Road, Delta, British Columbia, for a term expiring June 2005 at a rent of $6,184 per month of premises comprising 9,469 square feet.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  00900N                                       Page 109 of 109 Pages
---------------------------------                -------------------------------


                                   SCHEDULE C


PART 1 -          SCHEDULE OF PERSONAL PROPERTY



PART 2 -          OTHER PLACES OF BUSINESS (Section 4.1.6)

                  1245 California Avenue
                  Brockville, Ontario

                  200 Chimney Point Avenue
                  Ogdensburg, New York

                  7950 Houston Road
                  Delta, British Columbia



PART 3 -          SCHEDULED PERMITTED ENCUMBRANCES (paragraph 8.1(g)(x))

                  SEE ATTACHED ADDENDUM A